FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2026
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - September 2026 Financial Report	1

Santander

Financial report 2026

January - September

It starts here

January - September	2026

Index

3	SIGNIFICANT EVENTS IN THE PERIOD

5	KEY CONSOLIDATED DATA

7	BUSINESS MODEL

8	GROUP FINANCIAL INFORMATION
8	General background
9	Highlights of the period
11	Income statement
19	Balance sheet
22	Solvency ratios
23	Risk management
27	The Santander share

29	FINANCIAL INFORMATION BY SEGMENT

46	SUSTAINABILITY

47	CORPORATE GOVERNANCE

48	APPENDIX
49	Financial information
71	Alternative performance measures
84	Interim condensed consolidated financial statements
87	Glossary
88	Important information
This report was approved by the board of directors on 27 October 2026, following a favourable report from the audit committee. Important information regarding this report can be found on pages 88 and 89.

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Significant events in the period
Completion of the Webster acquisition
•On 3 February 2026, Santander announced that it had reached an agreement to acquire 100% of Webster Financial Corporation’s (Webster) share capital, a US retail and commercial bank, highly complementary to the activities and services Santander provides in the US.
•The acquisition was completed on 20 August 2026, following the receipt of the corresponding regulatory authorizations and approval from both Webster's and Santander's shareholders, on the terms previously announced. The total consideration amounted to USD 12,509 million (EUR 10,724 million). The consideration mix represented 65% cash and 35% by means of newly issued Banco Santander shares, executed via a capital increase on 20 August 2026, through non-cash contributions with a total nominal value of EUR 165 million through the issuance of 329,846,438 new ordinary shares. This transaction had a -1.47 pp impact on the September 2026 CET1 ratio.
•Webster's balance sheet and results were incorporated almost entirely within the Retail & Commercial Banking and Openbank global businesses. Therefore, from 20 August 2026, figures for Grupo Santander, mainly Retail & Commercial Banking, Openbank US within Openbank, and the US secondary segment include Webster. As a result, unless otherwise stated, all metrics corresponding to periods from 20 August 2026 onwards include Webster’s business.
•As of 30 September 2026, Webster had a gross loan book of approximately EUR 50 billion and around EUR 62 billion of customer deposits. Webster has approximately 4,500 employees, around 190 branches and 4.2 million customers in the US.
Exchange offer to acquire the outstanding shares of Santander Brasil
•On 30 July 2026, Banco Santander announced its intention to launch a voluntary exchange offer to acquire all outstanding shares of Banco Santander Brasil that it does not already own, representing approximately 10% of its share capital. The exchange offer consideration will consist of newly issued Banco Santander shares.
•Shareholders of Santander Brasil who accept the offer will receive: i) 0.4056 newly issued Banco Santander shares for each unit or ADS of Santander Brasil; and ii) 0.2028 newly issued Banco Santander shares for each common share or preferred share of Santander Brasil.
•The transaction will have a maximum value of approximately EUR 1,908 million, calculated based on Banco Santander's ordinary share price of EUR 12.248 as at 30 July 2026.
•Commencement of the offer and the offer itself remain subject to customary conditions for transactions of this nature, including the receipt of the relevant regulatory approvals, the approval by Banco Santander’s General Shareholders’ Meeting of the corresponding capital increase and the absence of any material adverse change.
Completion of the TSB acquisition
•On 30 April 2026, Santander completed the acquisition of TSB Banking Group plc (TSB), the UK subsidiary of Banco de Sabadell, S.A. (Sabadell), having received the required regulatory approvals and fulfilled the conditions required for closing, for a cash consideration of GBP 2,867 million (EUR 3,318 million), with a -55 bp impact on the June 2026 CET1 capital ratio.
•TSB's balance sheet and results are fully incorporated within the Retail & Commercial Banking global business. Therefore, from 1 May 2026, figures for Grupo Santander, Retail & Commercial Banking (within Retail UK) and the UK secondary segment include TSB. As a result, unless otherwise stated, all metrics corresponding to periods from May 2026 onwards include TSB’s business.
•As of 30 June 2026, when we began to report TSB as part of Santander, TSB had approximately EUR 53 billion of total assets, a gross loan book of EUR 42 billion, more than 90% of which was residential mortgage lending, and around EUR 42 billion of customer funds, fully comprising customer deposits, of which over 80% were demand deposits. TSB had approximately 4,700 employees, around 180 branches and over 4 million customers in the UK.

January - September 2026	3

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Changes to Group reporting in 2026
•On 10 February 2026, the Group announced a series of changes to its reporting structure, effective from Q1 2026. They do not change the Group’s reported profit attributable to the parent nor do they affect the Group's targets announced to the market in the Q4 2025 results presentation and at the Investor Day on 25 February 2026.
•These changes, which affect the income statements and certain management metrics, have been applied to the information reported from Q1 2026 onwards, as well as to prior periods presented in this report to facilitate comparisons. These changes do not affect the Group’s consolidated balance sheet. For further information on these changes, see the 'Significant events in the period' section of the Q1 2026 Quarterly financial report.
•In addition, other minor changes affecting the primary and secondary segments were disclosed, which are detailed in the 'Financial information by segment' section of this report.
Completion of the Poland disposal
•On 9 January 2026, Banco Santander and Erste Group Bank AG (Erste) announced the completion of the sale of Santander Bank Polska (Santander Poland), which had been disclosed in May 2025, after obtaining all required regulatory approvals and fulfilling the conditions for closing. The abovementioned transaction will hereinafter be referred to as the 'Poland disposal'.
•Erste acquired approximately 49% of the share capital of Santander Poland and the 50% of the asset management company (TFI) which was not integrated within Santander Poland, for a total cash consideration of EUR 7,035 million. The all-cash transaction at 584 zlotys per share valued the bank at 2.2 times Q1 2025 tangible book value per share and represents a premium of 7.5% versus Santander Poland's closing price on 2 May 2025, excluding the dividend paid in May 2025.
•The transaction generated a net capital gain of EUR 1,895 million for Santander, increasing its CET1 ratio by 95 basis points, equivalent to around EUR 6 billion. The financial impacts on both results and capital from this transaction were recorded in Q1 2026. For further information, see the 'Alternative performance measures' section in this report.

Note: to facilitate the analysis of business performance, this document presents certain underlying income statement line items and balance sheet metrics excluding TSB and Webster. In this report, we will refer to the volumes and results related to TSB and Webster interchangeably as acquisitions or M&A.

4	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Key consolidated data

BALANCE SHEET (EUR million) [1]	Sep-26	Jun-26%		Sep-26	Sep-25%		Dec-25
Total assets	2,102,334	1,954,465	7.6	2,102,334	1,840,668	14.2	1,867,515
Loans and advances to customers	1,206,887	1,149,162	5.0	1,206,887	1,027,209	17.5	1,037,288
Customer deposits	1,222,263	1,133,762	7.8	1,222,263	1,026,130	19.1	1,041,200
Total funds	1,583,574	1,489,431	6.3	1,583,574	1,339,096	18.3	1,363,160
Total equity	118,400	115,898	2.2	118,400	109,914	7.7	112,748
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million) [2]	Q3'26	Q2'26%		9M'26	9M'25%		2025
Net interest income	11,834	11,692	1.2	34,545	31,559	9.5	42,348
Total income	15,891	15,682	1.3	46,713	43,248	8.0	58,311
Net operating income	9,454	9,277	1.9	27,741	24,818	11.8	33,532
Profit before tax	4,828	4,932	(2.1)	14,789	13,761	7.5	18,681
Profit attributable to the parent	3,432	3,518	(2.4)	12,405	10,337	20.0	14,101
Note: net operating income is defined as total income minus operating expenses.

EPS AND PROFITABILITY (%) 2 3	Q3'26	Q2'26%		9M'26	9M'25%		2025
EPS (euros)	0.23	0.23	(3.3)	0.83	0.66	24.9	0.91
RoE	13.5	13.7		14.8	13.6		13.9
RoTE	16.3	15.8		17.4	16.1		16.3
RoA	0.77	0.82		0.88	0.83		0.84
RoRWA	2.43	2.56		2.72	2.39		2.44

UNDERLYING INCOME STATEMENT (EUR million) 4 5	Q3'26	Q2'26%		9M'26	9M'25%		2025
Net interest income	11,903	11,692	1.8	34,614	31,599	9.5	42,401
Total income	15,960	15,707	1.6	46,807	43,243	8.2	58,308
Net operating income	9,246	8,980	3.0	26,882	23,620	13.8	31,898
Profit before tax	5,424	5,318	2.0	15,771	14,010	12.6	18,936
Underlying profit attributable to the parent	3,848	3,768	2.1	11,176	9,624	16.1	13,152
Changes in constant euros:
Q3'26 / Q2'26: NII: +1.5%; Total income: +1.3%; Net operating income: +2.7%; Profit before tax: +1.7%; Underlying attributable profit: +1.7%.
9M'26 / 9M'25: NII: +7.9%; Total income: +6.6%; Net operating income: +11.7%; Profit before tax: +10.8%; Underlying attributable profit: +14.4%.

UNDERLYING EPS, PROFITABILITY AND EFFICIENCY (%) 3 4 5	Q3'26	Q2'26%		9M'26	9M'25%		2025
Underlying EPS (euros)	0.26	0.25	1.7	0.74	0.61	20.7	0.84
Underlying RoE	13.8	13.9		13.7	12.7		13.0
Underlying RoTE	16.8	16.0		16.0	14.9		15.2
Underlying RoA	0.79	0.84		0.82	0.77		0.79
Underlying RoRWA	2.49	2.60		2.53	2.25		2.31
Efficiency ratio	42.1	42.8		42.6	45.4		45.3

SOLVENCY (%)	Sep-26	Jun-26	Sep-26	Sep-25	Dec-25
Phased-in CET1 ratio	12.7	14.0	12.7	13.1	13.5
Phased-in total capital ratio	17.0	18.8	17.0	17.4	17.8

January - September 2026	5

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

CREDIT QUALITY (%) [3]	Sep-26	Jun-26	Sep-26	Sep-25	Dec-25
Cost of risk 5 6	1.16	1.15	1.16	1.13	1.14
NPL ratio	2.90	2.93	2.90	2.91	2.91
NPL coverage ratio	64	64	64	67	66

MARKET CAPITALIZATION AND SHARES	Sep-26	Jun-26%		Sep-26	Sep-25%		Dec-25
Shares (millions)	14,556	14,689	(0.9)	14,556	14,885	(2.2)	14,689
Number of shareholders	3,559,819	3,508,619	1.5	3,559,819	3,520,788	1.1	3,518,729
Share price (euros)	12.328	12.084	2.0	12.328	8.874	38.9	10.070
Market capitalization (EUR million)	179,452	177,506	1.1	179,452	132,092	35.9	147,921
Tangible book value per share (euros)	5.92	6.32		5.92	5.56		5.76
Price / Tangible book value per share (X)	2.08	1.91		2.08	1.60		1.75

CUSTOMERS (thousands)	Sep-26	Jun-26%		Sep-26	Sep-25%		Dec-25
Total customers	188,804	182,488	3.5	188,804	172,298	9.6	174,197
Active customers	110,576	105,684	4.6	110,576	100,797	9.7	101,651
Digital customers	64,215	61,998	3.6	64,215	58,351	10.1	59,040
Note: customer data in 2025 exclude Poland. Including Poland: in December 2025, total customers: 180,221; active customers: 106,410; digital customers: 62,982. In September 2025, total customers: 178,374; active customers: 105,528; digital customers: 62,258.

OTHER DATA	Sep-26	Jun-26%		Sep-26	Sep-25%		Dec-25
Number of employees	186,151	185,279	0.5	186,151	190,646	(2.4)	187,539
Number of branches	6,548	6,496	0.8	6,548	7,029	(6.8)	6,765
Note: employees and branches data in 2025 exclude Poland. Including Poland: in December 2025, number of employees 198,403; number of branches 7,124. In September 2025, number of employees 201,304; number of branches 7,389.

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

1.In the Group's consolidated balance sheet, balances include TSB from 1 May 2026 and include Webster from 20 August 2026, affecting comparisons with prior periods. The assets associated with the Poland disposal were classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale' from the announcement of disposal until its completion.
2.In the statutory income statement, results associated with the business subject to the Poland disposal in all periods in 2025 and the resulting capital gain in Q1 2026 are reported under a single line item in the consolidated income statement — 'profit/(loss) after tax from discontinued operations'. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations, though they are included in the profit attributable to the parent and, therefore, in the metrics calculated based on said profit.
3.For further information, see the 'Alternative performance measures' section in this report.
4.In the underlying income statement, results associated with the business subject to the Poland disposal in all periods in 2025 and the resulting capital gain in Q1 2026 are recorded in 'non-recurring items'. This line item also includes some charges for intangible asset impairments and integration costs associated with the M&A transactions recorded in Q2 2026 and Q3 2026. These items grouped under ‘non-recurring items’ are excluded from underlying profit and underlying metrics, and explain the difference between underlying attributable profit and profit attributable to the parent.
5.In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS financial measures, including the figures related to 'underlying' results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the 'Alternative performance measures' section in the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2025 Annual financial report, published in the CNMV on 25 February 2026, our 20-F report for the year ending 31 December 2025 filed with the SEC in the United States on 27 February 2026, as updated by the Form 6-K filed with the SEC on 1 April 2026 in order to reflect our new reporting structure as well as the 'Alternative performance measures' section in this report.
6.Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.

6	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Our business model

CUSTOMER FOCUS	Building a digital bank with branches

→ We continue to build a digital bank with branches, with a multichannel proposition designed to meet all our customers' financial needs.	189 mn	111 mn
	total customers	active customers

SCALE	Global and in-market scale

→ Our global and in-market scale helps us to improve our local banks' profitability, adding value and network benefits.
→ Our activity is organized under five global businesses: Retail & Commercial Banking (Retail), Openbank, Corporate & Investment Banking (CIB), Wealth Management & Insurance (Wealth) and Payment Solutions (Payments).
→ Our five global businesses support value creation based on the profitable growth and operational leverage that ONE Santander provides.

Retail
Retail & Commercial Banking
Openbank
Openbank
CIB
Corporate & Investment Banking
Wealth
Wealth Management & Insurance
Payments
Payment Solutions
ONE
Santander

DIVERSIFICATION	Business, geographical and balance sheet

→ Well-balanced diversification between businesses and markets with a solid and simple balance sheet that gives us recurrent net operating income with low volatility and more predictable results.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose

To help people and businesses prosper

Our aim

To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities

Our how

Everything we do should be Simple, Personal and Fair

January - September 2026	7

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•General background
Group financial information
General background
Grupo Santander's operating environment in Q3 2026 continued to be characterized by some volatility, particularly due to geopolitical tensions in the Middle East. However, at the end of the quarter, economic growth indicators were solid across our footprint and unemployment rates generally remained relatively low. Uncertainty regarding the global economic outlook persists. We therefore expect a moderate economic slowdown compared to our initial estimates, as well as a pickup in global inflation, driven by a negative supply shock resulting from the conflict in the Middle East together with higher long-term funding costs in several countries.

Country	GDP Change[1]	Economic performance
Eurozone	+1.2%	Economic growth was stronger than expected, supported by strong household consumption as consumers used part of their accumulated savings to offset the impact of higher energy prices. Inflation rose above 3%, with inflationary pressures increasing. In response, the ECB raised its deposit facility rate to 2.5% in September.
Spain	+2.6%
Indicators in Q3 2026 point to solid growth, albeit more moderate than in the previous quarter. Household consumption remained the main activity driver, despite higher inflation and interest rates. Inflation increased to 4.9% in September, driven by higher energy prices, while the rise in core inflation to 3.1% confirms that the energy shock is starting to feed through, especially to services prices, though the pass-through currently remains moderate.

UK	+1.2%	Economic growth in the first nine months of the year was stronger than expected, and the latest data continue to point to resilient activity, supported by household consumption. The labour market continued to weaken, with private wage growth slowing (2.9% in July), though the unemployment rate remained at 4.9%. Headline inflation increased to 3.5% in September, driven by higher energy prices. In September, the Bank of England held interest rates at 3.75%.
Portugal	+2.5%	At the beginning of H2 2026, Portugal's growth remained above the eurozone's, though risks remain from weaker investment, external demand, inflation (3.6% in September) and housing market pressures. The labour market remained strong, with employment growth, the unemployment rate (5.7%) below the natural rate and positive real wage growth. The fiscal surplus remained stable.
US	+2.2%	Q3 2026 indicators point to solid growth, supported by strong private investment and resilient household consumption. The labour market remained stable. Inflation remained elevated at 3.7% in September, driven by higher energy prices. In this context, the Federal Reserve raised the target range for interest rates by 25 bps in September to 3.75-4.00%, signalling the possibility of further rate hikes if there are no clear signs of moderating inflation.
Mexico	+2.1%	After a weak Q1 2026, the economy showed signs of a significant recovery in Q2 2026 and at the beginning of Q3 2026, supported by strong consumption, investment and external demand. Exports continued to grow solidly and the labour market remained resilient, with a very low unemployment rate (2.7%, seasonally adjusted, in August). Inflation picked up to 3.5% in September and core inflation declined to 3.7%. The central bank has held interest rates at 6.5% since May and removed explicit references to the future direction of monetary policy in its latest statement.
Brazil	+2.0%	After GDP accelerated to 2.0% year-on-year in Q2 2026, the economy subsequently began to show signs of moderation, particularly in private consumption. The labour market remained solid, with the unemployment rate close to historical lows (5.3% in August). Inflation remained above the tolerance interval (4.6% in September), pressured by food prices and high inflation in services. The central bank continued its gradual easing cycle, lowering the policy rate by 25 bps in August and again in September to 13.75%, while remaining open to the possibility of further rate cuts depending on inflation trends and expectations.
Chile	-0.2%	The economy remained weak, reflecting the downturn in the natural resources sector and the impact of higher fuel prices, which weighed on households’ real income and private consumption. Inflation eased to 4.1% in September, though energy and food prices continued to increase at a high rate. Nevertheless, inflation expectations remain anchored at the 3% target from 2027 onwards. The central bank held interest rates at 4.5%, and indicated that it would continue to assess its monetary policy decisions based on developments in economic activity and inflation.
Argentina	+2.0%	During 2026, the economy has shown mixed signals, with weak domestic demand, while exports remained solid. Since Q2 2026, inflation has fallen back following the uptick at the beginning of the year, with a monthly average inflation of 1.9% in Q3 2026 (2.2% in Q2 2026). The central bank maintained a restrictive stance, though with some signs of easing, while fiscal policy remained contractionary, meeting surplus targets.
1.Year-on-year changes for Q2 2026.

8	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Highlights of the period

Highlights of the period: main figures

ATTRIBUTABLE PROFIT
Q3'26
EUR 3,432 mn
-2% in euros / Q2'26
9M'26
EUR 12,405 mn
+20% in euros / 9M'25

UNDERLYING ATT. PROFIT
Q3'26
EUR 3,848 mn
+2% in euros	/ Q2'26
+2% in constant euros
9M'26
EUR 11,176 mn
+16% in euros	/ 9M'25
+14% in constant euros

RoTE	RoTE (underlying)

17.4%	16.0%
+1.3 pp	+1.1 pp
/ 9M'25

VOLUMES AND REVENUE
Loans and advances to customers	Customer funds
+16%	+16%
Net interest income	Net fee income
+8%	+7%
Note: YoY changes in constant euros and Argentina in current euros.

EFFICIENCY
42.6%
-3 pp / 9M'25

COST OF RISK
1.16%
+3 bps / Sep-25

CET1 RATIO[1]
12.7%

▶In Q3 2026, profit attributable to the parent was EUR 3,432 million, which included Webster's results from 20 August 2026. Quarter-on-quarter, attributable profit declined 2%, impacted by some charges for intangible asset impairments and integration costs associated with the M&A transactions (EUR 416 million in Q3 2026 compared to EUR 250 million in Q2 2026).
Excluding these non-recurring impacts, underlying attributable profit was EUR 3,848 million, up 2% compared to Q2 2026. In constant euros, underlying profit also increased 2% quarter-on-quarter, supported by our good cost management, in addition to being favoured by the integration of Webster and a full quarter’s contribution from TSB, which more than offset the impact from seasonality on revenue.
▶Year-on-year, profit attributable to the parent increased 20% to EUR 12,405 million in 9M 2026, achieving another record, supported by the capital gain from the Poland disposal in Q1 2026.
In underlying terms, profit rose 16% year-on-year to EUR 11,176 million. In constant euros, underlying attributable profit rose 14%, driven by good performances in revenue and costs, with the cost of risk practically stable, and a small positive impact from the incorporation of TSB and Webster.
▶Underlying attributable profit grew strongly year-on-year across most of our global businesses, supported by revenue and good cost management.
▶These excellent results put us in a good position to meet our 2026 targets.

▶Profitability improved significantly year-on-year, with RoTE increasing to 17.4% in 9M 2026. Underlying RoTE increased to 16.0%, advancing towards our goal of achieving a RoTE above 20% in 2028.
▶We continued to record strong earnings per share growth, increasing to EUR 83 cents in 9M 2026, favoured by the capital gain from the Poland disposal. Underlying earnings per share improved by 21% year-on-year to EUR 74 cents, boosted by positive profit trends and the share buybacks executed over the last 12 months.

▶In terms of business volumes, both loans and advances to customers and customer funds grew at a solid pace, supported by our focus on active and disciplined capital allocation and management as well as profitable growth. They were also favoured by the incorporation of TSB and Webster.
Gross loans and advances to customers (excluding reverse repos) rose 16% year-on-year in constant euros. Excluding M&A, they increased 6% in constant euros, boosted by widespread growth across businesses.
Customer funds (customer deposits excluding repos plus mutual funds) grew 16% year-on-year in constant euros. Excluding M&A, they rose 8% in constant euros, rising across all global businesses, with a 6% increase in customer deposits in constant euros, mainly driven by time deposits, and double-digit growth in mutual funds.
▶In a somewhat volatile environment, total income grew 8% year-on-year. In constant euros, it rose 7% (+5% excluding M&A, in line with our 2026 target), underpinned by solid performances in net interest income (+8%), driven by higher volumes and our active balance sheet management, and net fee income (+7%), boosted by higher activity and transactionality.
▶Total costs increased 2% year-on-year. In constant euros, they were flat, -2% excluding M&A, in line with our 2026 target. These solid performances in revenue and costs continue to reflect the progress in our ONE Transformation strategy. As a result, the efficiency ratio improved year-on-year to 42.6%, supported by all global businesses.

▶Credit quality remained robust, supported by our good risk management and low unemployment levels across our footprint. The Group's cost of risk was virtually unchanged year-on-year at 1.16%, even after the impact from a weaker performance in Argentina in the year, reflecting sector-wide trends in the country. In Retail and Openbank, which accounted for more than 90% of the Group's net loan-loss provisions, cost of risk was 1.20% and 2.10%, respectively.
▶The NPL ratio remained at low levels (2.90%), broadly in line with September 2025 (-1 bp year-on-year). The NPL coverage ratio stood at 64%. Total loan-loss reserves ended the quarter at EUR 25,124 million.

▶The CET1 ratio ended September 2026 at 12.7% including a -1.47 pp impact from the Webster acquisition in the period. Excluding it, the CET1 ratio increased 0.14 pp in quarter, mainly due to 0.19 pp of net organic capital generation in the quarter, the result of +0.59 pp from profit generation, -0.33 pp from capital distributions2 and -0.07 pp from net RWA growth. We remain on track to meet our aim to end the year with a CET1 ratio in the range of 12.8-13%, at the top end of our 12-13% operating range.

Note: in this section, unless indicated otherwise, results are presented on an underlying basis and management metrics exclude Poland in all periods of 2025. For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
1.CET1 ratio on a phased-in basis, calculated in accordance with the transitory treatment of the CRR.
2.Capital distribution includes deduction for the accrual of ordinary shareholder remuneration and AT1 costs. For further information on our shareholder remuneration policy, see the 'Santander share' section in this report.

January - September 2026	9

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•Highlights of the period

Think Value

ORDINARY SHAREHOLDER REMUNERATION*
EUR million

+10%	higher than 2025 interim cash dividend
*Remuneration based on the full-year results of each period

TNAVps + CASH DPS

■ Cash DPS: EUR 25.20 cents
+11%
/ Sep-25

▶In application of the current shareholder remuneration policy charged against 2026 results:
i)On 29 September 2026, the board of directors approved an interim cash dividend of EUR 12.70 cents per share, 10% higher than its 2025 equivalent, which will be paid from 2 November.
Including the EUR 12.50 cent cash dividend per share paid in May, the cash dividends per share paid during 2026 will be 12% higher than that paid in 2025.
ii)On 10 August 2026, once the applicable regulatory approval had been obtained, we announced the first 2026 buyback programme of up to EUR 1,825 million, which commenced on 24 August.
This new programme puts us on track to achieve our goal of distributing at least EUR 10 billion through share buybacks charged against 2025 and 2026 results and against expected capital excess1. Considering this new programme, we will have carried out approximately 90% of this goal.
▶Total shareholder remuneration charged against H1 2026 results will be approximately EUR 3,660 million, 8% higher than the remuneration charged against H1 2025 results. The amount is approximately 50% of H1 2026 underlying attributable profit, split broadly equally between cash dividend payments and share buybacks.
▶At the end of the quarter, TNAV per share was EUR 5.92. Including the final cash dividend charged against 2025 results and the interim dividend charged against 2026 results approved in September, TNAV per share increased 11% year-on-year.

Think Customer

CUSTOMER GROWTH (vs. Sep-25)
Total customers:	+17	mn

Active customers:	+10	mn

▶We continued to make progress in the implementation of our global platforms, which represent a clear competitive advantage, as the capability to build platforms once and deploy them across multiple markets enables us to improve time-to-market, cost to serve and customer satisfaction.
▶These developments, alongside other initiatives focused on delivering the best experience to our customers and improving service quality, enable us to continue to attract more customers to the Group.
▶As a result, total customers increased 17 million year-on-year and active customers grew 10 million year-on-year, both also favoured by the incorporation of TSB and Webster.

Think Global

Contribution to Group revenue [2]

Retail	55%

Openbank	21%

CIB	15%

Wealth	7%

Payments	2%

9M 2026 data. Year-on-year changes in constant euros.
▶In Retail, underlying attributable profit grew 12% to EUR 6,445 million, boosted by solid revenue and cost performances, reflecting our transformation efforts. It also benefitted from the incorporation of TSB from 1 May 2026 and Webster from 20 August 2026.
▶The efficiency ratio improved to 39.9% and cost of risk stood at 1.20%. RoTE rose to 17.7%.

▶In Openbank, profit before tax excluding provisions for potential claims in the UK increased 13%, driven by revenue and cost improvements and the incorporation of Webster. This growth was not reflected in underlying attributable profit due to the impact from the end of tax incentives for electric vehicles in the US in 2025.
▶The efficiency ratio improved to 40.4% and cost of risk was 2.10%, with RoTE at 9.0%.

▶In CIB, underlying attributable profit rose 15% to EUR 2,433 million, driven by higher revenue across all business lines, while costs grew 8 pp less than revenue.
▶The efficiency ratio improved to 42.6% and RoTE to 19.2%.

▶In Wealth, underlying attributable profit rose 19% to EUR 1,651 million, boosted by solid commercial activity and a favourable market performance, with double-digit growth in both net fee income and gains on financial transactions.
▶The efficiency ratio improved to 34.6% and RoTE was 58.2%.

▶In Payments, underlying attributable profit increased significantly to EUR 105 million, with revenue growing 15%, much faster than costs, boosted by higher activity.
▶EBITDA margin reached 34.0% (+2.4 pp year-on-year).

1.As previously announced, Santander intends to allocate at least EUR 10 billion to shareholders through share buybacks charged against 2025 and 2026 results and against the expected capital excess. This share buyback target includes: i) buybacks that are part of the existing shareholder remuneration policy; and ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The implementation of the shareholder remuneration policy and additional buybacks is subject to corporate and regulatory decisions and approvals.
2.As % of total operating areas, excluding the Corporate Centre.

10	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Statutory income statement

Grupo Santander results
As a result of the announcement of the Poland disposal and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line item in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to 2025. Additionally, in Q1 2026, the capital gain from the closing of the Poland disposal was recorded in the same 'profit/(loss) after tax from discontinued operations' line item. For further information, see the 'Alternative performance measures' section in this report. Furthermore, as mentioned in the 'Significant events in the period' section, Q2 2026 results include TSB from 1 May 2026 and Q3 2026 results include Webster from 20 August 2026.

Grupo Santander. Summarized income statement
EUR million
			Change			Change
	Q3'26	Q2'26%		9M'26	9M'25%
Net interest income	11,834	11,692	1.2	34,545	31,559	9.5
Net fee income [1]	3,498	3,494	0.1	10,349	9,501	8.9
Gains or losses on financial assets and liabilities and exchange differences [2]	347	81	328.4	1,079	1,653	(34.7)
Dividend income	135	534	(74.7)	759	559	35.8
Share of results of entities accounted for using the equity method	246	163	50.9	722	480	50.4
Other operating income/expenses (net) [3]	(169)	(282)	(40.1)	(741)	(504)	47.1
Total income	15,891	15,682	1.3	46,713	43,248	8.0
Operating expenses	(6,437)	(6,405)	0.5	(18,972)	(18,430)	2.9
Administrative expenses	(5,650)	(5,566)	1.5	(16,518)	(16,008)	3.2
Staff costs	(3,586)	(3,551)	1.0	(10,516)	(10,063)	4.5
Other general administrative expenses	(2,064)	(2,015)	2.4	(6,002)	(5,945)	1.0
Depreciation and amortization	(787)	(839)	(6.2)	(2,454)	(2,422)	1.3
Provisions or reversal of provisions	(672)	(985)	(31.8)	(2,422)	(1,709)	41.7
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,476)	(3,373)	3.1	(10,047)	(9,372)	7.2
Impairment on other assets (net)	(497)	(8)	—	(527)	(188)	180.3
Gains or losses on non-financial assets and investments, net	26	3	766.7	42	(22)	—
Negative goodwill recognized in results	(2)	5	—	3	22	(86.4)
Gains or losses on non-current assets held for sale not classified as discontinued operations	(5)	13	—	(1)	212	—
Profit or loss before tax from continuing operations	4,828	4,932	(2.1)	14,789	13,761	7.5
Tax expense or income from continuing operations	(1,192)	(1,192)	—	(3,634)	(3,560)	2.1
Profit from the period from continuing operations	3,636	3,740	(2.8)	11,155	10,201	9.4
Profit or loss after tax from discontinued operations	—	—	—	1,895	1,152	64.5
Profit for the period	3,636	3,740	(2.8)	13,050	11,353	14.9
Profit attributable to non-controlling interests	(204)	(222)	(8.1)	(645)	(1,016)	(36.5)
Profit attributable to the parent	3,432	3,518	(2.4)	12,405	10,337	20.0

EPS (euros)	0.23	0.23	(3.3)	0.83	0.66	24.9
Diluted EPS (euros)	0.23	0.23	(3.4)	0.82	0.66	24.8

Memorandum items:
Average total assets	2,040,997	1,923,462	6.1	1,937,275	1,834,698	5.6
Average stockholders' equity	111,229	108,548	2.5	108,975	101,001	7.9

Note: the summarized income statement groups some lines of the consolidated statutory income statement on page 86 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

January - September 2026	11

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•Statutory income statement

Statutory income statement

9M 2026 results compared to 9M 2025
In 9M 2026, profit attributable to the parent totalled EUR 12,405 million, including the capital gain of EUR 1,895 million from the closing of the Poland disposal in Q1 2026, TSB's results from 1 May 2026 and Webster's results from 20 August 2026. As a result, profit increased 20% year-on-year, also supported by solid performances across businesses and good activity levels.
Total income
Total income in 9M 2026 amounted to EUR 46,713 million, up 8% year-on-year. By line:
•Net interest income totalled EUR 34,545 million, 9% higher than in 9M 2025, supported by good performances in Retail, CIB and Openbank.

Net interest income
EUR million
•Net fee income amounted to EUR 10,349 million, up 9% compared to 9M 2025, underpinned by growth across businesses. Of note were Retail, where we saw solid trends across most countries, and CIB and Wealth, both driven by commercial activity.

Net fee income
EUR million
•Gains or losses on financial assets and liabilities and exchange differences stood at EUR 1,079 million (EUR 1,653 million in 9M 2025) affected by lower results in the Corporate Centre, due to a greater impact from foreign currency hedges, and, to a lesser extent, due to lower results in Global Markets in CIB.

•Dividend income was EUR 759 million (EUR 559 million in 9M 2025). The increase was mainly driven by dividends from our stake in Poland recorded in the Corporate Centre.
•Income from companies accounted for by the equity method reached EUR 722 million, compared to EUR 480 million in 9M 2025, mainly due to higher results from certain stakes recorded in the Corporate Centre.
•Other operating income recorded a loss of EUR 741 million, compared to a EUR 504 million loss in 9M 2025, mainly due to a more negative impact from the hyperinflation adjustment in Argentina.
In summary, we had a solid performance in total income, reflecting the benefits of our diversification and global scale, our sound margin management and higher volumes.

Total income
EUR million
Operating expenses
Operating expenses in 9M 2026 amounted to EUR 18,972 million, increasing 3% year-on-year, rising at a much slower pace than revenue.
Our cost management continued to focus on further structurally improving efficiency. We continued to drive our business model transformation plan, ONE Transformation, which, together with the benefits from the rollout of our global platforms, the use of AI and network effects across our footprint, is resulting in greater operational leverage and better commercial dynamics.

Operating expenses
EUR million

12	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Statutory income statement
Provisions or reversal of provisions
Provisions (net of provision reversals) amounted to EUR 2,422 million in 9M 2026 and included additional provisions for potential complaints related to motor finance dealer commissions in the UK, mainly in Q1 2026, and M&A-related integration costs totalling EUR 337 million (EUR 250 million net of tax) in Q2 2026 and EUR 128 million (EUR 94 million net of tax) in Q3 2026. In 9M 2025, this line totalled EUR 1,709 million.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment of financial assets not measured at fair value through profit or loss (net) was EUR 10,047 million, heavily impacted by Argentina, reflecting sector-wide trends in the country. In 9M 2025, it was EUR 9,372 million and included provisions which strengthened the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.
Impairment on other assets (net)
The impairment on other assets (net) was EUR 527 million and included impairment on assets totalling EUR 469 million (EUR 322 million net of tax and non-controlling interests), mainly in the US and the UK, as part of the M&A-related integration process. In 9M 2025, the impairment on other assets totalled EUR 188 million.
Gains or losses on non-financial assets and investments (net)
This line recorded a net gain of EUR 42 million in 9M 2026. In the same period in 2025, this line recorded a EUR 22 million loss.
Negative goodwill recognized in results
In 9M 2026, there was EUR 3 million of negative goodwill. In 9M 2025, we recorded EUR 22 million relating to the acquisition of CrediScotia Financiera from Scotiabank, which expanded our presence in the consumer business in Peru.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes the sale and impairments of foreclosed assets, recorded a EUR 1 million loss in 9M 2026. In 9M 2025, this line recorded a EUR 212 million gain, which included a capital gain of EUR 231 million in Q2 2025 from the sale of Santander’s remaining 30.5% stake in CACEIS.
Profit or loss before tax from continuing operations
Profit before tax was EUR 14,789 million in 9M 2026, up 7% year-on-year, supported by solid performances in net interest income and net fee income, together with good cost management.
Tax expense or income from continuing operations
Total tax expense in 9M 2026 amounted to EUR 3,634 million. In 9M 2025, tax expense was EUR 3,560 million. In both periods, this line included a charge related to the accrual of the tax on expected income obtained in Spain for the year, for similar amounts.
Profit or loss after tax from discontinued operations
Profit from discontinued operations totalled EUR 1,895 million in 9M 2026, corresponding to the capital gain generated from the completion of the Poland disposal in Q1 2026, compared to EUR 1,152 million in 9M 2025, which reflects the results associated with the business subject to the Poland disposal.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 645 million in 9M 2026, compared to EUR 1,016 million in 9M 2025.
Profit attributable to the parent
Profit attributable to the parent rose to a new record of EUR 12,405 million in 9M 2026, compared to EUR 10,337 million in 9M 2025. This 20% increase year-on-year was driven by our solid revenue performance and good cost control, and was also supported by the aforementioned capital gain.

January - September 2026	13

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•Underlying income statement

Underlying income statement

→ We delivered another strong quarter and achieved a new record underlying profit in 9M 2026.
→ We continued to drive profitable growth and efficiency improvements, while maintaining sound credit quality.
→ Results include TSB from 1 May 2026 and Webster from 20 August 2026, with impacts of around 1-3 pp across the main P&L lines.

Underlying attributable profit		Efficiency	Underlying RoTE
EUR 11,176 million	+16% in euros	42.6%	16.0%
	+14% in constant euros	-3 pp	+1.1 pp

Note: changes vs. 9M 2025.

9M 2026 results compared to 9M 2025
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros, except for Argentina and any grouping which includes it), understanding that the latter provide a better analysis of the Group’s management. For further information, see the 'Alternative performance measures' section in this report.
At the Group level, the impact of exchange rates during the period was not significant, with a favourable year-on-year impact of 1.7 pp on total income and an unfavourable impact of 1.2 pp on total costs.
In addition, to better understand the business trends, the underlying income statement includes the reclassification of certain items.
These reclassifications between the underlying income statement and the statutory income statement in both periods mainly include certain charges that are presented in the underlying income statement under 'total costs' and are recorded under the 'other gains (losses) and provisions' line item in the statutory income statement. These recurring operating charges are primarily related to labour and legal processes.
On the other hand, regarding results that fall outside the ordinary course of our business and are therefore excluded from the underlying income statement:
In 9M 2026:
•The total amount recorded under the 'non-recurring items' line item was EUR 1,229 million. This line includes the EUR 1,895 million capital gain from the completion of the Poland disposal in Q1 2026. It also includes some charges for intangible asset impairments and integration costs associated with the M&A transactions totalling EUR 250 million (net of tax) in Q2 2026 and EUR 416 million (net of tax and non-controlling interests) in Q3 2026.
In 9M 2025:
•The total amount in 'non-recurring items' was EUR 713 million corresponding to the results related to the business subject to the Poland disposal.
•Additionally, in Q2 2025 this line included the following two events of the same value but opposite signs:
•A capital gain of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
•A one-off charge of EUR 467 million (EUR 231 million, net of tax and non-controlling interests), which strengthened the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.

Summarized underlying income statement
EUR million
					Ex. M&A
			Change		Change
	9M'26	9M'25%		% excl. FX	%	% excl. FX
Net interest income	34,614	31,599	9.5	7.9	6.9	5.3
Net fee income	10,349	9,462	9.4	7.3	8.6	6.6
Gains (losses) on financial transactions [1]	1,079	1,647	(34.5)	(35.2)	(35.3)	(36.0)
Other operating income	765	535	43.0	45.3	45.7	48.1
Total income	46,807	43,243	8.2	6.6	6.2	4.5
Total costs	(19,925)	(19,623)	1.5	0.3	(0.8)	(2.0)
Net operating income	26,882	23,620	13.8	11.7	12.0	9.9
Net loan-loss provisions	(10,060)	(8,908)	12.9	10.3	12.1	9.5
Other gains (losses) and provisions	(1,051)	(702)	49.7	50.3	42.1	42.7
Profit before tax	15,771	14,010	12.6	10.8	10.4	8.6
Tax on profit	(3,916)	(3,775)	3.7	1.9	1.5	(0.4)
Profit from continuing operations	11,855	10,235	15.8	14.1	13.6	11.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	11,855	10,235	15.8	14.1	13.6	11.9
Non-controlling interests	(679)	(611)	11.1	8.8	11.1	8.8
Underlying profit attributable to the parent [2]	11,176	9,624	16.1	14.4	13.8	12.1

Non-recurring items	1,229	713	72.4	72.4
Profit attributable to the parent	12,405	10,337	20.0	18.3
Underlying EPS (euros)	0.74	0.61	20.7
Underlying diluted EPS (euros)	0.74	0.61	20.7
1. Includes exchange differences.
2. Excludes non-recurring items.
Note: all underlying management metrics have been calculated excluding Poland. For further information, see the 'Alternative performance measures' section in this report.

14	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement
For further information on the reconciliation between the statutory and underlying income statements, see the 'Alternative performance measures' section in this report.
As a result, profit attributable to the parent and underlying profit attributable to the parent were not the same in either period.
•Profit attributable to the parent in 9M 2026 was EUR 12,405 million, compared to EUR 10,337 million in 9M 2025, representing a 20% year-on-year increase in euros, +18% in constant euros.
•Underlying profit attributable to the parent reached EUR 11,176 million in 9M 2026, compared to EUR 9,624 million in 9M 2025. This represents a 16% increase year-on-year in euros, +14% in constant euros.
This underlying profit year-on-year comparison reflects solid trends in both total income and total costs and was also slightly favoured by the TSB and Webster acquisitions, with impacts of around 1-3 pp across the main P&L lines. Excluding them, underlying attributable profit rose 14%, +12% in constant euros.
Total income amounted to EUR 46,807 million in 9M 2026, an 8% increase year-on-year. In constant euros, it increased by 7% year-on-year, with the following detail by line:
•Net interest income (NII) performed well, increasing 8% year-on-year. By business:
•In Retail, it grew by 7%, with positive performances in most countries, supported by higher volumes and our active balance sheet management, in addition to being favoured by the incorporation of TSB and Webster. Excluding M&A, net interest income rose 3%.
•In Openbank, NII rose 5% driven by Openbank Europe and our business in South America, supported by higher volumes and disciplined margin management. It was also driven by the US, favoured by the Webster acquisition.
•In CIB, NII increased strongly (+32%), mainly due to higher financing volumes in less capital-intensive products in Global Markets.
•In Wealth, NII was flat as loan growth offset a higher cost of deposits.
•In Payments, NII decreased 3% affected by declines in Getnet in Brazil and Argentina.

Net interest income
EUR million
constant euros
•Net fee income rose 7% year-on-year, driven by widespread growth across all businesses, reflecting the network effect benefits and higher transactionality. By business:
•In Retail, it grew by 8% (excluding M&A, +7%) particularly in transactional, FX, insurance and mutual fund fees and with good trends across most countries.
•In Openbank, net fee income rose 1%, boosted by positive performances in South America, due to portfolio expansion and higher insurance activity, and by the Webster acquisition, which more than offset lower servicing fees in the US.
•In CIB, it grew 7%, underpinned by Global Banking, with strong growth in Corporate Finance, especially in the US, and positive dynamics in Global Transaction Banking, due to Export & Agency Finance in Europe and Trade Finance in the US and Europe.
•In Wealth, net fee income rose 11%, with solid performances in both business lines; in Private Banking, driven by mutual funds and securities fees, and in Insurance & Asset Management Solutions, due to higher assets under management.
•In Payments, it increased 6% mainly in Getnet and Ebury, driven by higher activity.
Excluding M&A, net fee income also rose 7%, outpacing net interest income growth (+5%), in line with our target.

Net fee income
EUR million
constant euros
•Gains on financial transactions decreased 35%, mainly in the Corporate Centre, due to higher impacts from foreign exchange hedges and, to a lesser extent, to lower results in Global Markets in CIB, partially offset by a solid performance in Wealth.
•Other operating income increased 45% compared to the same period in 2025, as dividends from our stake in Poland and higher results from other stakes, both recorded in the Corporate Centre, more than offset a greater negative impact from the hyperinflation adjustment in Argentina.
This total income performance keeps us on track to achieve our mid-single-digit revenue growth target for 2026.

January - September 2026	15

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement

Total income
EUR million
constant euros

Total costs in 9M 2026 amounted to EUR 19,925 million, up 2% compared to 9M 2025 and stable in constant euros. In real terms (i.e. excluding the impact of average inflation and perimeter effects and in constant euros), they were 5% lower.
This positive performance reflects our transformation efforts and lower charges related to asset impairments and operational risk, mainly in Retail and in Openbank Europe.
By business and in constant euros, total costs performed as follows:
•In Retail, total costs decreased 1%, even with the incorporation of TSB and Webster. In real terms, they fell 8%, reflecting our transformation efforts and lower operational risk charges. The efficiency ratio improved to 39.9% from 42.9% in 9M 2025.
•In Openbank, total costs decreased 3%. In real terms, they declined 8%, supported by our efficiency efforts and our focus on transformation, primarily in Europe and the US, as well as by lower operational risk and asset impairment charges. The efficiency ratio improved to 40.4% from 43.5% in 9M 2025.
•In CIB, total costs rose 5%, +2% in real terms, reflecting higher activity levels, but they increased 8 pp less than revenue growth. We maintained a leading position among peers in terms of efficiency, with the efficiency ratio improving to 42.6% from 46.4% in 9M 2025.
•In Wealth, total costs grew 4%, at a much slower pace than revenue (+10%), reflecting our investments to strengthen our teams and develop new capabilities to address increasing commercial activity. The efficiency ratio improved to 34.6% from 36.7% in 9M 2025.
•In Payments, total costs rose 8%, reflecting investments in the development of our global platforms. However, costs grew at a much slower pace than revenue, which increased 15% in constant euros.

Total costs
EUR million
constant euros
Net operating income in 9M 2026 amounted to EUR 26,882 million, up 14% compared to 9M 2025. In constant euros, it rose 12%, underpinned by the good performances in net interest income and net fee income, while also reflecting the positive impacts from our transformation efforts on costs.
The efficiency ratio stood at 42.6%, improving by 3 pp year-on-year, supported by positive dynamics in both revenue and costs, with efficiency improvements across all global businesses.
Our operating management remained focused on structurally improving our efficiency through revenue growth and cost reductions excluding M&A, with the aim of achieving an efficiency ratio close to 36% by the end of 2028. With that aim, we continued to make progress in our transformation plan, ONE Transformation, which increases operational leverage, improving business dynamics, simplifying processes and promoting leaner and more agile structures.

Net operating income
EUR million
constant euros

16	January - September 2026

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•Underlying income statement
Net loan-loss provisions amounted to EUR 10,060 million in 9M 2026, a 13% increase year-on-year.
In constant euros, they grew 10%, mainly due to higher provisions in Retail Argentina, reflecting sector-wide trends in the country. Excluding Argentina, net loan-loss provisions rose 6%, in line with our organic loan portfolio growth. Additionally, they increased in CIB, due to some single names, and in Openbank in Brazil and Europe, driven by model updates and volumes growth. These increases were partially offset by good performances in Retail Spain, Openbank US and the Corporate Centre, the latter having recorded provisions in H1 2025 which improved the Group's credit quality.
All in all, the cost of risk was broadly stable at 1.16%, in line with the Group’s year-end target.

Net loan-loss provisions
EUR million
constant euros
Other gains (losses) and provisions recorded a EUR 1,051 million loss in 9M 2026, compared to a EUR 702 million loss in 9M 2025. The year-on-year comparison was mainly affected by the EUR 245 million additional provisions for potential complaints related to motor finance dealer commissions in the UK (EUR 194 million, net of tax and non-controlling interests) and higher charges related to our transformation, especially in the Corporate Centre, Retail and Openbank Europe.
Tax on profit amounted to EUR 3,916 million, a 4% increase year-on-year, +2% in constant euros. In both 9M 2026 and 9M 2025, this line included a charge related to the accrual of the tax on expected income obtained in Spain for the year, for similar amounts.
Underlying profit attributable to the parent in 9M 2026 reached EUR 11,176 million, 16% higher than in 9M 2025. In constant euros, it increased by 14% year-on-year. This keeps us on track to achieve our 2026 underlying attributable profit target of more than EUR 14.1 billion excluding M&A.

Underlying profit attributable to the parent
EUR million
constant euros
Underlying RoTE for 9M 2026 reached 16.0% compared to 14.9% in 9M 2025. Underlying RoRWA stood at 2.53% (2.25% in 9M 2025) and underlying earnings per share stood at EUR 0.74 (EUR 0.61 in 9M 2025).
The non-recurring items line item recorded:
•In 9M 2026, a EUR 1,229 million positive result, corresponding to the EUR 1,895 million capital gain from the completion of the Poland disposal in Q1 2026, partially offset by some charges for intangible asset impairments and integration costs associated with the M&A transactions totalling EUR 250 million (net of tax) in Q2 2026 and EUR 416 million (net of tax and non-controlling interests) in Q3 2026.
•In 9M 2025, a EUR 713 million positive result related to the business subject to the Poland disposal.
Considering these non-recurring items, profit attributable to the parent in 9M 2026 was EUR 12,405 million, +20% year-on-year, +18% in constant euros.
RoTE for 9M 2026 reached 17.4% compared to 16.1% in 9M 2025. RoRWA was 2.72% (2.39% in 9M 2025) and earnings per share stood at EUR 0.83 (EUR 0.66 in 9M 2025).

January - September 2026	17

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•Underlying income statement
Q3 2026 results compared to Q2 2026
As described above, there were some results that did not form part of our underlying business that were included under 'non-recurring items' in both Q3 2026 and Q2 2026. This line item includes some charges for intangible asset impairments and integration costs associated with the M&A transactions totalling EUR 250 million (net of tax) in Q2 2026 and EUR 416 million (net of tax and non-controlling interests) in Q3 2026.
As a result, profit attributable to the parent and underlying profit attributable to the parent were not the same in either period.
•Profit attributable to the parent in Q3 2026 was EUR 3,432 million, compared to EUR 3,518 million in Q2 2026, impacted by the aforementioned charges.
•Underlying profit attributable to the parent in Q3 2026 stood at EUR 3,848 million, compared to EUR 3,768 million in Q2 2026.
Underlying profit increased 2% quarter-on-quarter. In constant euros, it also rose 2%, supported by a good cost performance and favoured by the incorporation of Webster from 20 August 2026 and a full quarter’s contribution from TSB. Excluding M&A, underlying profit was impacted by the seasonal effects typically associated with the quarter.
In constant euros:
•Total income rose 1%, by line as follows:
•Net interest income increased 2%, boosted by M&A, a good performance in Openbank, driven by higher volumes, and improvements in Retail in the UK (higher yield on loans and volumes), Spain (balance sheet management) and the US (volumes). These positive dynamics more than offset drops in Retail in Brazil (seasonality and a changing mix towards lower-
risk products) and in Chile (following a strong Q2 2026 due to higher inflation) and a decline in CIB, largely driven by Global Markets, which is seasonally higher in the first half of the year.
•Net fee income was flat, as the positive impacts from M&A, solid performances across most countries in Retail and growth in both business lines in Wealth offset seasonality in net fee income in CIB and a slight decline in Openbank Europe, impacted by a weaker new business performance in the quarter.
•Other income reflected seasonality between dividends and gains on financial transactions, as well as an increase from higher results from stakes recorded in the Corporate Centre and the impact of regulatory charges in Q2.
•Total costs decreased 1%, even with the M&A impact. Excluding it, the improvement was mainly driven by a strong reduction in Retail, supported by transformation-related cost reductions especially in Brazil and the UK, and good performances in Openbank across our main markets.
•Net loan-loss provisions rose 4%. Excluding M&A, they rose broadly in line with loan growth, as lower provisions in CIB from single names and positive performances across most of Retail's footprint partially offset an increase mainly in Openbank US which is seasonally higher in the second half of the year.
•The other gains (losses) and provisions line item recorded a EUR 336 million loss compared to a EUR 313 million loss in Q2 2026. The year-on-year comparison was mainly impacted by higher transformation charges in the Corporate Centre, partly offset by the provisions for potential complaints related to motor finance dealer commissions in the UK recorded in Q2 2026 (EUR 39 million).

Summarized underlying income statement
EUR million

			Change		Ex. M&A
					Change
	Q3'26	Q2'26%		% excl. FX	%	% excl. FX
Net interest income	11,903	11,692	1.8	1.5	(1.6)	(1.9)
Net fee income	3,498	3,494	0.1	(0.1)	(1.1)	(1.3)
Gains (losses) on financial transactions [1]	347	81	328.4	314.6	334.8	320.4
Other operating income	212	440	(51.8)	(51.6)	(50.2)	(49.9)
Total income	15,960	15,707	1.6	1.3	(1.2)	(1.5)
Total costs	(6,714)	(6,727)	(0.2)	(0.6)	(3.2)	(3.6)
Net operating income	9,246	8,980	3.0	2.7	0.3	0.0
Net loan-loss provisions	(3,486)	(3,349)	4.1	4.0	2.9	2.8
Other gains (losses) and provisions	(336)	(313)	7.3	6.7	(9.8)	(10.4)
Profit before tax	5,424	5,318	2.0	1.7	(0.8)	(1.1)
Tax on profit	(1,367)	(1,299)	5.2	4.9	2.8	2.5
Profit from continuing operations	4,057	4,019	0.9	0.7	(2.0)	(2.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	4,057	4,019	0.9	0.7	(2.0)	(2.2)
Non-controlling interests	(209)	(251)	(16.7)	(15.1)	(16.7)	(15.1)
Underlying profit attributable to the parent [2]	3,848	3,768	2.1	1.7	(1.0)	(1.4)

Non-recurring items	(416)	(250)	66.4	66.4
Profit attributable to the parent	3,432	3,518	(2.4)	(2.8)

Underlying EPS (euros)	0.26	0.25	1.7
Underlying diluted EPS (euros)	0.25	0.25	1.6
1. Includes exchange differences.
2. Excludes non-recurring items.

18	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet
Grupo Santander's balance sheet
As a result of the Poland disposal and in accordance with IFRS 5 requirements, the assets associated with the Poland disposal were classified under the 'non-current assets held for sale' line item in the Group’s consolidated balance sheet and the related liabilities under 'liabilities associated with non-current assets held for sale' from the announcement of disposal until its completion. As previously explained in the 'Significant events in the period' section, the balance sheet includes TSB from 1 May 2026 and Webster from 20 August 2026.

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Sep-26	Sep-25	Absolute	%	Dec-25
Cash, cash balances at central banks and other demand deposits	162,336	161,899	437	0.3	152,281
Financial assets held for trading	317,169	248,856	68,313	27.5	252,318
Debt securities	115,471	91,891	23,580	25.7	98,568
Equity instruments	23,622	17,998	5,624	31.2	22,030
Loans and advances to customers	48,803	35,988	12,815	35.6	32,766
Loans and advances to central banks and credit institutions	59,471	44,151	15,320	34.7	40,599
Derivatives	69,802	58,828	10,974	18.7	58,355
Financial assets designated at fair value through profit or loss[1]	16,717	15,585	1,132	7.3	15,807
Loans and advances to customers	5,715	6,550	(835)	(12.7)	6,440
Loans and advances to central banks and credit institutions	393	457	(64)	(14.0)	413
Other (debt securities and equity instruments)	10,609	8,578	2,031	23.7	8,954
Financial assets at fair value through other comprehensive income	79,584	74,037	5,547	7.5	74,612
Debt securities	60,712	59,903	809	1.4	58,305
Equity instruments	4,071	2,185	1,886	86.3	2,281
Loans and advances to customers	14,392	11,635	2,757	23.7	12,906
Loans and advances to central banks and credit institutions	409	314	95	30.3	1,120
Financial assets measured at amortized cost	1,414,627	1,175,701	238,926	20.3	1,202,689
Debt securities	181,427	128,115	53,312	41.6	140,014
Loans and advances to customers	1,137,977	973,036	164,941	17.0	985,176
Loans and advances to central banks and credit institutions	95,223	74,550	20,673	27.7	77,499
Investments in joint ventures and associated entities	7,980	7,352	628	8.5	7,052
Tangible assets	26,477	28,408	(1,931)	(6.8)	27,438
Intangible assets	26,135	17,287	8,848	51.2	17,308
Goodwill	18,923	12,025	6,898	57.4	11,958
Other intangible assets	7,212	5,262	1,950	37.1	5,350
Non-current assets held for sale	2,831	69,369	(66,538)	(95.9)	75,011
Other assets[2]	48,478	42,174	6,304	14.9	42,999
Total assets	2,102,334	1,840,668	261,666	14.2	1,867,515

Liabilities and shareholders' equity
Financial liabilities held for trading	218,458	164,608	53,850	32.7	171,546
Customer deposits	51,075	42,926	8,149	19.0	36,120
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	58,400	31,415	26,985	85.9	39,443
Derivatives	62,767	51,712	11,055	21.4	51,968
Other	46,216	38,555	7,661	19.9	44,015
Financial liabilities designated at fair value through profit or loss	44,042	37,079	6,963	18.8	42,148
Customer deposits	25,424	23,938	1,486	6.2	25,930
Debt securities issued	15,505	10,608	4,897	46.2	11,686
Deposits by central banks and credit institutions	3,088	2,508	580	23.1	4,510
Other	25	25	—	—	22
Financial liabilities measured at amortized cost	1,657,662	1,414,964	242,698	17.2	1,421,184
Customer deposits	1,145,764	959,266	186,498	19.4	979,150
Debt securities issued	338,820	306,015	32,805	10.7	312,704
Deposits by central banks and credit institutions	122,387	106,617	15,770	14.8	93,234
Other	50,691	43,066	7,625	17.7	36,096
Liabilities under insurance contracts	22,466	18,620	3,846	20.7	18,737
Provisions	8,712	7,744	968	12.5	8,355
Liabilities associated with non-current assets held for sale	—	59,058	(59,058)	(100.0)	62,995
Other liabilities[3]	32,594	28,681	3,913	13.6	29,802
Total liabilities	1,983,934	1,730,754	253,180	14.6	1,754,767
Shareholders' equity	145,931	139,081	6,850	4.9	141,144
Capital stock	7,278	7,443	(165)	(2.2)	7,345
Reserves[4]	128,081	123,005	5,076	4.1	121,396
Profit attributable to the Group	12,405	10,337	2,068	20.0	14,101
Less: dividends	(1,833)	(1,704)	(129)	7.6	(1,698)
Other comprehensive income	(34,419)	(38,004)	3,585	(9.4)	(37,974)
Minority interests	6,888	8,837	(1,949)	(22.1)	9,578
Total equity	118,400	109,914	8,486	7.7	112,748
Total liabilities and equity	2,102,334	1,840,668	261,666	14.2	1,867,515

Note: the condensed balance sheet groups some lines of the consolidated balance sheet on pages 84 and 85 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; 'Assets under reinsurance contracts'; ‘Tax assets’; and ‘Other assets’.
3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; and ‘Other liabilities‘.
4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares’.

January - September 2026	19

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet

Gross loans and advances to customers (excl. reverse repos)					Customer funds (deposits excl. repos + mutual funds)
Good loan portfolio performance, boosted in part by the incorporation of TSB and Webster.					Customer funds increased both quarter-on-quarter and year-on-year, supported by the incorporation of TSB and Webster.
EUR 1,143 billion			+7% QoQ	+2% QoQ ex. M&A	EUR 1,387 billion			+7% QoQ	+2% QoQ ex. M&A
			+16% YoY	+6% YoY ex. M&A				+16% YoY	+8% YoY ex. M&A

By business:					By product:
Year-on-year growth across all businesses. Notable increases in Retail mortgages, auto in Openbank and a double-digit rise in CIB.					Compared to September 2025, higher deposits, both demand and time deposits, and strong growth in mutual funds, with widespread increases across countries.

Retail	ex. M&A	Openbank	ex. M&A	CIB	Demand	ex. M&A	Time	ex. M&A	Mutual funds
+16%	+3%	+7%	+3%	+28%	+17%	+3%	+18%	+13%	+13%

Note: changes in constant euros.

Loans and advances to customers
As at 30 September 2026, loans and advances to customers stood at EUR 1,206,887 million, a 5% increase quarter-on-quarter, and a 17% rise year-on-year. The quarter-on-quarter comparison was favoured by the incorporation of Webster from 20 August 2026 and the year-on-year comparison was favoured by both Webster and the incorporation of TSB from 1 May 2026.
For the purpose of analysing traditional banking loans, the Group uses gross loans and advances to customers excluding reverse repos. As at 30 September 2026, gross loans and advances to customers, excluding reverse repos, totalled EUR 1,142,609 million.
Additionally, the comments below do not include the exchange rate impact (i.e. in constant euros) except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in this report.
Compared to June 2026, gross loans and advances to customers excluding reverse repos increased 7% in constant euros. Excluding M&A, they rose 2%, with the following detail:
•In Retail, they were flat, as the increase in mortgages and corporates in most countries offset lower balances in SMEs and personal loans.
•In Openbank, they were flat, as higher auto balances in Europe offset lower loans in the US and Brazil.
•In CIB, loans rose 10%, driven by growth across all three business lines.
•In Wealth, loans rose 7%, particularly in Chile, boosted by the Principal Vida Chile acquisition, and the US.

Gross loans and advances to customers (excl. reverse repos)
EUR billion

+18%	1
Sep-26 / Sep-25

1. In constant euros: +16%.
•In Payments, loan balances are not material as they represent only 0.1% of the Group total.
Compared to September 2025, gross loans and advances to customers (excluding reverse repos) grew 16% in constant euros. Excluding M&A, they rose 6%, as follows:
•In Retail, they rose 3%, with increases across all products except SMEs and personal loans. SMEs were affected by declines in Spain (ICO loan maturities and our focus on active risk management and balance sheet optimization) and personal loans were impacted by Brazil, reflecting our capital optimization strategy in the country and a change in mix towards lower-risk products. Mortgages performed strongly overall, while personal loans and cards grew in most countries and corporates rose mainly in Brazil and Europe.
•In Openbank, they were up 3%, boosted by good performances in auto in Europe and Latin America.
•In CIB, they increased 28%, driven by growth across business lines, especially in less capital-intensive products, such as Export Finance (ECAs) and Trade Finance in Global Transaction Banking as well as other products that are also capital-light in Global Markets.
•In Wealth, they increased 11%, particularly in Spain, Chile, boosted by the Principal Vida Chile acquisition, and the US.
As at 30 September 2026, gross loans and advances to customers, excluding reverse repos, maintained a diversified mix across our footprint, with presence in different countries in Europe, Latin America and the US.

Gross loans and advances to customers (excl. reverse repos)
% operating areas. September 2026

20	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet
Customer funds
Customer deposits amounted to EUR 1,222,263 million as at 30 September 2026, up 8% quarter-on-quarter and +19% year-on-year. The quarterly comparison benefitted from the incorporation of Webster from 20 August 2026 and the year-on-year comparison additionally benefitted from the incorporation of TSB from 1 May 2026.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds. As at 30 September 2026, they amounted to EUR 1,387,345 million.
The comments below do not include the exchange rate impact (i.e. in constant euros), except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in this report.
Compared to June 2026, customer funds increased 7% in constant euros. Excluding M&A, they rose 2%, as follows:
•By product, customer deposits excluding repos increased 2%, driven by time deposits, and mutual funds continued to grow (+2%).
•By business, customer funds grew in CIB (+14%), Wealth (+2%) and Retail (+1%). In Openbank, they decreased 3%.
Compared to September 2025, customer funds were 16% higher in constant euros. Excluding M&A, they were up 8%, with the following detail:
•By product, deposits excluding repos rose 6%, with growth in time deposits (+13%) and, to a lesser extent, in demand deposits. Mutual funds increased 13%, with solid performances across countries.
•By business, they rose 7% in Retail, driven by double-digit growth in time deposits and mutual funds, with growth also in demand deposits. They grew 2% in Openbank, supported by deposits, as part of our funding cost optimization strategy, and by mutual funds. In CIB, they increased 10%, driven by a sharp pickup in deposits. In Wealth, they were 10% higher, driven by mutual funds (+16%) and, to a lesser extent, time deposits.
•By country, customer funds grew across our footprint, underpinned by both deposits and mutual funds.
As at 30 September 2026, customer funds maintained a diversified mix across our footprint, with presence in Europe, Latin America and the US. The weight of demand deposits as a percentage of total customer funds was 54%, while time deposits accounted for 25% of the total and mutual funds for 21%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency

Customer funds
EUR billion

+18	% ¹	1

+16%

+19%

•Total
•Mutual funds
•Deposits excl. repos

Sep-26 / Sep-25

1. In constant euros: +16%.
and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market. The Group's issuances for 9M 2026 were as follows:
•Medium- and long-term senior debt totalling EUR 17,445 million and covered bonds placed in the market for EUR 11,240 million.
•TLAC-eligible instruments issued amounted to EUR 14,113 million, of which EUR 11,355 million was senior non-preferred, EUR 1,472 million was subordinated debt and EUR 1,285 million was contingently convertible AT1s (CoCos).
•Maturities of medium- and long-term debt totalled EUR 31,156 million.
The net loan-to-deposit ratio was 99% (100% in September 2025), and the ratio of deposits plus medium- and long-term funding to the Group’s loans was 126%, showing a comfortable funding structure. The Group liquidity coverage ratio (LCR) was an estimated 145% in September 2026 (see the 'Risk management' section of this report).
The Group's access to wholesale funding markets and cost of issuances are reflected, in part, in the ratings granted by the rating agencies.

Rating agencies
	Long term	Short term	Outlook
Fitch Ratings	A+	F1	Stable
Moody's	A1	P-1	Stable
S&P Global Ratings	A+	A-1	Stable
DBRS	A (High)	R-1 (Middle)	Stable
Following the upgrade of the Kingdom of Spain's rating in September 2025, Moody's improved Santander's long-term rating to A1 and maintained the short-term rating at P-1 in October 2025.
Following an update to its bank rating methodology in Q2 2026, Fitch maintained Santander's long-term debt rating and senior debt rating at A+ and its short-term debt rating at F1.
S&P Global Ratings maintains Santander's credit rating at A+ for long-term and A-1 for short-term debt. S&P has maintained its investment-grade (BBB-) rating for our AT1 instruments since Q2 2024.
All four agencies view the outlook as stable, in line with their respective ratings for the sovereign.
Sometimes the methodology applied by the rating agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain in long-term senior debt by Moody's and Fitch, and rated at the same level by S&P and DBRS. These ratings above the sovereign demonstrate our financial strength and the benefits derived from our diversification.

Customer funds
% operating areas. September 2026

January - September 2026	21

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Solvency ratios
Solvency ratios

Phased-in capital ratio	CET1 ratio
The phased-in CET1 ratio stood at 12.7%, keeping us on track to end the year within our target range of 12.8-13%.	The CET1 ratio increased 0.14 pp in the quarter excluding the impact of the Webster acquisition.
	Profit generation	+59 bps
	Ordinary capital distribution[1]	-33 bps

Value creation
	TNAVps	€5.92
	TNAVps + Cash DPS	+11% YoY
Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

As at 30 September 2026, the total phased-in capital ratio (applying the CRR transitional arrangements) stood at 17.0% and the phased-in CET1 ratio at 12.7%.
We comfortably meet the levels required by the ECB on a consolidated basis, estimated at 14.1% for the total capital ratio and at 9.9% for the CET1 ratio2. This resulted in a distance to the maximum distributable amount (MDA) of 254 bps and a CET1 management buffer of 282 bps.
The CET1 ratio ended the quarter at 12.7% including the -1.47 pp impact from the Webster acquisition in the period. Excluding it, the CET1 ratio increased 0.14 pp in the quarter, due to 0.19 pp of net organic capital generation in the quarter, the result of +0.59 pp from profit generation, -0.33 pp from capital distributions1 and -0.07 pp from RWA growth, net of the positive impact from balance sheet mobilization and risk transfer initiatives. Additionally, there was a -0.04 pp impact in 'Regulatory & models' and -0.01 pp in 'Markets & others'.
We remain on track to meet our aim to end the year with a CET1 ratio in the range of 12.8-13%, at the top end of our 12-13% operating range.
TNAV per share ended the quarter at EUR 5.92. Including the final cash dividend charged against 2025 results paid in May 2026 (EUR 12.50 cents per share) and the interim cash dividend charged against 2026 results approved in September 2026 payable from 2 November 2026 (EUR 12.70 cents per share), TNAV plus cash dividend per share increased 11% year-on-year (-4% in the quarter, reflecting the impact from the Webster acquisition).
Lastly, the leverage ratio was 4.38%.

Eligible capital. September 2026
EUR million
Phased-in
CET1	84,145
Basic capital	94,395
Eligible capital	112,837
Risk-weighted assets	663,324

%
CET1 capital ratio	12.7
Tier 1 capital ratio	14.2
Total capital ratio	17.0

CET1 ratio performance
%

2026 target 12.8-13%

Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.
1.Capital distribution includes deductions for the accrual of ordinary shareholder remuneration and AT1 costs. For further information on our shareholder remuneration policy, see the 'Santander share' section in this report.
2.From 1 October 2026, Banco de España will increase its required countercyclical buffer over the exposures located in Spain from 0.5% to 1.0%, with an estimated impact of +11 bps on the Group's countercyclical buffer requirement.
3.Business RWA change net of risk transfer initiatives.

22	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management
Risk management

Credit risk			Market risk
Credit quality indicators remained contained, within expected levels.			Average VaR decreased in Q3 2026, reflecting lower market volatility, despite persistent geopolitical tensions.
Cost of risk	NPL ratio	NPL coverage ratio	Average VaR
1.16%	2.90%	64%	Q3'26	EUR 14 million	-EUR 4 mn vs. Q2'26
+1 bp vs. Jun-26	-3 bps vs. Jun-26	0 pp vs. Jun-26
Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory requirements.			In Q3 2026, our operational risk profile remained stable, focused on operational resilience and risks associated with transformation and the use of new technologies. Operational losses declined compared to the previous quarter.
Liquidity Coverage Ratio (LCR)
145%[1]		-9 pp vs. Jun-26

Credit risk2
In Q3 2026, the global economy remained relatively resilient in an environment marked by persistent inflationary pressures, geopolitical tensions and diverging fiscal policies, as well as growing AI adoption. Some major central banks raised interest rates, while tensions in energy and sovereign debt markets led to bouts of volatility.
In this still uncertain macroeconomic and geopolitical environment, our global and diversified business model, together with our strong local presence and prudent risk management, enabled us to maintain a medium-low risk profile.
In terms of credit quality:
•The NPL ratio was favoured by the incorporation of TSB and Webster, though it remained at low levels excluding M&A. The NPL ratio in September 2026 was 2.90%, improving 3 bps in the quarter. Gross credit risk with customers (total risk) grew 5% in the quarter to EUR 1,349 billion, driven by CIB, Retail and Openbank, which more than offset an increase in credit impaired loans (+4% to EUR 39,084 million), partly due to dynamics in certain portfolios, primarily in CIB and Openbank.
Year-on-year, the NPL ratio declined 1 bp. Total risk growth, especially in Retail and CIB, offset the increase in credit impaired loans, mainly impacted by exchange rate movements, portfolio trends in Retail (mostly in Brazil and Argentina) and some single names in CIB. TSB and Webster account for around 8% of the Group's credit portfolio and mainly comprise mortgages, corporate loans and commercial real estate.
•In Q3 2026, net loan-loss provisions totalled EUR 3,486 million, up 4% in constant euros compared to the previous quarter, as seasonally higher provisions in Openbank US in H2 were partly offset by better performances in CIB and across most of Retail's footprint.
In 9M 2026, provisions rose 10% year-on-year in constant euros to EUR 10,060 million, largely due to higher provisions in Retail in Argentina, reflecting sector-wide trends in the country. Excluding Argentina, the Group's net loan-loss provisions increased 6%, in line with organic loan portfolio growth. Provisions rose in CIB due to some single names and Openbank in Brazil and Europe. These increases were partially offset by the good performances in Retail in Spain and Openbank US, and by lower provisions in the Corporate Centre.

Key risk metrics
	Net loan-loss provisions [3]				Cost of risk (%) [4]			NPL ratio (%)			NPL coverage ratio (%)
	Q3'26	9M'26	Chg (%) / 9M'25	Chg (%) / Q2'26	Sep-26	Chg (bps) / Sep-25	Chg (bps) / Jun-26	Sep-26	Chg (bps) / Sep-25	Chg (bps) / Jun-26	Sep-26	Chg (pp) / Sep-25	Chg (pp) / Jun-26
Retail	2,097	6,119	+8.9	+1.0	1.20	+6	+2	2.92	-16	-13	66	0	+1
Openbank	1,179	3,263	+4.6	+14.1	2.10	+4	+2	5.59	+30	-2	69	-3	0
CIB	194	638	+303.8	-18.5	0.32	+24	+3	1.11	+37	+9	37	-8	0
Wealth	13	19	+92.7	—	0.11	0	+8	1.05	+13	-13	64	-5	+14
TOTAL GROUP	3,486	10,060	+10.3	+4.0	1.16	+3	+1	2.90	-1	-3	64	-3	0
Note: Payment Solutions' detail is not disclosed, as credit risk metrics are not relevant for this type of business.
All management metrics included in this section have been calculated excluding Poland.
1.Group LCR. See 'Structural and liquidity risk' in this section. Provisional data.
2.Changes in current euros, unless otherwise indicated.
3.EUR million. % change in constant euros.
4.Calculated as underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.
For more detailed information, please see the 'Alternative performance measures' section.

January - September 2026	23

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management
•Cost of risk stood at 1.16%, 1 bp above June 2026 and 3 bps above September 2025. Excluding Argentina, cost of risk was stable year-on-year.
•The NPL coverage ratio was stable at 64% in Q3 2026, with loan-loss allowances of EUR 25,124 million. The coverage ratio remained at comfortable levels, especially considering that more than 65% of the Group’s portfolio is backed by high-quality collateral.
Regarding the IFRS 9 stages, the distribution of the portfolio was stable in Q3 2026 in percentage terms.

NPL coverage ratio by stage
EUR billion
	Exposure[1]			NPL coverage[2]
	Sep-26	Jun-26	Sep-25	Sep-26	Jun-26	Sep-25
Stage 1	1,155	1,090	982	0.4%	0.3%	0.3%
Stage 2	95	93	83	5.4%	5.4%	4.9%
Stage 3	39	38	33	41.0%	41.7%	42.0%
1. Exposure subject to impairment. Additionally, in September 2026 there were EUR 60 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 60 billion in June 2026 and EUR 47 billion in September 2025).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since their initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is classified in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred, resulting in a loss.
2. Total loan-loss reserves in each stage / exposure subject to impairment in each stage.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q3'26	QoQ	YoY
Balance at beginning of period	37,560	4.6	15.1
Net additions	4,647	12.8	33.9
Increase in scope of consolidation	371	(26.1)	—
Exchange rate differences and other	(28)	—	—
Write-offs	(3,466)	6.3	19.1
Balance at period-end	39,084	4.1	17.3

Loan-loss allowances	25,124	3.8	12.7
For impaired assets	16,013	2.3	13.7
For other assets	9,111	6.6	10.9
Our Retail, Openbank and CIB businesses accounted for around 97% of the Group's total credit portfolio as at 30 September 2026, while Payment Solutions and Wealth have limited balance sheet exposures. Therefore, the following explanations are focused on the most relevant businesses from a credit risk management point of view:

Retail & Commercial Banking	Credit risk exposure
55% of total Group
Retail's portfolio mainly comprises high-quality mortgage loans, where around 90% of loans have a loan-to-value ratios below 80%, and a corporate portfolio in which more than 50% has property collateral or other collateral.
The NPL ratio improved 13 bps in Q3 2026 to 2.92%, driven by total risk growth (+6%), which, boosted by Webster's contribution, more than offset a slight increase in credit impaired loans (+1%), in part due to the addition of Webster's volumes, a methodological adjustment in the UK and card portfolio trends in Brazil.
The cost of risk rose 6 bps compared to September 2025 to 1.20%, with higher provisions primarily in Argentina (reflecting sector-wide trends in the country), the UK (due to model updates and balance sheet optimization measures) and Mexico (due to model updates, some single names in corporates and higher lending activity). This was partially offset by solid trends in Spain, supported by the good performance of the portfolio and our balance sheet optimization strategy. Compared to Q2 2026, cost of risk was up 2 bps, with higher provisions, mainly in Brazil, the UK and Argentina.
The NPL coverage ratio increased 1 pp in Q3 2026 to 66%, a level we consider appropriate as the Retail portfolio includes the mortgage portfolios in Spain and the UK, which have high-quality collateral.

Openbank	Credit risk exposure
17% of total Group
Openbank comprises business originated by consumer finance companies, including our digital bank, Open Digital Services (ODS) and our retail business in the US.
The NPL ratio stood at 5.59%, 2 bps below June 2026, as total risk growth (+5%), driven by higher volumes in Openbank Europe and the US (boosted by Webster's contribution), more than offset an increase in credit impaired loans, primarily in Openbank Europe, due to some corporate single names in Germany.
The cost of risk was 4 bps higher than September 2025, standing at 2.10%. A good performance in provisions in the US, driven by the implementation of capital optimization measures and resilient consumer behaviour, was more than offset by higher provisions in other units, primarily in Openbank Europe (partly reflecting business growth, as well as model updates and credit quality deterioration in corporates, particularly in Germany) and, to a lesser extent, in Brazil. Compared to Q2 2026, cost of risk was up 2 bps, with increased provisions, especially in Brazil (partly due to a model update) and Openbank Europe, partly offset by solid trends in the US.
The NPL coverage ratio was stable in the quarter, standing at 69%, a level we are comfortable with considering more than 80% of the portfolio consists of auto loans.

24	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management

Corporate & Investment Banking	Credit risk exposure
25% of total Group
CIB comprises the Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines. It offers products and services on a global scale to corporate and institutional clients, and collaborates with other global businesses to better serve our broad customer base.
The NPL ratio rose 9 bps quarter-on-quarter to 1.11%, as total risk, which grew 4%, supported by generalized increases primarily in Europe, was more than offset by higher credit impaired loans from some single names.
The cost of risk was 24 bps higher than September 2025 at 0.32%, with higher provisions due to portfolio growth, some single names (especially in Europe, Brazil and the US) and a particularly low base last year, as virtually no provisions were recorded in Q4 2024 and Q1 2025. Compared to June 2026, the ratio rose 3 bps.
The NPL coverage ratio stood at 37%, stable quarter-on-quarter.
Market risk
In Q3 2026, market risk was mainly shaped by volatility stemming from the geopolitical tensions in the Middle East and their impact on energy prices. In a context of persistent inflationary pressures, the Federal Reserve and the European Central Bank maintained a restrictive monetary policy, raising interest rates. Economic activity showed resilience, especially in the US, but uncertainty remained regarding the outlook on inflation, global growth and the persistence of geopolitical tensions.
Trading activity in CIB is focused on meeting our clients' needs. Its risk is measured in terms of daily VaR at 99% and originates mainly from possible movements in interest rates.

In Q3 2026, average VaR reached EUR 14 million, lower than in Q2 2026, amid moderating market volatility, despite the persistence of geopolitical uncertainty.
VaR figures remained low compared to the size of the balance sheet and the Group's activity and continued to be primarily driven by interest rate risk.

Trading portfolios[1]. VaR by region
EUR million
	2026		2025
Q3	Average	Last	Average

Total	14.2	13.6	15.0
Europe	12.2	9.8	12.9
North America	6.7	5.7	4.8
South America	8.8	13.0	6.7

Trading portfolios[1]. VaR by market factor
EUR million
Q3 2026	Min.	Avg.	Max.	Last
VaR total	11.3	14.2	18.5	13.6
Diversification effect	(14.0)	(20.0)	(31.2)	(21.4)
Interest rate VaR	11.0	13.6	19.0	14.4
Equity VaR	5.5	8.3	13.3	8.3
FX VaR	3.1	4.9	7.8	5.5
Credit spreads VaR	3.4	4.6	6.1	4.3
Commodities VaR	2.3	2.8	3.5	2.5
Note: in the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

Trading portfolios[1]. VaR performance
EUR million
1. Activity in Santander Corporate & Investment Banking markets.

January - September 2026	25

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•Risk management
Structural and liquidity risk
Structural exchange rate risk
Grupo Santander's structural exchange rate risk mainly arises from foreign currency transactions related to permanent financial investments, their results and associated hedges.
During Q3 2026, the main currencies in which the Group operates posted mixed performances against the euro, in an environment marked by geopolitical uncertainty and expectations of higher-for-longer interest rates. Against this backdrop, the Mexican peso and the Brazilian real proved resilient against the euro.
Our dynamic management of this risk aims to limit the impact on the CET1 capital ratio from exchange rate movements. In Q3 2026, the coverage of the main currencies affecting this ratio remained close to 100%.
Regarding financial results, the exchange rate hedging strategy is tactical and dynamic, depending on our expectations of the movements of the different currencies in the various countries where the Group operates.
Structural interest rate risk
Interest rate risk management aims to mitigate potential negative impacts on Santander, both in terms of net interest income and economic value of its equity, due to adverse fluctuations in interest rate curves in the various currencies in which the Group operates.
The Group measures interest rate risk through statistical models based on structural risk mitigation strategies using interest rate instruments, such as fixed-income bond portfolios and derivative instruments, to keep the risk profile within the risk appetite.
Our structural interest rate risk remained at comfortable levels during the period. Our structural debt portfolios posted negative trends amid uncertainty regarding the conflict in the Middle East. The market was also focused on persistent inflationary pressures and the maintenance of restrictive monetary policies among some of the major central banks.
At an aggregate level, Santander maintains positive net interest income sensitivity to interest rate hikes and negative sensitivity in the same scenario for the economic value of its equity.
Liquidity risk
Liquidity risk is the risk of not having the necessary liquid financial resources available to meet our obligations as they come due. Losses can be caused by forced asset sales or margin impacts due to the mismatch between expected cash inflows and outflows.
Our strong liquidity position is based on a decentralized model, where each subsidiary is managed autonomously.
In Q3 2026, the Group maintained a comfortable position, with ratios well above regulatory limits, supported by a robust and diversified liquidity buffer.
The Group liquidity coverage ratio (Group LCR1) ended September 2026 at 145%, 9 pp lower than June 2026.
Operational risk
The operational risk profile remained stable in Q3 2026. However, the Group closely monitors the evolution of operational risks, focusing on operational resilience (technology, cyberrisk, suppliers and business continuity), data management and risks linked to transformation plans and the use of new technologies. The Group continues to monitor external fraud, the most significant legal proceedings and the impact of geopolitical risks.
In Q3 2026, operational risk losses2 decreased around 20% quarter-on-quarter, mainly due to the lower contribution from losses associated with legal proceedings, although these continued to be the main driver of these losses.

1.The Consolidated LCR ratio as at end September 2026 was 140%, comfortably exceeding internal and regulatory requirements. All LCR figures are provisional. For more information on the calculation of both the Group LCR and the Consolidated LCR, see the 'Liquidity and funding management' section of the 'Economic and financial review' chapter in the Annual report 2025 published on 25 February 2026.
2.Operational risk losses are provisional.

26	January - September 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Santander share
The Santander share
Dividends and shareholder remuneration
In accordance with the shareholder remuneration policy, between February and August we executed a EUR 5,030 million share buyback programme. A total of 462,683,139 shares were acquired, representing approximately 3.08% of the share capital. Of the total amount:
•EUR 1,830 million corresponds to the ordinary shareholder remuneration policy charged against H2 2025 results.
•The remaining EUR 3,200 million corresponds to an extraordinary buyback, equivalent to approximately 50% of the CET1 capital generated following completion of the sale of 49% of Santander Bank Polska.
In execution of the resolution adopted at the general shareholders’ meeting held on 27 March 2026, the executive committee carried out the amortization of the repurchased shares and the corresponding share capital reduction on 1 September 2026, as described in the 'Corporate governance' section.
As a result, the total shareholder remuneration charged against 2025 results stood at EUR 7,030 million, comprising:
•The interim cash dividend of EUR 11.50 cents per share (paid in November 2025) and the final cash dividend of EUR 12.50 cents per share (paid in May 2026).
•The two share buybacks carried out as part of our ordinary shareholder remuneration policy worth EUR 1,700 million and EUR 1,830 million, completed in December 2025 and August 2026, respectively.
This is equivalent to approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items, split approximately 50% in cash dividends and 50% in share buybacks.
The board of directors intends to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails distributing approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results. In addition, the Group intends to distribute any excess capital to shareholders at the end of the 2026-2028 period.
From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The implementation of this policy remains subject to future corporate and regulatory decisions and approvals.
In application of the shareholder remuneration policy charged against 2026 results:
•On 10 August, Santander announced the first 2026 buyback programme for up to EUR 1,825 million, once the applicable regulatory approval was obtained. The programme commenced on 24 August, carried out by the team which, in accordance with the Bank’s treasury share policy, is responsible for executing transactions involving the Bank’s own shares.
•On 29 September 2026, the board of directors approved, in accordance with the ordinary shareholder remuneration policy, an interim cash dividend of EUR 12.70 cents per share charged against 2026 results, to be paid from 2 November 2026, 10% higher than the equivalent cash dividend payment in 2025.
The last trading day of the share with entitlement to the interim cash dividend will be 28 October 2026, the share will trade ex-dividend on 29 October and the record date will be 30 October.
As a result, the total remuneration of this interim distribution charged against 2026 results will be approximately EUR 3,660 million (+8% compared to its equivalent of 2025) and represents approximately 50% of the H1 2026 underlying attributable profit, split approximately between cash dividends and share buybacks.
Shareholder base
The total number of Santander shareholders as at 30 September 2026 was 3,559,819, of which 2,792,816 were European (70.01% of the capital stock) and 755,647 from the Americas (28.60% of the capital stock).
Excluding the board, which holds 1.35% of the bank’s capital stock, retail shareholders accounted for 32.45% and institutional shareholders accounted for 66.20%.

Share capital distribution by geographic area
30 September 2026
The Americas	Europe	Other
28.60%	70.01%	1.39%

Source: data obtained from the shareholder registers of Banco Santander.

Share capital distribution by type of shareholder
30 September 2026

Institutions
66.20%

Board *
1.35%

Retail
32.45%

* Shares owned or represented by directors.

January - September 2026	27

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•Santander share
Share price performance
Santander's shares are listed on five markets: on four exchanges in Spain (Madrid, Barcelona, Bilbao and Valencia), in the US (as ADRs), in the UK (as a CDI), in Mexico (Sistema Internacional de Cotizaciones) and in Poland.
Grupo Santander's operating environment in Q3 2026 continued to be characterized by some volatility, particularly due to geopolitical tensions in the Middle East. However, at the end of the quarter, economic growth indicators were solid across our footprint and unemployment rates generally remained relatively low.
Equities continued to perform well during the period, despite a moderately adverse environment, with widespread increases across the main indices. At the end of September, Santander’s share price had risen by 22.4% year-to-date, outperforming both the banking sector as a whole and the broader European market.

In the banking sector, the Euro Stoxx Banks, the eurozone's main index, rose 18.0% year-to-date, while the DJ Stoxx Banks was up 18.9% and the MSCI World Banks rose 12.7%. The other main indices also closed higher (Ibex 35 +12.2% and DJ Stoxx 50 +8.2%).

Share price

START 31/12/2025	END 30/09/2026
€10.070	€12.328

MAXIMUM 13/08/2026	MINIMUM 23/03/2026
€13.120	€8.938

Comparative share performance
Market capitalization and trading
As at 30 September 2026, Santander’s market capitalization of EUR 179,452 million was the largest in the eurozone and the 14th largest in the world among financial institutions.
The share’s weighting in the Stoxx Europe 600 Banks index was 8.7% and 14.0% in the Euro Stoxx Banks. In the domestic market, its weighting in the Ibex 35 was 18.2% as at 30 September 2026.
A total of 5,025 million shares were traded up to 30 September 2026 for an effective value of EUR 55,058 million and an annualized liquidity ratio of 46%.
The average daily trading volume was 26.3 million shares with an average effective value of EUR 288 million.

#1	Bank in the eurozone by market capitalization
EUR	179,452	million

The Santander share
30 September 2026

Shares and trading data
Shares (number)	14,556,482,801
Average daily turnover (number of shares)	26,310,466
Share liquidity (%)	46
(Annualized number of shares traded during the period / number of shares)

Stock market indicators
Price / Tangible book value per share (X)	2.08
Free float (%)	99.13

28	January - September 2026

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Financial information by segment
Description of segments
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
The Group has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The Group's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and by country in which profits are earned. We prepare the financial information by aggregating the figures for Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
Main changes to the composition of Santander's segments from 2026
On 10 February 2026, the Group announced a series of changes to its reporting structure, effective from Q1 2026. These changes did not affect the Group’s reported profit attributable to the parent, nor the targets we communicated to the market during the Q4 2025 results presentation. For further information about these changes, see ‘Significant events in the period’ section of the Q1 2026 Financial report.
In addition to these changes, a number of modifications to the reporting structure were also communicated that only affect the Group’s primary and secondary segments, as follows:
Reporting of the Cards business within Retail & Commercial Banking (Retail)
Given that our payments platform strategy is now largely established, we are positioning Payments, renamed Payment Solutions, as the Group’s payments platform business.
In this context, from 1 January 2026, the income statement and balance sheet items relating to the Cards business have been reclassified to Retail (previously recorded in Payments), to better align reporting with the management structure in these businesses in 2026.
The Group’s card processing platform remains in Payment Solutions and charges market-based fees to the global businesses for card processing, valued at market prices.
RoTE Spain
The Santander Spain secondary segment does not have its own accounting tangible equity since it is booked under Banco Santander,
S.A. with other units such as the Corporate Centre. For this reason, a theoretical tangible equity is allocated to the segment.
In this context, the methodology for allocating such tangible equity to Spain has been updated to increase accuracy, taking into account: i) the amount required to reach a 13% CET1 ratio; and ii) the allocation of deductions and other capital adjustments (add-ons).
Other changes within the primary segments
In addition to the change in the Payments business previously described, two minor adjustments have been introduced to the primary segments: i) the Digital Consumer Bank (Consumer) business has been renamed Openbank; and ii) Wealth Management & Insurance has been reorganized into two business lines: Private Banking, which comprises the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities, and includes the investment platforms and holdings that complement the traditional Wealth business. These changes do not have any impact on the reported figures at the Group or primary segment levels.
Composition of Santander's segments
Taking into account all of the changes detailed above, from 2026 the primary and secondary segments are structured as follows:
Primary segments
This primary level of segmentation, comprises six reportable segments: five global businesses plus the Corporate Centre.
Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent most of the total Retail business.
Openbank, previously known as Digital Consumer Bank (Consumer): comprises business originated by consumer finance companies, including our digital bank, Open Digital Services (ODS) and our retail business in the US. Detailed financial information is provided on Europe (Openbank Europe) and the US (Openbank US).
Corporate & Investment Banking (CIB): business which includes the Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines. It offers products and services on a global scale to corporate and institutional clients and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): comprises two business lines: i) Private Banking, which includes the corporate private banking unit and international private banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities and includes the investment platforms and holdings that complement the traditional Wealth business.
Payment Solutions (Payments): brings together the Group’s digital payment solutions and provides global technological solutions to

January - September 2026	29

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Group entities and new customers in the open market. It comprises Getnet, Getnet Platforms and Ebury.
Corporate Centre: includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocation of capital and liquidity to the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
Secondary segments
This secondary level includes our main geographical units and the Corporate Centre, as described in the primary segments.
Detailed financial information is provided on Spain, the UK, Portugal, Openbank Europe (previously referred to as DCB Europe, which includes all consumer business, our digital bank in Europe and ODS), the US, Mexico, Brazil, Chile and Argentina.
Information is also provided for the 'Rest of the Group', the grouping which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
The Group's underlying income statement records the results related to the business subject to the Poland disposal for all periods in 2025, the capital gain from the completion of the Poland disposal in Q1 2026 and some charges for intangible asset impairments and integration costs associated with the M&A transactions in Q2 2026 and Q3 2026 under a single line item, 'non-recurring items'. The impacts recorded in this line are therefore excluded from the Group's underlying profit. Consequently, the global businesses, which are reported only on an underlying basis in accordance with IFRS 8, also exclude these non-recurring items. Likewise, the underlying ratios, management metrics and business volumes do not include the activity affected by the Poland disposal.
Additionally, the balance sheets and income statements of the Retail global business, Retail UK and the UK secondary segment include TSB from 1 May 2026 and, from 20 August 2026, balance sheets and income statements include Webster, mainly in the Retail global business and Openbank US within Openbank, and the US secondary segment.
On the other hand, the results of our segments presented below include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our primary and secondary segments, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (i.e. in constant euros), except for Argentina, and any grouping which includes it, where the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see methodology in the 'Alternative performance measures' section in this report.
Lastly, certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

30	January - September 2026

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January-September 2026
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	21,687	5,084	26,277	15,780	9,144	6,445
Openbank	8,625	1,073	10,062	5,997	2,299	1,407
Corporate & Investment Banking	3,732	1,995	6,936	3,980	3,334	2,433
Wealth Management & Insurance	990	1,354	3,198	2,090	2,067	1,651
Payment Solutions	124	853	1,175	175	151	105
Corporate Centre	(544)	(10)	(841)	(1,139)	(1,225)	(865)
TOTAL GROUP	34,614	10,349	46,807	26,882	15,771	11,176

Secondary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Spain	5,827	2,363	9,512	6,271	5,166	3,695
UK	4,347	342	4,450	2,198	1,774	1,282
Portugal	1,008	393	1,419	1,021	959	712
Openbank Europe	3,645	568	4,543	2,523	1,090	516
US	4,717	1,158	6,371	3,520	1,952	1,514
Mexico	3,789	1,236	5,221	3,116	1,990	1,402
Brazil	7,530	2,425	9,786	5,864	2,087	1,596
Chile	1,579	434	2,212	1,524	1,082	648
Argentina	1,691	702	2,047	1,260	424	341
Corporate Centre	(544)	(10)	(841)	(1,139)	(1,225)	(865)
Rest of the Group	1,025	738	2,087	724	472	335
TOTAL GROUP	34,614	10,349	46,807	26,882	15,771	11,176

Underlying profit attributable to the parent distribution[1]
9M 2026

1. As a % of operating areas. Excluding the Corporate Centre.

Underlying profit attributable to the parent. 9M 2026
EUR million. % change YoY

Retail

Openbank

CIB

Wealth

Payments

Var	Var[2]
+14%	+12%

-10%	-9%

+17%	+15%

+20%	+19%

+201%	+147%

2. Changes in constant euros.

January - September 2026	31

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January-September 2025
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	19,796	4,578	24,179	13,818	8,096	5,631
Openbank	8,267	1,060	9,667	5,459	2,251	1,561
Corporate & Investment Banking	2,784	1,857	6,027	3,231	3,051	2,080
Wealth Management & Insurance	994	1,212	2,895	1,832	1,809	1,376
Payment Solutions	122	777	994	85	57	35
Corporate Centre	(364)	(22)	(520)	(805)	(1,254)	(1,059)
TOTAL GROUP	31,599	9,462	43,243	23,620	14,010	9,624

Secondary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Spain	5,414	2,212	8,982	5,648	4,639	3,233
UK	3,763	259	3,760	1,556	1,306	958
Portugal	1,013	378	1,471	1,070	1,071	765
Openbank Europe	3,473	571	4,330	2,161	1,212	685
US	4,412	1,014	5,856	2,968	1,328	1,194
Mexico	3,364	1,031	4,566	2,598	1,667	1,211
Brazil	7,049	2,350	9,405	5,735	2,403	1,589
Chile	1,438	431	2,040	1,341	907	534
Argentina	1,257	581	1,654	919	507	348
Corporate Centre	(364)	(22)	(520)	(805)	(1,254)	(1,059)
Rest of the Group	780	658	1,698	429	223	167
TOTAL GROUP	31,599	9,462	43,243	23,620	14,010	9,624

32	January - September 2026

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Retail	Underlying attributable profit	EUR 6,445 mn

→ We continued to drive our ONE Transformation programme to support our vision of becoming a digital bank with branches, through the implementation of a common operating model and the rollout of our global technology platform.
→ Loans increased 16% in constant euros year-on-year (+3% ex. M&A), mainly driven by mortgages to individuals. In constant euros, deposits rose 16% (+6% ex. M&A), with positive dynamics in all countries, and mutual funds grew 14%.
→ Underlying attributable profit reached EUR 6,445 million, up 14% year-on-year, +12% in constant euros (+9% ex. M&A), driven by total income (net interest income as well as net fee income) and a strong cost reduction, as a result of the implementation of our common operating model.

Strategy
Our Retail and Commercial Banking (Retail) global business continued to accelerate its transformation towards a common operating and business model, in line with our vision of being a digital bank with branches, which combine leading technology with close, expert advice for our customers. To achieve this, we continue to successfully execute on our strategic priorities:
•Transformation of our operating model based on three pillars:
•End-to-end digitalization. We continued to drive product digitalization and optimize customer journeys, improving the share of products and services that are available digitally by 5 pp year-on-year to 73%, resulting in a 19% increase year-on-year in digital sales. The launch of the global app has enabled us to deliver a more consistent and higher-quality experience.
•Automation and simplification. We continued to simplify and automate processes at scale while promoting leaner and more agile structures. This enabled us to reduce the number of non-commercial FTEs per million customers by 17% year-on-year, freeing up capacity for commercial activities and higher value-added customer service, thereby improving customer experience and lowering the cost per active customer by 5% year-on-year.
•Global Technology Platform. We remain focused on the rollout of common technology platforms. Gravity, our back-end technology, has been fully implemented in Spain, Mexico and Chile, enabling us to reduce transaction costs and improve response times. The new global app is available in Spain, Mexico, Brazil and Chile, and also, since July, in Uruguay. Additionally, we rolled out AI tools across our contact centres in Spain and the UK, driving productivity gains and boosting sales. We rolled out our new customer interaction platform in Spain, which was already available in Brazil, the UK, Argentina, Chile and Mexico. This platform enables effective hyper-personalization, increasing the sales conversion ratio.
•Transformation of the business model by remaining focused on value creation and positioning the customer at the centre of our management through:
•Customer relationships. We are enhancing our commercial approach and delivering a simpler offering tailored to our key segments:
–In individuals, we rolled out a new digital investment platform in Spain, improving user experience and nearly doubling the number of customer interactions. In Brazil, Santander Rewards is a new customer loyalty programme designed to reward customers based on their level of engagement with the bank.
–In corporates, we strengthened our commercial offering through our partnership with Ebury in Spain, giving our customers access to a broader, more international range of products. In Institutions, enhancements to our service model are driving stronger customer engagement and solid business dynamics. Additionally in Spain, Santander Growth continues to deliver strong results by connecting high-potential companies with higher value-added financial solutions.
•Customer experience. We continue to integrate the best digital products with a new branch model redefined as community hubs, and we are using advanced hyper-personalization tools. In addition, we continued to roll out this new branch model and Work Cafés, with new openings in Brazil, the UK and Portugal in the quarter.
•Structural efficiency and profitability improvement. The transformation of our operating and business model continues to drive structural efficiency improvements and commercial capacity, which, together with prudent risk management and strict capital allocation, supports our profitable growth. Following the TSB acquisition in the UK in Q2, we completed the Webster acquisition in Q3, a transformational transaction for our Commercial segment, that also significantly strengthens our US franchise, providing a unique combination of scale, diversification and synergies that will accelerate the structural improvement of the Group’s efficiency and profitability.

Retail. Customers. September 2026
Thousands and year-on-year change

	Total Retail
Total customers	156,153	15,236	27,061	22,503	76,560
	+7%	0%	+20%	+4%	+6%

Active customers	80,292	9,384	16,001	11,679	33,999
	+6%	+5%	+18%	+4%	+3%

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Business performance
Gross loans and advances to customers, excluding reverse repos, increased 19% year-on-year, +16% in constant euros. These comparisons were favoured by the TSB and Webster acquisitions. Excluding them, loans increased 3% in constant euros, mainly driven by growth in mortgages to individuals, with the following breakdown by segment:
•In individuals, the mortgage portfolio grew in all countries, but particularly in Europe and Brazil. Personal loans also increased across our footprint, except in Brazil, which reflects our capital optimization strategy and macro environment in the country. Card volumes increased in general, especially in Select customers in Brazil.
•SME loans were affected by lower volumes in Spain, the UK and Brazil, with positive dynamics across the rest of our footprint. Corporate loans increased mainly driven by Brazil and Europe.
Customer funds year-on-year were also favoured by the incorporation of TSB and Webster. Deposits, excluding repos, rose 18% year-on-year, +16% in constant euros. Excluding M&A and in constant euros:
•Customer deposits, excluding repos, grew 6%, largely due to good performances in Spain, the UK and Brazil. There was a 17% increase in time deposits with positive performances across the board, while demand deposits rose 3%, increasing in most countries.
•Mutual funds grew 14% year-on-year, rising across most of our footprint. Overall, customer funds increased 7%.

Retail. Business performance. September 2026
EUR billion and YoY % change in constant euros

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Note: M&A includes the TSB and Webster acquisitions in the UK and the US, respectively.
Results
Underlying attributable profit in 9M 2026 was EUR 6,445 million, 14% higher year-on-year. This comparison was slightly favoured by the TSB and Webster acquisitions, with more material impacts on net interest income and costs. In constant euros, profit increased 12%, as follows:
•Total income rose 6% driven mainly by positive performances in net interest income and net fee income.
Net interest income increased 7% year-on-year favoured by the TSB and Webster acquisitions (excluding them, NII grew 3%), with positive performances across most countries, driven by higher volumes and our active balance sheet management.
Our more targeted products and high value-added services offering, especially to Select customers, contributed to 8% net fee income growth year-on-year, particularly in transactional, insurance, mutual fund and FX fees. By country, there were notable increases in Mexico, Argentina, the UK and Spain.

Retail. Total income. 9M 2026
EUR million and YoY % change in constant euros

Other countries

Var	Ex. M&A
+7%
+22%	+6%
+4%
-2%
+6%	+3%

Retail	EUR 26,277 mn	+6%	+3%
Note: M&A includes the TSB and Webster acquisitions in the UK and the US, respectively.
•Total costs declined 1% year-on-year, -8% in real terms, reflecting our transformation efforts through organizational simplification and lower operational risk charges. As a result, the efficiency ratio improved to 39.9%.
•Net loan-loss provisions grew 9% year-on-year, mainly in Argentina, reflecting sector-wide trends in the country. Excluding Argentina, provisions increased 2%, as positive performances, especially in Spain, partially offset the increase in the UK (model updates and balance sheet optimization initiatives) and Mexico (model updates, single names in corporates and volumes growth). Cost of risk was 1.20% (+6 bps year-on-year) and the NPL ratio improved to 2.92%, the latter favoured by M&A.
Overall, RoTE in 9M 2026 was 17.7%.
Compared to Q2 2026, excluding M&A, underlying attributable profit grew by 7% in constant euros, supported by transactional fees and lower regulatory charges and costs, which more than offset the impact of seasonality and a changing product mix in Brazil and lower inflation in Chile on net interest income.

Retail. Underlying income statement
EUR million and % change

		/	Q2'26			/	9M'25
	Q3'26%		excl. FX		9M'26%		excl. FX

				Ex. M&A				Ex. M&A

Total income	9,141	+3	+3	0	26,277	+9	+6	+3
Total costs	-3,549	-1	-2	-5	-10,497	+1	-1	-5
Net operating income	5,592	+6	+6	+3	15,780	+14	+11	+9
LLPs	-2,097	+1	+1	-1	-6,119	+14	+9	+8
PBT	3,283	+10	+10	+7	9,144	+13	+11	+8
Underlying attrib. profit	2,321	+10	+9	+7	6,445	+14	+12	+9

Detailed financial information in Appendix.

34	January - September 2026

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Retail Spain	Profit before tax
EUR 3,220 mn
Commercial activity and business performance
Commercial activity remained strong in the quarter as we continued to gain market share in payrolls, pensions, cards and active Bizum users.
Gross loans and advances to customers, excluding reverse repos, increased 2% year-on-year mainly due to higher mortgages, personal loans in Select and corporate lending, which more than offset a decrease in SMEs as a result of our active risk management, balance sheet optimization initiatives and ICO loan maturities.
Customer deposits, excluding repos, grew 5% year-on-year, driven by demand deposits, driven by our value proposition for Select customers which supports deposit growth and improves our funding mix, as well as by time deposits. Mutual funds improved 13%. As a result, customer funds rose 7%.
Results
Profit before tax in 9M 2026 reached EUR 3,220 million, 29% higher than in 9M 2025. By line:
•Total income was 7% higher, with increases in net interest income, driven by higher activity and balance sheet management, net fee income, driven by strong momentum in FX and insurance fees, and gains on financial transactions (valuation of stakes).
•Total costs decreased 7%, benefitting from transformation initiatives and a lower impact from charges related to operational risk and other assets. The efficiency ratio improved 4.9 pp to 31.2%.
•Net loan-loss provisions declined 28%, driven by balance sheet optimization initiatives and credit quality improvement.
In the quarter, profit was affected by LLP normalization after balance sheet optimization measures implemented in Q2, which more than offset positive net interest income driven by active balance sheet management and lower charges related to transformation.

Retail Spain. Underlying income statement
EUR million and % change

	Q3'26	/ Q2'26	9M'26	/ 9M'25

Total income	1,924	-1	5,781	+7
Total costs	-599	0	-1,806	-7
Net operating income	1,325	-2	3,975	+15
LLPs	-269	+44	-573	-28
PBT	991	-7	3,220	+29
Detailed financial information in Appendix.

Retail UK	Profit before tax
EUR 1,699 mn
Commercial activity and business performance
Following the completion of the TSB acquisition in Q2, we became the fourth-largest bank in the country in terms of loans.
Gross loans and advances to customers, excluding reverse repos, increased 24% year-on-year. In constant euros, they increased 22%. This comparison was impacted by the incorporation of TSB in May 2026. Excluding these volumes, loans increased 3% in constant euros driven by positive trends in mortgage originations since H2 2025, as well as a pickup in new business volumes in corporates.
Customer deposits, excluding repos, increased 28% year-on-year. In constant euros, they grew 25%, similarly favoured by the incorporation of TSB's deposits. Excluding them, deposits increased 5% in constant euros, driven by growth in time deposits from individuals and demand deposits from Select customers. Mutual funds rose 30% in constant euros. As a result, customer funds excluding TSB improved 6% in constant euros.
Results
Profit before tax in 9M 2026 reached EUR 1,699 million, 41% higher than in 9M 2025. In constant euros, it increased 43%. Excluding TSB, profit before tax was 27% higher in constant euros, by line:
•Total income rose 6%, with increases in net interest income, driven by volumes and mortgage yields, fees and gains on financial transactions, following weaker hedging results in 9M 2025.
•Total costs fell 10%, boosted by lower costs reflecting transformation and simplification. As a result, net operating income grew 31%, with a significant improvement in the efficiency ratio.
•Net loan-loss provisions increased as a result of model updates and balance sheet optimization initiatives, but remained at very low levels.
Compared to Q2 2026, excluding TSB, profit before tax increased 45% in constant euros, driven by net interest income (higher yields and volumes), lower costs related to transformation savings and a decline in provisions due to balance sheet optimization measures.

Retail UK. Underlying income statement
EUR million and % change
		/	Q2'26			/	9M'25
	Q3'26%		excl. FX		9M'26%		excl. FX

				Ex. TSB				Ex. TSB

Total income	1,699	+17	+16	+9	4,335	+21	+22	+6
Total costs	-795	+4	+3	-6	-2,211	+3	+5	-10
Net operating income	904	+31	+30	+25	2,123	+46	+49	+31
LLPs	-71	-38	-39	-49	-262	+120	+124	+95
PBT	761	+46	+44	+45	1,699	+41	+43	+27

Detailed financial information in Appendix.

January - September 2026	35

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Retail Mexico	Profit before tax
EUR 1,318 mn
Commercial activity and business performance
In the quarter, we continued to make great strides in the transformation of our operating model, driving digital adoption, with 75% of our active customers now using digital channels, and strengthening our value proposition for individuals, entrepreneurs and SMEs.
Gross loans and advances to customers, excluding reverse repos, increased 9% year-on-year. In constant euros, they grew 3%, driven by higher mortgages, personal loans and corporates, reflecting our enhanced commercial offering.
Customer deposits, excluding repos, rose 11% year-on-year. In constant euros, they grew 6% driven by demand deposits, especially from individuals, as well as in time deposits. We are targeting mutual fund growth, resulting in a 4% increase in constant euros. As a result, customer funds rose 5% in constant euros.
Results
Profit before tax in 9M 2026 reached EUR 1,318 million, 15% higher than in 9M 2025. In constant euros, it increased 6%, as follows:
•Total income rose 4%, driven by net interest income, supported by a lower cost of deposits, volumes and our active balance sheet management, income from transactional and insurance fees, as well as higher gains on financial transactions from FX operations.
•Total costs decreased 3%, driven by savings from our simplification and automation initiatives. As a result, net operating income grew 9% and the efficiency ratio improved 2.8 pp to 39.6%.
•Net loan-loss provisions increased 11%, due to model updates, single names in corporates and higher lending activity.
Compared to Q2 2026, profit before tax grew 12% in constant euros, with a positive performance in net fee income, especially transactional fees, higher income from the sale of a stake, an improvement in costs and lower provisions in cards related to model updates.

Retail Mexico. Underlying income statement
EUR million and % change
		/	Q2'26		/	9M'25
	Q3'26%		excl. FX	9M'26%		excl. FX

Total income	1,361	+5	+3	3,912	+12	+4
Total costs	-529	+1	-1	-1,551	+5	-3
Net operating income	832	+7	+6	2,361	+18	+9
LLPs	-346	+1	-1	-1,025	+20	+11
PBT	485	+14	+12	1,318	+15	+6
Detailed financial information in Appendix.

Retail Brazil	Profit before tax
EUR 961 mn
Commercial activity and business performance
In Q3 2026, our business strategy remained focused on expanding the affluent and corporate segments by offering a personalized and global experience. We are also further developing our integrated multi-channel experience and simplified product offering to the mass market to boost engagement and customer satisfaction.
Gross loans and advances to customers, excluding reverse repos, increased 6% year-on-year. In constant euros, they were flat, as higher corporate loans, mortgages and cards (Select) offset a decrease in personal loans in the mass market segment, in line with our strategy focused on profitable growth and prudent risk management.
Customer deposits, excluding repos, increased 17% year-on-year. In constant euros, they grew 10%, mainly on the back of growth in time deposits in Select, reflecting the increased engagement in the affluent segments. Mutual funds were 18% higher year-on-year in constant euros. As a result, customer funds rose 12% in constant euros.
Results
Profit before tax in 9M 2026 was EUR 961 million, 12% lower than in 9M 2025. In constant euros, it decreased 17%, by line:
•Total income was impacted by lower net interest income, with higher loan volumes with affluent customers partially offsetting the weaker performance of the mass market segment, in line with our capital optimization strategy. Net fee income was largely affected by a reduction in insurance fees, down from especially high levels in 9M 2025, and gains on financial transactions due to lower activity related to corporate capital markets.
•Total costs were flat, but down 5% in real terms, reflecting our efforts in simplification, automation and digitalization.
•Net loan-loss provisions were also flat, reflecting the changing portfolio mix, in line with our prudent risk management.
Compared to Q2 2026, profit before tax increased 16% in constant euros, driven by net fee income, gains on financial transactions due to higher income from FX hedges, lower legal and transformation expenses and a slight reduction in provisions.

Retail Brazil. Underlying income statement
EUR million and % change
		/	Q2'26		/	9M'25
	Q3'26%		excl. FX	9M'26%		excl. FX

Total income	2,356	-3	-2	7,093	+3	-2
Total costs	-974	-10	-9	-3,060	+5	0
Net operating income	1,381	+3	+4	4,033	+2	-3
LLPs	-1,013	-2	-1	-3,001	+5	0
PBT	327	+15	+16	961	-12	-17
Detailed financial information in Appendix.

36	January - September 2026

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Openbank	Underlying attributable profit	EUR 1,407 mn

→ Our priority is to become a leading digital bank that combines advanced technology with a personal and human touch, placing customers at the centre of everything we do and maximizing profitability and long-term shareholder value.
→ Volumes reflected the Webster acquisition. Loans increased 7% year-on-year in constant euros (+3% ex. M&A), with good performances in auto. Deposits rose 37% in constant euros (+2% ex. M&A), supported by our digital bank, in line with our strategy to optimize funding costs.
→ Underlying attributable profit was EUR 1,407 million in 9M 2026, heavily impacted by additional provisions for potential complaints related to motor finance dealer commissions in the UK recorded this year. Excluding them, profit before tax rose to EUR 2,544 million, +13% year-on-year in constant euros (+11% ex. M&A), backed by improvements in net interest income and total costs.

Strategy
Openbank brings together Santander's mobility finance and consumer banking operations under a single global business, supported by our global digital banking platform, which is live in the US, Spain, Mexico and Germany. The business has a strong foundation for growth, operating in 26 countries in Europe and the Americas and serving 32 million customers.

Our vision is to evolve the business from a primarily monoline lending model to a leading, digital banking model that combines advanced technology with a personal, human touch, placing customers at the heart of our management.

To navigate an increasingly competitive environment and meet evolving customer needs while delivering on our vision, we are transforming Openbank into a more global, integrated, scalable and efficient business by advancing our strategic priorities:

•Consolidate our leadership in mobility finance. We are optimizing the business to maximize profitability and capital efficiency, while continuing to deepen and expand strategic relationships with global OEMs and key industry players. In the quarter, we secured 12 agreements with mobility partners in seven countries, supporting new business volumes. We are also expanding beyond traditional auto lending into segments such as operational leasing to better serve our customers and partners.
In the quarter, we continued to develop our leasing platform in Europe by i) broadening our distribution reach by leveraging Santander Spain's branch network; ii) further enhancing customer experience through improved customer lifecycle processes, such as automated contract termination, and iii) expanding cross-border vehicle remarketing capabilities into France.
In the US, we strengthened our capabilities across the full credit spectrum, while maintaining a disciplined approach to portfolio management. In the quarter, we completed the rollout of an enhanced pricing model, continued to expand strategic partnerships and deployed our new customer service portal, improving digital servicing and broadening customer self-service capabilities. In Latin America, we maintained our leadership in new and used vehicle financing across our footprint, backed by strong commercial momentum.
•Grow our digital banking business. We are building scale in our core markets, strengthening our value proposition to become our customers’ primary bank, driving engagement and loyalty, while laying the foundations to expand into new markets.
We further enhanced our high-yield savings offering in the US, leveraging targeted initiatives, such as a campaign with improved conditions for new customers and our partnership with Verizon.
In Mexico, we maintained strong growth, reaching 1.6 million customers (4 times more than a year ago). We also reinforced our offering with the launch of our co-branded credit card in partnership with Cinépolis, supporting customer and credit card growth.
In Europe, we further strengthened our offering with initiatives such as a more competitive investment proposition across several markets, particularly in brokerage and custody services. In Germany, we launched a renewed digital banking experience and we are working on a simplified onboarding journey including immediate activation, and enhanced features such as crypto.
In parallel, we continue to develop Openbank Pay, our checkout lending and embedded finance engine, reaching 3 million customers. In the quarter, we expanded our strategic collaboration with Amazon into Poland, offering flexible financing solutions seamlessly integrated into the checkout experience.
•Leverage AI and automation to accelerate our transformation and growth. In the quarter, we completed the development of our AI-powered financial assistant designed to strengthen our digital customer experience and started internal testing ahead of its launch in Spain.
•Focus on profitable growth. We continue to optimize deposit gathering and manage interest rate sensitivity through hedging and repricing. We maintain a disciplined approach to balance sheet management, balancing risk and capital with sustainable growth. In the quarter, as part of our capital optimization strategy, we completed Brazil's second and largest asset rotation transaction.
We are increasingly leveraging these capabilities to unlock opportunities, deepen customer relationships and drive further value. The strength of our model is already being recognized, as Openbank was named World's Best for Consumer Lending at the Euromoney Awards for Excellence 2026.

Openbank. Total customers
Millions

+23%

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Business performance
New lending was 9% higher year-on-year in constant euros, on the back of good performances across most of our footprint. We maintained our focus on balancing profitability and prudent risk management in an environment marked by geopolitical uncertainty.
Gross loans and advances to customers, excluding reverse repos, rose 9% year-on-year, +7% in constant euros, favoured by the Webster integration. Excluding it, loans grew 3% in constant euros, supported by auto, which saw sustained growth in Europe despite a soft start to the year for the market, and double-digit increases across most of our countries in Latin America.
Our EUR 11.9 billion leasing portfolio contracted 18% year-on-year in constant euros, as positive trends in Europe were more than offset by a weaker performance in the US, following the discontinuation of our partnership with Stellantis and lower demand for electric vehicles after the end of fiscal incentives in 2025.
Our access to wholesale funding markets remained strong and diversified. Customer deposits, excluding repos, were up 39% year-on-year, +37% in constant euros, boosted by the Webster integration. Excluding it, they rose 2% in constant euros, supported by our digital bank. Including mutual funds, customer funds grew 35% in constant euros (+2% excluding Webster).

Openbank. Business. September 2026
EUR billion and YoY % change in constant euros

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Openbank. Leasing portfolio. September 2026
EUR billion and YoY % change in constant euros
Total leasing	12	-18%
Results
In 9M 2026, underlying attributable profit stood at EUR 1,407 million, 10% lower year-on-year, reflecting the impact of the aforementioned provisions in the UK and a normalized tax rate in the US, partially offset by the Webster integration. In constant euros, profit decreased 9%, as follows:
•Total income rose 5%, boosted by positive dynamics across all revenue lines, particularly in net interest income.
Net interest income grew 5%, favoured slightly by the Webster integration (excluding it, +3%), with good performances across most of our footprint, especially in South America and Europe, driven by higher volumes and disciplined margin management.
Net fee income increased 1%, as positive trends in South America, backed by portfolio expansion and higher insurance activity, and the Webster integration more than offset lower servicing fees in the US.
Other income grew as higher gains on financial transactions and stronger leasing results in Europe amply offset weaker leasing dynamics in the US.

Openbank. Total income. 9M 2026
EUR million and YoY % change in constant euros

OBE
OB US
Other countries

Var	Ex. M&A
+5%
+3%	-2%
+11%

•Total costs fell 3% (-8% in real terms), supported by our efficiency and transformation efforts, primarily in the US and Europe, as well as lower charges related to operational risk (including those linked to the CHF portfolio) and asset impairments. As a result, net operating income grew 10% and the efficiency ratio improved 3.1 pp to 40.4%.
•Net loan-loss provisions rose 5%, with a good performance in the US that partly offset increases in Europe and Brazil. Credit quality remained under control, with the NPL ratio at 5.59% and cost of risk at 2.10%.
•The other gains (losses) and provisions line recorded a higher loss, mainly due to the provisions for potential complaints related to motor finance dealer commissions in the UK and higher transformation charges in Europe.
•Excluding the provisions in the UK, profit before tax increased 13% year-on-year (+11% excluding Webster).
•The effective tax rate increased following the end of fiscal benefits for electric vehicles in the US in 2025.
RoTE stood at 9.0% in 9M 2026, 10.4% excluding the impact of the additional provisions in the UK.
Compared to Q2 2026 and excluding Webster, net operating income grew 7% in constant euros, mainly driven by net interest income growth, leasing in Europe and lower costs. This was not reflected in underlying attributable profit, largely due to higher LLPs in the US.

Openbank. Underlying income statement
EUR million and % change

		/	Q2'26			/	9M'25
	Q3'26%		excl. FX		9M'26%		excl. FX

				Ex. M&A				Ex. M&A

Total income	3,527	+8	+7	+2	10,062	+4	+5	+3
Total costs	-1,347	+2	+1	-6	-4,066	-3	-3	-5
Net operating income	2,180	+12	+11	+7	5,997	+10	+10	+9
LLPs	-1,179	+15	+14	+14	-3,263	+4	+5	+5
PBT	894	+3	+3	-4	2,299	+2	+2	0
Underlying attrib. profit	580	+8	+8	-2	1,407	-10	-9	-13

Detailed financial information in Appendix.

38	January - September 2026

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OBE	Openbank Europe	Profit before tax
EUR 1,090 mn
Commercial activity and business performance
In a market that saw a softer start to the year in new car registrations, we grew new business volumes 8% year-on-year in constant euros, while maintaining our focus on profitability.
The stock of gross loans and advances to customers, excluding reverse repos, was 4% higher year-on-year. In constant euros, it increased 3%, on the back of higher auto balances.
Customer deposits, excluding repos, contracted 2% year-on-year. They declined 3% in constant euros, as we continued to prioritize profitability in a competitive environment. Mutual funds expanded 15% in constant euros, from low levels.
Results
In 9M 2026, profit before tax stood at EUR 1,090 million, 10% lower year-on-year, heavily impacted by the additional provisions in the UK this year. In constant euros, profit before tax fell 11%, as follows:
•Total income increased 5%, driven by net interest income (+4%), underpinned by good margin management and higher volumes, gains on financial transactions (impacted by our hedging strategy in 2025) and leasing results (improvements in the portfolio mix and new business dynamics), while net fee income was stable.
•Total costs improved 7%, primarily backed by savings from our efficiency and transformation efforts, as well as lower operational risk charges, including those linked to the CHF portfolio.
•Net loan-loss provisions were up 12%, in part due to higher volumes, a model update and business growth in Openbank Pay. Cost of risk was close to 1%.
•The other gains (losses) and provisions line posted a greater loss, mainly due to the additional provisions in the UK and higher transformation charges.
•Excluding the additional provisions in the UK this year, profit before tax grew 9% year-on-year.
Compared to Q2 2026, profit before tax rose 10% in constant euros, with positive revenue trends, in part driven by higher volumes and improved leasing results, and lower costs.

Openbank Europe. Underlying income statement
EUR million and % change
		/	Q2'26		/	9M'25
	Q3'26%		excl. FX	9M'26%		excl. FX

Total income	1,554	+4	+4	4,543	+5	+5
Total costs	-650	-2	-2	-2,020	-7	-7
Net operating income	904	+8	+8	2,523	+17	+16
LLPs	-349	+1	+1	-1,038	+12	+12
PBT	474	+9	+10	1,090	-10	-11
Detailed financial information in Appendix.

Openbank US	Profit before tax
EUR 923 mn
Commercial activity and business performance
Our digital bank has maintained a solid performance since its launch, now serving more than 237,000 customers, with USD 11.1 billion in deposits gathered (+91% year-on-year). This quarter, we completed the Webster acquisition, advancing towards a more balanced franchise, with a stronger funding profile and greater diversification and scale, by combining Webster's high-quality, low-cost deposit base with our strength in consumer finance.
Gross loans and advances to customers, excluding reverse repos, were 23% higher year-on-year, +19% in constant euros, favoured by Webster. Excluding it, they fell 1% in constant euros, due to the impact of our asset rotation initiatives and more moderate trends in auto. The leasing portfolio contracted 38% in constant euros, following the discontinuation of our partnership with Stellantis and weaker demand for electric vehicles.
Customer deposits, excluding repos, rose 113% year-on-year, +107% in constant euros, benefitting from Webster. Excluding it, they grew 9% in constant euros, supported by momentum from our digital bank, in line with our strategy to optimize funding costs. Mutual funds also posted a solid performance. Customer funds increased 98% in constant euros (+9% excluding Webster).
Results
In 9M 2026, profit before tax grew 38% year-on-year to EUR 923 million, including Webster's results since 20 August 2026. In constant euros, profit before tax rose 44%, as follows:
•Total income increased 3%, favoured by the Webster integration and with resilient net interest income, which offset weaker trends in net fee income, particularly in terms of servicing fees, and in leasing results, affected by lower volumes and residual values.
•Total costs declined 2%, even after including Webster, underpinned by our cost discipline and lower charges related to asset impairments.
•Net loan-loss provisions improved 9%, reflecting capital relief measures and resilient customer repayment behaviour, supported by persistently high used car prices and favourable recoveries. Cost of risk fell year-on-year to 3.87%.
Compared to Q2 2026 and excluding Webster, net operating income increased 12% in constant euros, with positive trends in net interest income and lower costs. This improvement did not fully translate into profit before tax due to LLPs, which are seasonally higher in the second half of the year.

Openbank US. Underlying income statement
EUR million and % change
		/	Q2'26			/	9M'25
	Q3'26%		excl. FX		9M'26%		excl. FX

				Ex. M&A				Ex. M&A

Total income	1,413	+17	+16	+2	3,819	-1	+3	-2
Total costs	-522	+7	+6	-13	-1,530	-6	-2	-8
Net operating income	891	+24	+23	+12	2,289	+2	+6	+2
LLPs	-511	+33	+32	+32	-1,338	-13	-9	-9
PBT	355	+5	+4	-13	923	+38	+44	+35

Detailed financial information in Appendix.

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CIB	Underlying attributable profit	EUR 2,433 mn

→ Our diversification across business lines, client types and global footprint, enhanced by the investments made in recent years, makes us more resilient in challenging environments and reinforces our long-term strategy focused on sustainable growth.
→ Good activity levels year-on-year across all business lines, especially Global Banking (GB) and Global Markets (GM), reflecting the benefits of the growth initiatives we have launched.
→ Underlying attributable profit reached EUR 2,433 million, a 17% increase year-on-year (+15% in constant euros), supported by strong revenue performances across business lines that far outpaced cost growth. We maintain a leading position in efficiency and profitability, with RoTE at 19.2%.

Strategy
Our Corporate & Investment Banking (CIB) business is a global franchise, well diversified by business line, country and client type. We continue to demonstrate the strength of our global platform, delivering solid performances and supporting sustainable growth despite geopolitical uncertainty.
In Q3 2026, we continued to make progress on our strategic priorities, scaling the capabilities built in recent years to support growth across the Group, while maintaining capital discipline, profitability and shareholder value creation, in line with our ambition to:
•Deepen strategic relationships with clients, putting them first, supported by a business model that combines in-depth industry knowledge, expert advice and proven financing capabilities. During the quarter, we continued to strengthen our global centres of expertise, further enhancing capabilities in Metals & Mining, among other strategic sectors.
Clients increasingly seek faster, safer and more integrated solutions across products, sectors and markets, and our ability to bring together capabilities from across the Group is a key differentiator. A strong example this quarter was our role as debt and M&A advisor, lender and provider of deal-contingent hedging for the largest offshore wind project in the German Baltic Sea, alongside our participation in the parallel sale of a 25% stake in the project.
•Accelerate ONE Santander and strengthen collaboration across the Group, launching the Network Distribution function to further embed CIB capabilities across the Group’s global businesses, with GM solutions, and GB and Global Transaction Banking (GTB) capabilities acting as product factories to better serve Commercial Banking clients.
Our global platforms, particularly FX and Trade, remain important levers to further integrate CIB's capabilities across the Group. This was demonstrated in the financing of Guyana’s main international airport, where our specialized Export Finance capabilities supported a Commercial Banking client involved in the construction project.
The US's contribution to CIB's results continued to increase, particularly on the back of growth in Corporate Finance. The Webster acquisition represents an additional opportunity to expand our client access and benefit from greater scale through collaboration and leveraging Santander’s US platform more broadly.
•Transform our operating model through simplification, globalization and technology and AI to drive productivity, efficiency and stronger risk and control management. Our focus on common platforms, together with organizational and vendor optimization, is generating meaningful efficiencies across support functions. AI adoption also continues to advance, with a focus on scaling and reusing use cases and expanding agent-based capabilities across the organization.
This quarter, we reached an important milestone in our tokenized financial markets strategy, receiving authorization from Banco de España to participate in the initial wave of Pontes, the Eurosystem’s new infrastructure for settling wholesale transactions in tokenized assets in central bank money. This places us among the early participants in this innovative solution.
Regarding AI, our portfolio is increasingly translating into tangible outcomes, including advanced Risk & Compliance tools and business solutions that enhance pricing and model client and balance sheet behaviour, thereby increasing bankers’ productivity.
•We continue to actively manage capital through our Originate-to-Share (OtS) model and to support the growth of fee-intensive and capital-light businesses. As a result, our total revenue to risk-weighted assets ratio improved by 0.6 pp year-on-year to 8.4%.

Recent awards		Ranking in League Tables 9M 2026
Euromoney	Global Capital	Structured Finance	Debt Capital Markets
Latin America's Best FX Bank	Americas Derivatives Risk Solutions House of the Year
Latin Finance	SRP	Equity Capital Markets	M&A	ECAs*
Infrastructure Bank of the Year: Latin America	Best Structured Retail Products House in Brazil
Source: Dealogic, Infralogic, Bloomberg; specific filters apply. (*). ECAs as of June 2026.

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Business performance
Global Transaction Banking delivered solid growth in 9M 2026 across products, supported by continued client engagement and franchise expansion:
•Trade & Working Capital Solutions maintained its good momentum, driven by growth in strategic markets such as the US. In Q3, we closed several important transactions, including a USD 4.5 billion stock financing for General Motors, with Santander serving as joint arranger and underwriter.
•Export Finance maintained its leading position in the global market, leveraging our global platform, sector expertise and longstanding relationships with Export Credit Agencies and other key market participants, notably in Europe and Latin America. Of note was a USD 500 million sustainable financing for the Republic of Ecuador backed by the Inter-American Development Bank (IDB).
•Cash Management activity performed well despite the uneven interest rate environment, supported by strong momentum in the US, Asia and Latin America. Key transactions in the quarter included a depositary agent mandate for project finance activities with a leading US alternatives asset manager. We also continued to expand real-time payment solutions, treasury connectivity and product capabilities.
Global Banking also registered solid activity levels, mainly in the Americas, supported by our cross-border coverage, advisory and financing platform strategy:
•Corporate Finance (CF) registered strong growth in activity across products and markets. M&A showed good momentum, driven by strong activity volumes in strategic sectors such as Tech & AI and balance sheet optimization, particularly in large-scale transactions. ECM delivered another record quarter, participating in a broad range of notable transactions in Europe such as DIGI's IPO in Spain. Leveraged Finance benefitted from refinancing, M&A and event-driven activity such as the cross-border financing of a joint venture between a private equity fund and Nestlé.
•Structured Finance showed good activity levels, supported by sustained demand across Tech & AI-related infrastructure and energy transition (top ranked globally) sectors, alongside Fund Finance, particularly in the US.
•Investment Grade & Emerging Markets Debt (IG&EM Debt) continued to deliver strong activity levels, supported by resilient capital markets activity in the US and Europe and issuances across Latin America.
Global Markets delivered solid performances across markets and both FICC and Equity products, underpinned by sustained client demand for hedging, financing and structured solutions. Activity remained broad-based across markets and client segments, with a focus on delivering tailored solutions to clients’ financing and risk management needs.
Gross customer loans and advances, excluding reverse repos, were up 30% year-on-year. In constant euros, they grew 28% boosted by growth across the three business lines, especially in less capital-intensive products such as Export Finance (ECAs) and Trade Finance in GTB, and other products that are also low capital consumption in GM. Our portfolio distribution strategy additionally supported loan growth.
Customer deposits, excluding repos, increased 15% year-on-year. In constant euros, they increased 12%, mainly driven by Cash Management.
Results
Underlying attributable profit in 9M 2026 rose 17% year-on-year to EUR 2,433 million. In constant euros, it grew 15%, as follows:
•Total income rose 14%, on the back of strong net interest income and net fee income growth.
Net interest income increased 32%, mainly due to higher volumes in financing activities through less capital-intensive products in GM. GB also grew, supported by strong activity in IG&EM Debt, while GTB remained broadly stable.
Net fee income rose 7%, driven by GB, with strong growth in CF, mainly in the US, as well as in Export Finance in Europe and Trade Finance in both the US and Europe.
Other income decreased, reflecting lower gains on financial transactions in GM amid lower market volatility and spread compression in core markets.
By business line, revenue grew at double-digit rates in GB and GM, while GTB increased 6% year-on-year. We recorded double-digit increases in several markets, most notably in the US, Mexico and Argentina.

CIB. Total income by business. 9M 2026
EUR million and % change in constant euros

Note: total income includes revenue from other activities which are less material (EUR 70 million in 9M'25 and EUR 96 million in 9M'26).
•Total costs increased 5%, reflecting our investments to drive growth, rising at a much slower pace than revenue. The efficiency ratio improved 3.8 pp to 42.6%, one of the best in the sector.
•Net loan-loss provisions increased in 9M 2026, driven by credit portfolio growth and some single names in Europe, the US and Brazil. Despite this, the overall portfolio risk profile remained contained.
As a result, RoTE reached 19.2% in 9M 2026, 0.7 pp higher year-on-year, reflecting our focus on active capital management, efficiency and profitability.
Compared to Q2 2026, underlying attributable profit reflected the usual Q3 revenue seasonality, partly compensated by lower provisions and cost control.

CIB. Underlying income statement
EUR million and % change
		/	Q2'26		/	9M'25
	Q3'26%		excl. FX	9M'26%		excl. FX

Total income	2,157	-10	-10	6,936	+15	+14
Total costs	-1,008	+1	0	-2,956	+6	+5
Net operating income	1,149	-17	-18	3,980	+23	+21
LLPs	-194	-18	-19	-638	+308	+304
PBT	955	-17	-17	3,334	+9	+7
Underlying attrib. profit	691	-19	-19	2,433	+17	+15
Detailed financial information in Appendix.

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Wealth	Underlying attributable profit	EUR 1,651 mn

→ We continue to build the best wealth and insurance manager in Europe and the Americas, supported by our leading global private banking platform and our fund and insurance factories that leverage our scale and global capabilities to offer the best value proposition to our customers.
→ Record total assets under management of EUR 588 billion, +11% year-on-year in constant euros, on the back of excellent commercial dynamics. In the insurance business, gross written premiums increased 20% year-on-year.
→ Underlying attributable profit amounted to EUR 1,651 million, 20% higher year-on-year (+19% in constant euros), with revenue increasing across both business lines.

Strategy
Our aim is to continue developing our Wealth Management & Insurance service model and value proposition through a common global platform that leverages the Group's scale and capabilities.
From 2026, our business lines are organized into two verticals: Private Banking and Insurance & Asset Management Solutions. This new structure enables us to capture more synergies and strengthen collaboration across businesses.
In Q3 2026, we focused on the following strategic initiatives:
•In Private Banking (PB), we continued to advance in our transformation into a more integrated global wealth platform, a shared value proposition and increasing connectivity across countries. We further strengthened our global positioning through greater specialization, enhanced client experience and continued expansion of higher value-added solutions.
During the quarter, we continued to roll out our global advisory model, product architecture and client proposition across markets, while enhancing AI-enabled capabilities to improve banker productivity, advisory effectiveness and client experience.
We improved our value proposition through expanded access to private markets, strategic solutions, lending, real estate advisory and open architecture, enabling clients to access a consistent range of sophisticated solutions across markets.
International collaboration remains a core pillar of our value proposition. We strengthened our links with CIB, Commercial Banking and institutions teams across our markets, creating new opportunities to serve entrepreneurs, business owners and institutional clients through a more integrated coverage model. This included further progress in joint PB and corporate banking coverage in Spain, as well as strong cross-border connectivity along strategic corridors, including Mexico-US.
At the same time, we enhanced our Ultra High Net Worth (UHNW) and Family Office services through Beyond Wealth, while expanding value-added services to provide more holistic advice to clients with complex wealth needs.

Private Banking clients
Thousands
+6%
•Insurance & Asset Management Solutions (Ins. & AM Solutions) is now an established business line that offers a value proposition that brings together liquid, illiquid and insurance products into a unified model, as a result of the integration of our asset management and insurance businesses.
•In liquid products, we continued to strengthen our global investment platform and operating model, supporting solid commercial activity and client engagement. The Group’s global capabilities and client-focused product offering are supporting solid commercial performances.
During the quarter, we further simplified and globalized our operating model, while advancing digital platforms and automation across countries. These developments are underpinned by our global data platform, which consolidates information across all countries into a single data source. The platform supports business intelligence initiatives and digital solutions such as SAM Conecta (global platform that centralizes commercial and product information), now deployed in nine countries. We also expanded automation and AI, enhancing commercial effectiveness and operational efficiency.
•In illiquid products, we are scaling up the alternatives business, strengthening distribution and investment capabilities, while broadening our product offering, which is attracting institutional investors, family offices and private investors.
In Q3 2026, we executed the first closing of our Real Estate Retail Opportunities Fund, which targets value creation through the acquisition and active management of retail real estate assets across Spain and Portugal.
•In insurance, we are building a global operating model to become an integrated insurance platform, bringing together Life & Pensions, Health and Protection under a single model:
–In Life & Pensions, stronger coordination between insurance and the teams serving customer segments (from joint product development to aligned commercial incentives) is delivering tangible results in Spain, where Life Savings sales rose 43% year-on-year. In Chile, following the acquisition of Principal Vida Chile, we launched Santander Seguros de Rentas Vitalicias, marking a new stage for this business under the Santander brand, combining savings, protection and investment capabilities and extending customer relationships during their retirement.
–In Protection, our specialized insurance sales model in Brazil is driving higher productivity, conversion and sales quality through expert advice. In Chile, we launched a fully digital, assisted insurance journey embedded in Getnet POS, enabling customers to purchase insurance services in less than two minutes and turning the POS into a simple and scalable new distribution channel.

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Business performance
Solid commercial activity and market performance in Q3 2026 enabled us to reach record total assets under management (AuMs) of EUR 588 billion, an 11% increase year-on-year in constant euros.
By business and in constant euros, activity performed as follows:
•In PB, business momentum remained positive during the period, supported by client activity, sustained demand for advisory-led solutions and continued growth in fee-generating products. We remained focused on increasing the penetration of discretionary portfolio management, alternatives and other higher value-added investment solutions, supporting a more recurrent and diversified revenue profile.
Customer assets and liabilities reached EUR 388 billion, up 13% year-on-year. Growth was broad-based across products, reflecting both solid commercial dynamics and market performance. Our focus on delivering differentiated advice, global capabilities and value-added solutions continued to support business growth and client engagement across the franchise. Net new money totalled EUR 17.2 billion and our Private Banking customer base stood at nearly 310,000.
•In Insurance & Asset Management Solutions, total AuMs reached EUR 297.3 billion, +9% year-on-year:
–Liquid products: total AuMs rose 9% year-on-year to EUR 294.7 billion, supported by solid commercial activity, demonstrating strong client engagement and an attractive product offering. Net sales totalled EUR 7.9 billion in 9M 2026.
–Illiquid products: total AuMs reached EUR 2.6 billion, reflecting our expansion across countries.
–Insurance: gross written premiums reached EUR 10 billion in 9M 2026, +20% year-on-year, with both Life & Pensions and Protection growing at double-digit rates.

Wealth. Business performance. September 2026
EUR billion and % change in constant euros

Total AuMs
Funds and investment
Custody
Customer deposits
Customer loans
GWPs

/ Jun-26	/ Sep-25
+1%	+11%
+1%	+10%
+2%	+19%
+1%	0%
+4%	+9%
+10%	+20%
Note: total products marketed, advised, under custody and/or managed.
Results
Underlying attributable profit in 9M 2026 amounted to EUR 1,651 million, 20% higher year-on-year. In constant euros, it grew 19%, with the following performance by line:
•Total income increased 10% as a result of our focus on value-added solutions which improved revenue recurrency.
Net interest income was flat, as the increase in loan volumes offset a higher cost of deposits.
Net fee income rose 11% year-on-year, with strong performances across both business lines: Private Banking was mainly driven by mutual funds and securities and Insurance & Asset Management Solutions was underpinned by AuM growth.
Other income increased, boosted by the good performances in insurance and illiquid asset management products.
•Total costs increased 4% year-on-year, well below revenue due to our investments to strengthen our teams and develop new capabilities in response to higher commercial activity.
Including distributed fees, which are recorded in other global businesses, total income reached EUR 5,176 million, up 9% on the back of higher customer activity in Private Banking and higher volumes in Insurance & Asset Management Solutions.

Wealth. Total income. 9M 2026
EUR million and YoY % change in constant euros

PB
Ins&AM Solutions

Total income	Total income + distr. fees
+4%	+4%
+26%	+15%

Total income	Distributed fees
Note: additionally, Wealth's total income included EUR 113 million in 9M'25 and EUR 55 million in 9M'26 corresponding to Other Investments. Information excludes overlaps between Wealth businesses and insurance fees recorded in Openbank.
When considering these distributed fees with our PAT, the total contribution to Group profit (PAT+Fees) reached EUR 2,968 million, up 14% year-on-year in constant euros.
As a result, our RoTE in 9M 2026 was 58.2%.
Compared to Q2 2026, the business delivered solid performances in net fee income, particularly in mutual funds, and in gains on financial transactions, due to illiquid products. However, this solid performance was not reflected in underlying attributable profit, mainly due to dividend seasonality, provision releases in Q2 (following a change in methodology) and higher transformation-related costs in Q3.

Wealth. Underlying income statement
EUR million and % change
		/	Q2'26		/	9M'25
	Q3'26%		excl. FX	9M'26%		excl. FX

Total income	1,105	+1	+1	3,198	+10	+10
Total costs	-375	+2	+2	-1,107	+4	+4
Net operating income	730	+1	0	2,090	+14	+13
LLPs	-13	—	—	-19	+98	+93
PBT	710	-3	-3	2,067	+14	+13
Underlying attrib. profit	568	-4	-4	1,651	+20	+19
Detailed financial information in Appendix.

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Payments	Underlying attributable profit	EUR 105 mn

→ Santander holds a unique position in the payments industry, driven by its payments platform business, offering best-in-class products across the entire value chain: issuing, acquiring, account-to-account (A2A) payments and international payments.
→ Activity increased across all business lines, underpinned by the development of our global platforms, which enabled us to continue to gain scale. Total payment volume (TPV) in Getnet rose 9% year-on-year in constant euros, the number of transactions processed in Getnet Platforms was three times higher and Ebury's customer base grew 25% year-on-year.
→ Underlying attributable profit was EUR 105 million, doubling 9M 2025 levels in constant euros, driven by revenue growth and operational leverage. EBITDA margin improved 2.4 pp year-on-year to 34.0%.

Strategy
In Payment Solutions (Payments), the Group's payments platform business, we continued to execute our priorities and strengthening our strategic positioning:
•In Getnet, our acquiring business, we strengthened our leadership in the payments ecosystem across Latin America and the Caribbean, ranking as the region's largest acquirer by total payment volume according to the latest Nilson Report (2026), while delivering stronger growth than most of our main regional competitors.
During the quarter, we continued to drive product innovation, including the launch of Pix by Biometrics in Brazil. This solution simplifies the payment process by enabling customers to authorize online Pix payments using biometric authentication.
In addition, we broadened our AI-powered value-added services offering for merchants with the launch of Getnet Engage, enabling the creation and management of loyalty programmes embedded within the payment experience. We also introduced generative AI capabilities into Smart POS terminals, including voice-activated payments and conversational assistance.
We continued to drive organizational transformation by enhancing AI-assisted software development, building the capabilities required to deliver merchant solutions and support the next generation of agentic payments.
Additionally, we continued to expand our open-market ecosystem, strengthening relationships with PSP, PayFacs, aggregators and other strategic partners, including a new agreement with Weixin Pay (WeChat Pay). These initiatives enable us to broaden our payment proposition and commercial reach across Latin America and Europe.
•In Getnet Platforms, we continued to deploy our technology platform for A2A payment processing, FX, fraud detection and other value-added services. The platform now processes around 1.2 billion payments per month across our markets.
At the same time, we continue to roll out our global card platform which is now processing more than 500 million transactions per month across Brazil, Mexico, Chile, Spain and the UK.
•Ebury, our global platform offering cross-border payments and FX solutions for corporates and SMEs, continued to accelerate new product development, international expansion and AI capabilities. Ebury's business in Brazil was named the Best International Services Bank in Brazil 2026 by the Global Banking & Finance Awards.
Business performance
In 9M 2026, activity continued to increase year-on-year, with widespread growth across all business lines.
•Getnet’s total payment volume reached EUR 197.6 billion, representing a 9% year-on-year increase in constant euros, driven mainly by higher commercial activity in Mexico, Brazil and Europe.
•In Getnet Platforms, the number of processed transactions was three times higher than the same period last year, driven by Brazil.
•At Ebury, the number of active customers grew by 25% year-on-year, to 29,500.
Loans and deposits are not material in Payments, as they represent just 0.1% and 0.2% of the total Group, respectively.
Results
In 9M 2026, underlying attributable profit was EUR 105 million, compared to a profit of EUR 35 million in 9M 2025. In constant euros, performances across lines were as follows:
•Total income grew 15%, driven by net fee income in Getnet and Ebury, as well as increased activity in our payments (A2A) and card processing platforms.
•Total costs rose 8%, impacted by inflation and reflecting the investments in the development of global platforms.
•Net loan-loss provisions increased, impacted by operational incidents in Getnet Brazil in Q1 2026, though they are not material given the nature of the business.
Overall, the EBITDA margin reached 34.0% (+2.4 pp year-on-year).
Compared to Q2 2026, profit before tax rose by 38% in constant euros, driven by total income growth from higher activity in Getnet Platforms. This growth was not reflected in underlying attributable profit due to the normalization of the tax burden in Brazil.

Payments. Underlying income statement
EUR million and % change
		/	Q2'26		/	9M'25
	Q3'26%		excl. FX	9M'26%		excl. FX

Total income	404	+4	+4	1,175	+18	+15
Total costs	-343	+2	+2	-1,000	+10	+8
Net operating income	62	+21	+22	175	+107	+80
LLPs	-4	-37	-37	-24	+26	+22
PBT	59	+37	+38	151	+166	+119
Underlying attrib. profit	27	-54	-55	105	+201	+147
Detailed financial information in Appendix.

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Corporate Centre	Underlying attributable profit	-EUR 865 mn

→ The Corporate Centre continued to support the Group, defining, developing and coordinating the Group's strategy, as well as aiding the operating units, adding value.
→ It carries out the financial and capital management functions as well as corporate oversight and control functions and coordinates interactions with the Group's supervisors and regulators.
→ Underlying attributable loss in 9M 2026 of EUR 865 million, compared with a loss of EUR 1,059 million in 9M 2025, mainly driven by positive results related to certain stakes and dividends from our stake in Poland and lower LLPs.

Strategy and functions
The Corporate Centre contributes value to the Group through the following functions, among others:
•Implementing global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, corporate development operations and projects to ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses, aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to our businesses, countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies to improve process efficiency and customer service quality.
It also coordinates relationships with European regulators and supervisors and carries out functions related to financial management and capital, as follows:
•Financial Management functions:
•Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. At the end of September 2026, the liquidity buffer was EUR 346 billion (provisional data).
This is done ensuring the diversification of funding sources (issuances and others), maintaining an adequate profile in volumes, maturities and costs.
The price of these transactions with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the transaction) and regulatory requirements (TLAC/MREL).
•We use high credit quality, very liquid and low capital consumption derivatives to actively manage interest rate risk to dampen the impact of interest rate changes on net interest income.
•Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedges related to the units’ results for the next 12 months in euros. The net investments in equity currently hedged totalled EUR 18,968 million (mainly in the UK, Mexico and Chile) with different FX instruments (spots and forwards).
•Management of total capital and reserves: Group capital planning and management, aimed at optimizing capital use and efficient allocation across business units and opportunities by: i) coordinating with subsidiaries; ii) setting solvency targets and monitoring capital ratios; and iii) utilizing asset mobilization and risk transfer through the Global Asset Desk to maximize capital and shareholder returns.
Results
In 9M 2026, the underlying attributable loss was EUR 865 million, compared with a loss of EUR 1,059 million recorded in 9M 2025. By line:
•Net interest income declined by EUR 180 million, impacted by lower interest rates and higher funding costs.
•Losses on financial transactions increased by EUR 569 million, due to a higher impact from foreign currency hedges.
•Additionally, 'other operating income' improved due to higher results from certain stakes and the dividends from our stake in Poland.
•Total costs increased by EUR 13 million in the period.
•Net loan-loss provisions improved significantly, as we recorded provisions in 9M 2025 which improved the Group's credit quality.
•In addition, the underlying attributable loss improved due to higher operational charges recorded in Q3 2025 and a more favourable tax burden.

Corporate Centre. Underlying income statement
EUR million and % change
	Q3'26	Q2'26	% chg.	9M'26	9M'25	% chg.

Total income	-375	-295	+27	-841	-520	+62
Net operating income	-466	-399	+17	-1,139	-805	+42
PBT	-478	-450	+6	-1,225	-1,254	-2
Underlying attrib. profit	-340	-385	-12	-865	-1,059	-18
Detailed financial information in Appendix.

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Sustainability
Strategy

1	Support our customers in meeting their goals in their transition to a low-carbon economy, while also managing climate-related risks and impacts.

2	Encourage employee growth, fostering an inclusive culture and promoting skill development, while providing fair working conditions.

3	Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.

4	Be a trusted partner to our customers, with products and services adapted to their needs, while applying responsible practices, supporting their financial inclusion and protecting their information.

5	Act responsibly through a strong culture, governance and conduct.

Key highlights
In Q3 2026, we made progress on the following initiatives:
→ In Retail & Commercial Banking:
–Green and transition financing solutions: in Spain, we strengthened our sustainable finance offering for SMEs and corporates with Energy Savings Certificates and sustainable mobility solutions. In Uruguay, we launched Impulso Verde, a USD 100 million green finance programme aimed at supporting companies in their energy transformation. In Argentina, we participated in the reopening of MSU Green Energy’s green bond for USD 130 million, bringing the total outstanding amount to USD 530 million.
–Advisory, partnerships and customer support: we launched CLIMINVEST in Spain, a collaborative initiative under the Horizon Europe programme developed together with the technology platform WeGrant to facilitate access to public grants and support sustainable investments. In the UK, we supported the Octopus Zero Bills new build initiative to promote the financing of newly built homes equipped with green technology and zero energy bills for several years, becoming one of the first UK lenders to do so.
–Financial inclusion: more than 7.2 million people continued to benefit from financial inclusion products and services, of which 2.1 million were new beneficiaries this year.
–Education, employability and entrepreneurship: we allocated EUR 18.8 million in the quarter to promote education, employability and entrepreneurship, and helped 1.5 million people and organizations. In total, we have allocated EUR 369.8 million since 2023, progressing towards the EUR 400 million target we set for 2023-2026.
→ In Openbank Europe, we had financed more than 313,000 electric vehicles as of 9M 2026 (+73% year-on-year), with a market share above 12% as of August.
→ In CIB:
–Green financing and mobilization: we allocated EUR 7.1 billion to green financing and mobilization during the quarter, achieving EUR 195.1 billion since 2019, and we remain on track to meet our EUR 220 billion target by 2030.1
–In DCM, we reinforced our position in sustainable debt capital markets through initiatives such as our role as coordinator for Spain's Green Bond Framework update and our support for the issuance of a EUR 4 billion Spanish sovereign green bond. Other notable sustainable transactions included the World Bank’s GBP 1.25 billion Sustainable Development Bond and TenneT Germany’s first EUR 2.6 billion hybrid European Green Bond (EuGB).
–In Structured Finance, we participated in the largest renewable energy portfolio refinancing completed in Spain so far this year, playing multiple financing roles across the transaction. In addition, we supported the financing of the largest offshore wind project under development in the German Baltic Sea, amounting to EUR 2.1 billion.
→ In Wealth, our Socially Responsible Investments reached 24% of total assets under management, including asset management funds, third-party funds, portfolios and directly held assets under advisory in Private Banking.
1.Target was set before the publication of the European taxonomy in Q2 2023. Therefore, the target definition is not fully aligned with the taxonomy. For further information, see the 'Alternative performance measures' section in this report.

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Corporate governance

Share capital increase for the acquisition of Webster
In the context of the acquisition of Webster Financial Corporation, and pursuant to the resolution passed by the general shareholders’ meeting on 27 March 2026, on 20 August 2026 Banco Santander executed the share capital increase to issue the shares delivered as consideration to the shareholders of Webster Financial Corporation.
As a result, Banco Santander’s share capital increased by a nominal amount of EUR 164,923,219 through the issuance of 329,846,438 ordinary shares with a nominal value of EUR 0.50 each, representing approximately 2.25% of its share capital. The share capital increase was registered with the Commercial Registry of Cantabria on 1 September 2026 and, consequently, article 5 of the Bylaws was amended to reflect that Banco Santander’s share capital was set at EUR 7,509,582,970, represented by 15,019,165,940 shares with a nominal value of EUR 0.50 each.
Share capital reduction of 3.08% as part of shareholder remuneration
On 1 September 2026, the executive committee executed a reduction of Banco Santander’s share capital for the amount of EUR 231,341,569.50 through the cancellation of 462,683,139 own shares, representing approximately 3.08% of its share capital. These shares were acquired under the 2025 share buyback programme carried out between 4 February and 21 August 2026 as part of shareholder remuneration charged against 2025 earnings and the excess capital generated upon completion of the sale of the 49% stake in Santander Bank Polska. The share capital reduction, which had been approved by the general shareholders’ meeting on 27 March 2026, was registered with the Commercial Registry of Cantabria on 9 September 2026 and, consequently, article 5 of the Bylaws was amended to reflect that Banco Santander’s share capital was set at EUR 7,278,241,400.50, represented by 14,556,482,801 shares with a nominal value of EUR 0.50 each. The cumulative reduction of Banco Santander’s share capital resulting from the share buyback programmes and the corresponding share capital reductions carried out since 2021 amounts to EUR 1,557,002,469.50. During this period, the Bank has repurchased and cancelled 3,114,004,939 shares, representing approximately 18% of its shares outstanding at the beginning of the period.

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Appendix

- Financial Information
- Alternative performance measures
- Interim condensed consolidated financial statements
- Glossary
- Important information

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•Group information
Financial information
Group information
In this appendix, results are presented on an underlying basis and the balance sheet figures, ratios and other metrics exclude Poland for all periods in 2025. However, if we were to include Poland, the Group's main management ratios would not be materially affected. For further information, see the 'Alternative performance measures' section in this report.
Additionally, the balance sheets and income statements of the Retail global business, Retail UK and the UK secondary segment include TSB from 1 May 2026 and, from 20 August 2026, balance sheets and income statements include Webster, mainly the Retail global business and Openbank US within Openbank, and the US secondary segment. For further information, see the 'Significant events in the period' section in this report.
For Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For more information, see the calculation method detailed in the ‘Alternative performance measures’ section in this appendix.

Underlying net fee income. Consolidated
EUR million
	Q3'26	Q2'26	Change (%)	9M'26	9M'25	Change (%)
Fees from services	1,942	1,907	1.8	5,672	5,291	7.2
Wealth management and marketing of customer funds	1,196	1,154	3.6	3,467	3,196	8.5
Securities and custody	360	433	(16.9)	1,210	975	24.1
Net fee income	3,498	3,494	0.1	10,349	9,462	9.4

Underlying total costs. Consolidated
EUR million
	Q3'26	Q2'26	Change (%)	9M'26	9M'25	Change (%)
Staff costs	3,586	3,551	1.0	10,516	10,063	4.5
Other general administrative expenses	2,064	2,015	2.4	6,002	5,928	1.2
Information technology	677	652	3.8	1,956	1,783	9.7
Communications	90	97	(7.2)	275	267	3.0
Advertising	125	125	0.0	371	382	(2.9)
Buildings and premises	161	165	(2.4)	488	514	(5.1)
Printed and office material	22	14	57.1	53	58	(8.6)
Taxes (other than tax on profits)	151	119	26.9	410	407	0.7
Other expenses	838	843	(0.6)	2,449	2,517	(2.7)
Administrative expenses	5,650	5,566	1.5	16,518	15,991	3.3
Depreciation and amortization	734	839	(12.5)	2,401	2,422	(0.9)
Operating expenses	6,384	6,405	(0.3)	18,919	18,413	2.7
Other operating costs	330	322	2.5	1,006	1,210	(16.9)
Total costs	6,714	6,727	(0.2)	19,925	19,623	1.5

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•Group information

Employees and branches. Consolidated
	Employees				Branches
	Sep-26	Sep-25	Change		Sep-26	Sep-25	Change
Retail & Commercial Banking	123,546	128,936	(5,390)	Spain	1,460	1,684	(224)
Openbank	32,080	31,463	617	UK	483	368	115
Corporate & Investment Banking	13,485	12,986	499	Portugal	277	373	(96)
Wealth Management & Insurance	7,428	7,334	94	Openbank Europe	242	299	(57)
Payment Solutions	7,743	8,035	(292)	US	562	384	178
Corporate Centre	1,869	1,892	(23)	Mexico	1,237	1,329	(92)
Total Group	186,151	190,646	(4,495)	Brazil	1,474	1,724	(250)
				Chile	218	231	(13)
				Argentina	353	396	(43)
				Rest of the Group	242	241	1
				Total Group	6,548	7,029	(481)

Underlying net loan-loss provisions. Consolidated
EUR million
	Q3'26	Q2'26	Change (%)	9M'26	9M'25	Change (%)
Non-performing loans	3,934	3,769	4.4	11,351	10,210	11.2
Recovery of written-off assets	(448)	(420)	6.7	(1,291)	(1,302)	(0.8)
Net loan-loss provisions	3,486	3,349	4.1	10,060	8,908	12.9

Loans and advances to customers. Consolidated
EUR million
			Change
	Sep-26	Sep-25	Absolute	%	Dec-25
Commercial bills	52,372	46,943	5,429	11.6	51,110
Secured loans	624,992	528,692	96,300	18.2	530,749
Other term loans	349,651	287,067	62,584	21.8	295,998
Finance leases	40,462	38,360	2,102	5.5	38,540
Receivable on demand	11,443	11,164	279	2.5	10,313
Credit cards receivable	27,641	24,946	2,695	10.8	26,179
Impaired assets	36,048	31,022	5,026	16.2	31,577
Gross loans and advances to customers (excl. reverse repos)	1,142,609	968,194	174,415	18.0	984,466
Reverse repos	87,875	80,205	7,670	9.6	73,980
Gross loans and advances to customers	1,230,484	1,048,399	182,085	17.4	1,058,446
Loan-loss allowances	23,597	21,190	2,407	11.4	21,158
Loans and advances to customers	1,206,887	1,027,209	179,678	17.5	1,037,288

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•Group information

Total funds. Consolidated
EUR million
			Change
	Sep-26	Sep-25	Absolute	%	Dec-25
Demand deposits	746,497	629,494	117,003	18.6	646,125
Time deposits	352,406	292,364	60,042	20.5	298,284
Mutual funds	288,442	249,293	39,149	15.7	255,389
Customer funds	1,387,345	1,171,151	216,194	18.5	1,199,798
Pension funds	16,466	15,927	539	3.4	16,112
Managed portfolios	56,403	47,746	8,657	18.1	50,459
Repos	123,360	104,272	19,088	18.3	96,791
Total funds	1,583,574	1,339,096	244,478	18.3	1,363,160

Eligible capital (phased-in)[1]. Consolidated
EUR million
			Change
	Sep-26	Sep-25	Absolute	%	Dec-25
Capital stock and reserves	136,873	130,941	5,932	4.5	128,798
Attributable profit	12,405	10,337	2,067	20.0	14,101
Dividends	(2,794)	(2,584)	(210)	8.1	(3,525)
Other retained earnings	(35,482)	(40,386)	4,903	(12.1)	(40,445)
Minority interests	7,340	8,588	(1,248)	(14.5)	9,037
Goodwill and intangible assets	(22,469)	(15,526)	(6,943)	44.7	(15,037)
Other deductions	(11,728)	(8,778)	(2,950)	33.6	(8,190)
CET1	84,145	82,593	1,552	1.9	84,739
Preferred shares and other eligible tier 1	10,251	10,630	(379)	(3.6)	9,645
Tier 1	94,395	93,222	1,173	1.3	94,385
Generic funds and eligible tier 2 instruments	18,441	16,719	1,723	10.3	17,460
Eligible capital	112,837	109,941	2,896	2.6	111,845
Risk-weighted assets	663,324	630,753	32,571	5.2	629,430

CET1 capital ratio	12.7	13.1	(0.4)		13.5
Tier 1 capital ratio	14.2	14.8	(0.5)		15.0
Total capital ratio	17.0	17.4	(0.4)		17.8
Note: includes Poland.
1. Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

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•Information by segment

Segment information
Primary segments

Retail & Commercial Banking										Q
EUR million
				Ex. M&A					Ex. M&A
		/	Q2'26	/	Q2'26		/	9M'25	/	9M'25
Underlying income statement	Q3'26%		% excl. FX	%	% excl. FX	9M'26%		% excl. FX	%	% excl. FX
Net interest income	7,528	2.1	1.9	(1.5)	(1.7)	21,687	9.6	6.9	6.1	3.5
Net fee income	1,756	3.5	3.4	2.5	2.4	5,084	11.1	7.7	10.0	6.7
Gains (losses) on financial transactions [1]	142	(6.2)	(6.4)	0.3	0.0	470	(3.9)	(4.9)	(3.3)	(4.3)
Other operating income	(284)	(22.7)	(23.3)	(23.5)	(24.1)	(965)	41.0	38.5	39.3	36.8
Total income	9,141	3.3	3.1	0.2	0.1	26,277	8.7	5.9	5.7	3.0
Total costs	(3,549)	(1.2)	(1.5)	(4.4)	(4.7)	(10,497)	1.3	(1.1)	(2.3)	(4.6)
Net operating income	5,592	6.4	6.3	3.3	3.2	15,780	14.2	11.2	11.6	8.7
Net loan-loss provisions	(2,097)	1.0	1.0	(1.1)	(1.0)	(6,119)	13.7	8.9	12.3	7.6
Other gains (losses) and provisions	(211)	3.7	3.3	(10.4)	(10.8)	(517)	52.1	52.6	43.7	44.2
Profit before tax	3,283	10.3	10.1	7.4	7.3	9,144	12.9	11.0	9.8	7.9
Tax on profit	(886)	17.0	16.7	14.0	13.7	(2,436)	9.0	7.2	5.5	3.8
Profit from continuing operations	2,398	8.0	7.9	5.2	5.1	6,708	14.5	12.4	11.5	9.5
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—
Consolidated profit	2,398	8.0	7.9	5.2	5.1	6,708	14.5	12.4	11.5	9.5
Non-controlling interests	(77)	(26.2)	(24.5)	(26.2)	(24.5)	(263)	14.5	11.2	14.5	11.2
Underlying attributable profit to the parent	2,321	9.7	9.5	6.8	6.6	6,445	14.4	12.5	11.4	9.5

Activity metrics
Gross loans and advances to customers ²	697,462	6.5	6.5	0.4	0.5	697,462	18.8	16.4	4.9	2.8
Customer funds	836,312	3.2	3.2	1.3	1.3	836,312	17.5	15.4	9.4	7.4
Customer deposits ³	711,386	3.6	3.6	1.3	1.3	711,386	17.8	15.7	8.2	6.2
Mutual funds	124,926	1.0	1.5	1.0	1.5	124,926	16.3	13.6	16.3	13.6
Risk-weighted assets	335,428	13.5				335,428	15.2

Ratios (%), employees and customers
RoTE	18.9	1.5				17.7	1.0
Efficiency ratio	38.8	(1.8)				39.9	(2.9)
NPL ratio	2.92	(0.13)				2.92	(0.16)
NPL coverage ratio	66	1				66	0
Number of employees	123,546	(1.2)				123,546	(4.2)
Number of total customers (thousands)	156,153	1.1				156,153	7.1
Number of active customers (thousands)	80,292	0.8				80,292	5.8

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

52	January - September 2026

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•Information by segment

Retail Spain				Q
EUR million
		/ Q2'26		/ 9M'25
Underlying income statement	Q3'26%		9M'26%
Net interest income	1,579	2.0	4,604	4.3
Net fee income	326	(1.6)	1,001	8.4
Total income	1,924	(1.3)	5,781	7.1
Total costs	(599)	0.1	(1,806)	(7.5)
Net operating income	1,325	(1.9)	3,975	15.4
Net loan-loss provisions	(269)	44.1	(573)	(27.6)
Profit before tax	991	(7.2)	3,220	29.1

Activity metrics
Gross loans and advances to customers ¹	159,353	(1.1)	159,353	1.6
Customer funds	295,383	0.9	295,383	6.7
Customer deposits ²	240,362	1.0	240,362	5.4
Mutual funds	55,021	0.6	55,021	12.9

1. Excluding reverse repos.
2. Excluding repos.

Retail UK										Q
EUR million
				Ex. TSB					Ex. TSB
		/	Q2'26	/	Q2'26		/	9M'25	/	9M'25
Underlying income statement	Q3'26%		% excl. FX	%	% excl. FX	9M'26%		% excl. FX	%	% excl. FX
Net interest income	1,636	14.6	13.4	7.4	6.1	4,272	17.4	19.2	2.4	4.0
Net fee income	119	16.4	15.2	10.6	9.3	302	39.9	42.0	22.8	24.7
Total income	1,699	17.0	15.8	10.7	9.5	4,335	20.7	22.5	4.8	6.4
Total costs	(795)	4.2	3.0	(4.3)	(5.5)	(2,211)	3.3	4.9	(11.8)	(10.4)
Net operating income	904	31.3	30.0	26.7	25.4	2,123	46.3	48.5	29.3	31.2
Net loan-loss provisions	(71)	(38.3)	(39.3)	(47.7)	(48.7)	(262)	120.3	123.6	91.7	94.5
Profit before tax	761	45.8	44.5	45.9	44.5	1,699	41.3	43.5	25.0	26.9

Activity metrics
Gross loans and advances to customers ¹	277,368	0.8	0.1	0.8	0.2	277,368	24.1	21.7	5.3	3.2
Customer funds	270,648	1.5	0.8	1.7	1.0	270,648	27.8	25.3	8.0	5.9
Customer deposits ²	262,801	1.5	0.8	1.7	1.0	262,801	27.7	25.1	7.3	5.2
Mutual funds	7,848	2.2	1.6	2.2	1.6	7,848	32.6	29.9	32.6	29.9

1. Excluding reverse repos.
2. Excluding repos.

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•Information by segment

Retail Mexico						Q
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	1,072	0.9	(0.9)	3,142	8.8	0.9
Net fee income	293	7.1	5.3	822	24.9	15.7
Total income	1,361	4.8	3.0	3,912	12.4	4.1
Total costs	(529)	1.0	(0.7)	(1,551)	5.0	(2.6)
Net operating income	832	7.3	5.5	2,361	17.8	9.1
Net loan-loss provisions	(346)	1.2	(0.6)	(1,025)	19.7	11.0
Profit before tax	485	14.1	12.3	1,318	14.6	6.2

Activity metrics
Gross loans and advances to customers ¹	39,588	0.6	3.1	39,588	8.9	3.5
Customer funds	56,680	(2.5)	(0.2)	56,680	10.8	5.3
Customer deposits ²	40,001	(2.2)	0.2	40,001	11.4	5.9
Mutual funds	16,679	(3.4)	(1.0)	16,679	9.5	4.0

1. Excluding reverse repos.
2. Excluding repos.

Retail Brazil						Q
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	1,838	(6.5)	(6.0)	5,632	4.6	(1.0)
Net fee income	584	2.9	3.5	1,683	4.2	(1.4)
Total income	2,356	(2.8)	(2.2)	7,093	3.4	(2.1)
Total costs	(974)	(9.8)	(9.4)	(3,060)	5.4	(0.3)
Net operating income	1,381	2.9	3.6	4,033	2.0	(3.5)
Net loan-loss provisions	(1,013)	(1.8)	(1.3)	(3,001)	5.2	(0.5)
Profit before tax	327	14.7	16.2	961	(12.2)	(16.9)

Activity metrics
Gross loans and advances to customers ¹	70,418	0.0	(0.6)	70,418	6.2	(0.2)
Customer funds	96,594	2.6	2.0	96,594	19.5	12.3
Customer deposits ²	67,998	1.5	0.9	67,998	17.2	10.2
Mutual funds	28,596	5.4	4.7	28,596	25.3	17.7

1. Excluding reverse repos.
2. Excluding repos.

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•Information by segment

Openbank										Q
EUR million
				ex. Webster					ex. Webster
		/	Q2'26	/	Q2'26		/	9M'25	/	9M'25
Underlying income statement	Q3'26%		% excl. FX	%	% excl. FX	9M'26%		% excl. FX	%	% excl. FX
Net interest income	3,015	7.1	6.7	2.3	1.9	8,625	4.3	5.1	2.7	3.5
Net fee income	359	4.9	4.4	(1.9)	(2.4)	1,073	1.2	1.0	(1.0)	(1.2)
Gains (losses) on financial transactions [1]	(7)	(36.7)	(37.0)	100.3	99.1	(22)	(49.1)	(48.8)	(11.3)	(10.7)
Other operating income	161	23.3	22.7	25.5	24.9	386	0.9	2.9	1.7	3.7
Total income	3,527	7.7	7.2	2.5	2.0	10,062	4.1	4.8	2.3	3.0
Total costs	(1,347)	1.8	1.3	(5.0)	(5.5)	(4,066)	(3.4)	(2.5)	(5.5)	(4.7)
Net operating income	2,180	11.7	11.3	7.6	7.2	5,997	9.8	10.4	8.4	8.9
Net loan-loss provisions	(1,179)	14.6	14.1	14.8	14.3	(3,263)	3.8	4.6	3.8	4.6
Other gains (losses) and provisions	(107)	87.1	85.6	43.4	41.9	(435)	585.2	599.1	546.0	559.1
Profit before tax	894	3.2	3.1	(3.4)	(3.6)	2,299	2.1	2.2	(0.4)	(0.4)
Tax on profit	(227)	(6.5)	(6.5)	(9.0)	(9.0)	(636)	40.1	38.0	38.8	36.7
Profit from continuing operations	667	7.0	6.8	(1.2)	(1.4)	1,663	(7.5)	(7.0)	(10.3)	(9.9)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—
Consolidated profit	667	7.0	6.8	(1.2)	(1.4)	1,663	(7.5)	(7.0)	(10.3)	(9.9)
Non-controlling interests	(87)	0.8	1.1	0.8	1.1	(256)	8.2	7.8	8.2	7.8
Underlying attributable profit to the parent	580	8.0	7.7	(1.6)	(1.8)	1,407	(9.9)	(9.3)	(13.1)	(12.6)

Activity metrics
Gross loans and advances to customers ²	230,583	4.7	4.3	0.1	(0.2)	230,583	9.2	7.2	4.5	2.5
Customer funds	186,836	28.5	27.9	(2.7)	(3.1)	186,836	37.3	35.1	4.0	2.3
Customer deposits ³	176,843	30.4	29.8	(3.0)	(3.4)	176,843	39.1	36.8	3.5	1.8
Mutual funds	9,993	2.0	1.7	2.0	1.7	9,993	11.6	10.0	11.6	10.0
Risk-weighted assets	165,613	3.1				165,613	5.8

Ratios (%), employees and customers
RoTE	12.0	1.8				9.0	(1.3)
Efficiency ratio	38.2	(2.2)				40.4	(3.1)
NPL ratio	5.59	(0.02)				5.59	0.30
NPL coverage ratio	69	—				69	(3)
Number of employees	32,080	8.6				32,080	2.0
Number of total customers (thousands)	32,236	16.7				32,236	23.1

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2026	55

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•Information by segment

Openbank Europe						Q
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	1,230	1.6	1.7	3,645	5.0	4.4
Net fee income	183	(6.2)	(6.2)	568	(0.5)	(0.5)
Total income	1,554	3.5	3.6	4,543	4.9	4.5
Total costs	(650)	(2.1)	(2.0)	(2,020)	(6.9)	(7.1)
Net operating income	904	7.9	8.0	2,523	16.7	16.2
Net loan-loss provisions	(349)	0.8	0.8	(1,038)	12.1	11.9
Profit before tax	474	9.4	9.7	1,090	(10.1)	(10.8)

Activity metrics
Gross loans and advances to customers ¹	146,631	0.6	0.3	146,631	3.9	3.0
Customer funds	85,368	(3.7)	(4.0)	85,368	(1.5)	(2.2)
Customer deposits ²	79,526	(4.1)	(4.4)	79,526	(2.5)	(3.2)
Mutual funds	5,841	2.1	2.1	5,841	14.6	14.6

1. Excluding reverse repos.
2. Excluding repos.

Openbank US										Q
EUR million
				ex. Webster					ex. Webster
		/	Q2'26	/	Q2'26		/	9M'25	/	9M'25
Underlying income statement	Q3'26%		% excl. FX	%	% excl. FX	9M'26%		% excl. FX	%	% excl. FX
Net interest income	1,273	16.1	15.0	3.9	2.8	3,462	(0.6)	3.4	(4.4)	(0.6)
Net fee income	94	44.9	43.7	8.9	7.8	242	(7.3)	(3.7)	(16.3)	(13.0)
Total income	1,413	17.1	16.0	3.0	1.8	3,819	(1.2)	2.7	(5.6)	(1.9)
Total costs	(522)	6.7	5.6	(11.7)	(12.8)	(1,530)	(5.8)	(2.1)	(11.3)	(7.9)
Net operating income	891	24.1	23.0	12.9	11.8	2,289	2.2	6.2	(1.4)	2.5
Net loan-loss provisions	(511)	33.0	31.9	33.5	32.3	(1,338)	(12.6)	(9.1)	(12.4)	(9.0)
Profit before tax	355	5.0	3.9	(12.0)	(13.0)	923	38.1	43.5	29.6	34.6

Activity metrics
Gross loans and advances to customers ¹	59,798	20.3	19.5	0.1	(0.6)	59,798	22.9	18.9	2.2	(1.1)
Customer funds	99,943	80.7	79.6	(1.2)	(1.8)	99,943	105.0	98.4	12.1	8.5
Customer deposits ²	95,792	87.0	85.8	(1.4)	(2.0)	95,792	113.4	106.5	12.5	8.9
Mutual funds	4,152	1.8	1.2	1.8	1.2	4,152	7.7	4.2	7.7	4.2

1. Excluding reverse repos.
2. Excluding repos.

56	January - September 2026

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•Information by segment

Corporate & Investment Banking						Q
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	1,189	(10.6)	(10.9)	3,732	34.1	31.5
Net fee income	641	(11.5)	(12.0)	1,995	7.4	7.1
Gains (losses) on financial transactions [1]	303	358.4	343.7	916	(15.0)	(15.9)
Other operating income	24	(91.4)	(91.3)	294	(4.7)	(4.6)
Total income	2,157	(9.9)	(10.4)	6,936	15.1	13.8
Total costs	(1,008)	0.5	0.0	(2,956)	5.7	5.4
Net operating income	1,149	(17.5)	(17.9)	3,980	23.2	20.9
Net loan-loss provisions	(194)	(18.4)	(18.5)	(638)	308.4	303.8
Other gains (losses) and provisions	0	—	—	(8)	(66.8)	(66.7)
Profit before tax	955	(17.0)	(17.5)	3,334	9.3	7.2
Tax on profit	(235)	(10.3)	(11.2)	(797)	(8.9)	(10.9)
Profit from continuing operations	721	(18.9)	(19.4)	2,537	16.6	14.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	721	(18.9)	(19.4)	2,537	16.6	14.5
Non-controlling interests	(29)	(18.9)	(17.2)	(104)	8.5	4.6
Underlying attributable profit to the parent	691	(18.9)	(19.4)	2,433	17.0	15.0

Activity metrics
Gross loans and advances to customers ²	177,609	9.9	9.8	177,609	30.4	27.7
Customer funds	164,160	13.6	13.6	164,160	12.9	10.0
Customer deposits ³	150,039	15.0	15.1	150,039	14.8	12.2
Mutual funds	14,121	0.0	(0.3)	14,121	(4.4)	(9.3)
Risk-weighted assets	110,495	3.3		110,495	8.0

Ratios (%) and employees
RoTE	16.9	(2.8)		19.2	0.7
Efficiency ratio	46.7	4.9		42.6	(3.8)
NPL ratio	1.11	0.09		1.11	0.37
NPL coverage ratio	37	0		37	(8)
Number of employees	13,485	1.3		13,485	3.8

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2026	57

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•Information by segment

Wealth Management & Insurance						Q
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	335	(1.5)	(1.7)	990	(0.4)	(0.4)
Net fee income	456	3.2	2.9	1,354	11.7	11.4
Gains (losses) on financial transactions [1]	164	22.0	21.4	419	48.2	47.4
Other operating income	150	(15.3)	(15.5)	434	6.9	3.8
Total income	1,105	1.1	0.8	3,198	10.4	9.8
Total costs	(375)	2.2	1.8	(1,107)	4.2	4.2
Net operating income	730	0.6	0.3	2,090	14.1	13.0
Net loan-loss provisions	(13)	—	—	(19)	97.8	92.7
Other gains (losses) and provisions	(7)	—	—	(4)	(68.4)	(68.5)
Profit before tax	710	(2.9)	(3.1)	2,067	14.3	13.2
Tax on profit	(131)	3.0	2.9	(377)	(4.9)	(5.4)
Profit from continuing operations	580	(4.1)	(4.4)	1,690	19.6	18.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	580	(4.1)	(4.4)	1,690	19.6	18.4
Non-controlling interests	(12)	(18.8)	(17.4)	(39)	6.9	3.3
Underlying attributable profit to the parent	568	(3.8)	(4.1)	1,651	19.9	18.8

Activity metrics
Gross loans and advances to customers ²	29,540	9.1	9.1	29,540	14.9	12.8
Customer funds	196,953	1.7	1.8	196,953	12.1	10.2
Customer deposits ³	57,552	1.7	1.8	57,552	(0.1)	(1.4)
Mutual funds	139,402	1.7	1.8	139,402	18.0	15.8
Risk-weighted assets	19,597	8.8		19,597	13.4
Assets under management	588,440	1.3	1.4	588,440	13.4	11.3
Gross written premiums	3,763	10.7	10.3	9,967	21.5	20.3

Ratios (%), employees and customers
RoTE	60.8	(1.6)		58.2	(0.6)
Efficiency ratio	33.9	0.4		34.6	(2.1)
NPL ratio	1.05	(0.13)		1.05	0.13
NPL coverage ratio	64	14		64	(5)
Number of employees	7,428	1.6		7,428	1.3
Number of Private Banking customers (thousands)	310	2.5		310	5.8

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

58	January - September 2026

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•Information by segment

Payment Solutions						Q
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	42	14.6	15.6	124	2.1	(2.7)
Net fee income	290	0.1	0.1	853	9.7	6.3
Gains (losses) on financial transactions [1]	(1)	281.8	297.1	(1)	(96.0)	(96.0)
Other operating income	73	19.6	19.5	199	65.0	64.7
Total income	404	4.4	4.5	1,175	18.2	14.6
Total costs	(343)	1.8	1.8	(1,000)	10.0	7.7
Net operating income	62	21.3	22.2	175	106.8	79.6
Net loan-loss provisions	(4)	(37.5)	(37.0)	(24)	26.0	22.2
Other gains (losses) and provisions	1	—	—	0	—	—
Profit before tax	59	36.7	37.7	151	165.7	118.7
Tax on profit	(27)	—	—	(29)	190.7	102.9
Profit from continuing operations	32	(53.0)	(53.7)	123	160.4	122.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	32	(53.0)	(53.7)	123	160.4	122.8
Non-controlling interests	(5)	(46.9)	(46.6)	(17)	43.6	39.3
Underlying attributable profit to the parent	27	(53.9)	(54.8)	105	200.9	147.4

Activity metrics
Gross loans and advances to customers ²	1,102	(0.4)	(0.1)	1,102	12.9	7.4
Customer funds	1,735	(7.5)	(7.5)	1,735	51.5	51.5
Customer deposits ³	1,735	(7.5)	(7.5)	1,735	51.5	51.5
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	5,647	0.5		5,647	(8.3)

Ratios (%) and employees
EBITDA margin	36.8	5.1		34.0	2.4
NPL ratio	5.02	0.31		5.02	0.65
NPL coverage ratio	47	(10)		47	(9)
Number of employees	7,743	(5.7)		7,743	(3.6)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2026	59

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•Information by segment

Corporate Centre						Q
EUR million
			/ Q2'26			/ 9M'25
Underlying income statement	Q3'26	Q2'26%		9M'26	9M'25%
Net interest income	(206)	(200)	2.8	(544)	(364)	49.6
Net fee income	(4)	(1)	437.2	(10)	(22)	(53.7)
Gains (losses) on financial transactions [1]	(254)	(259)	(2.0)	(704)	(135)	422.1
Other operating income	89	165	(46.3)	417	1	—
Total income	(375)	(295)	27.1	(841)	(520)	61.9
Total costs	(91)	(104)	(12.5)	(298)	(285)	4.6
Net operating income	(466)	(399)	16.7	(1,139)	(805)	41.6
Net loan-loss provisions	0	0	(61.9)	2	(197)	—
Other gains (losses) and provisions	(12)	(51)	(75.8)	(88)	(253)	(65.4)
Profit before tax	(478)	(450)	6.3	(1,225)	(1,254)	(2.4)
Tax on profit	138	65	111.7	359	195	83.6
Profit from continuing operations	(340)	(385)	(11.6)	(866)	(1,059)	(18.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(340)	(385)	(11.6)	(866)	(1,059)	(18.2)
Non-controlling interests	0	0	8.3	1	0	—
Underlying attributable profit to the parent	(340)	(385)	(11.6)	(865)	(1,059)	(18.3)

Balance sheet
Loans and advances to customers	6,273	6,379	(1.7)	6,273	7,140	(12.1)
Cash, central banks and credit institutions	92,888	122,570	(24.2)	92,888	100,172	(7.3)
Debt instruments	24,477	17,962	36.3	24,477	10,191	140.2
Other financial assets	3,328	2,994	11.2	3,328	1,504	121.2
Other asset accounts	130,655	121,433	7.6	130,655	178,506	(26.8)
Total assets	257,620	271,337	(5.1)	257,620	297,514	(13.4)
Customer deposits	1,347	1,501	(10.3)	1,347	1,267	6.3
Central banks and credit institutions	14,600	30,909	(52.8)	14,600	25,497	(42.7)
Marketable debt securities	126,106	125,556	0.4	126,106	106,122	18.8
Other financial liabilities	2,498	934	167.6	2,498	2,299	8.7
Other liabilities accounts	8,291	6,618	25.3	8,291	65,577	(87.4)
Total liabilities	152,842	165,517	(7.7)	152,842	200,762	(23.9)
Total equity	104,778	105,820	(1.0)	104,778	96,752	8.3

Memorandum items:
Gross loans and advances to customers [2]	6,313	6,429	(1.8)	6,313	7,228	(12.7)
Customer funds	1,347	1,501	(10.3)	1,347	1,267	6.3
Customer deposits ³	1,347	1,501	(10.3)	1,347	1,267	6.3
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,869	1,867	0.1	1,869	1,892	(1.2)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - September 2026

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•Information by segment
Secondary segments

Spain
EUR million
		/ Q2'26		/ 9M'25
Underlying income statement	Q3'26%		9M'26%
Net interest income	1,967	(1.7)	5,827	7.6
Net fee income	774	(6.0)	2,363	6.8
Gains (losses) on financial transactions [1]	275	—	715	(8.0)
Other operating income	116	(70.1)	607	5.1
Total income	3,132	(3.0)	9,512	5.9
Total costs	(1,099)	3.4	(3,242)	(2.7)
Net operating income	2,033	(6.1)	6,271	11.0
Net loan-loss provisions	(326)	(1.5)	(917)	9.1
Other gains (losses) and provisions	(71)	(26.3)	(188)	11.0
Profit before tax	1,636	(5.8)	5,166	11.4
Tax on profit	(475)	(2.9)	(1,470)	4.6
Profit from continuing operations	1,161	(7.0)	3,696	14.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,161	(7.0)	3,696	14.3
Non-controlling interests	0	(59.7)	(1)	118.0
Underlying attributable profit to the parent	1,161	(7.0)	3,695	14.3

Balance sheet
Loans and advances to customers	299,279	1.3	299,279	13.1
Cash, central banks and credit institutions	82,624	30.9	82,624	(13.8)
Debt instruments	136,332	1.0	136,332	29.4
Other financial assets	63,013	11.9	63,013	28.8
Other asset accounts	16,797	0.9	16,797	(19.4)
Total assets	598,046	5.6	598,046	11.7
Customer deposits	376,256	4.4	376,256	5.9
Central banks and credit institutions	76,470	13.0	76,470	55.3
Marketable debt securities	31,967	10.6	31,967	7.6
Other financial liabilities	72,042	5.2	72,042	22.3
Other liabilities accounts	22,498	2.0	22,498	2.2
Total liabilities	579,234	5.7	579,234	12.4
Total equity	18,812	0.3	18,812	(8.1)

Memorandum items:
Gross loans and advances to customers [2]	256,361	2.1	256,361	9.9
Customer funds	447,524	2.2	447,524	7.5
Customer deposits ³	330,957	3.0	330,957	5.6
Mutual funds	116,567	0.0	116,567	13.3

Ratios (%), branches and customers
RoTE	24.5	(1.8)	25.6	5.1
Efficiency ratio	35.1	2.2	34.1	(3.0)
NPL ratio	1.84	(0.03)	1.84	(0.22)
NPL coverage ratio	55	2	55	1
Number of branches	1,460	0.1	1,460	(13.3)
Number of total customers (thousands)	15,448	0.0	15,448	0.3
Number of active customers (thousands)	9,579	1.5	9,579	5.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2026	61

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•Information by segment

UK
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	1,660	14.3	13.0	4,347	15.5	17.3
Net fee income	133	13.7	12.5	342	32.2	34.1
Gains (losses) on financial transactions [1]	(21)	89.2	87.4	(58)	(31.1)	(30.0)
Other operating income	(34)	(48.8)	(49.9)	(181)	2.3	3.8
Total income	1,738	16.5	15.3	4,450	18.3	20.1
Total costs	(808)	3.9	2.7	(2,252)	2.1	3.7
Net operating income	930	30.2	28.9	2,198	41.3	43.4
Net loan-loss provisions	(71)	(38.3)	(39.3)	(262)	120.3	123.6
Other gains (losses) and provisions	(72)	40.0	38.7	(163)	24.6	26.5
Profit before tax	786	43.7	42.4	1,774	35.8	37.8
Tax on profit	(230)	62.5	61.1	(492)	41.2	43.3
Profit from continuing operations	557	37.2	35.9	1,282	33.8	35.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	557	37.2	35.9	1,282	33.8	35.8
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	557	37.2	35.9	1,282	33.8	35.8

Balance sheet
Loans and advances to customers	286,842	0.0	(0.7)	286,842	18.9	16.5
Cash, central banks and credit institutions	73,201	16.5	15.8	73,201	30.6	28.0
Debt instruments	13,457	2.3	1.6	13,457	8.2	6.1
Other financial assets	814	7.2	6.5	814	219.4	213.1
Other asset accounts	6,270	(11.0)	(11.6)	6,270	65.8	62.5
Total assets	380,585	2.7	2.0	380,585	21.3	18.9
Customer deposits	275,072	1.4	0.7	275,072	24.4	21.9
Central banks and credit institutions	23,416	16.1	15.3	23,416	13.3	11.0
Marketable debt securities	62,224	6.0	5.3	62,224	14.4	12.2
Other financial liabilities	4,137	20.1	19.3	4,137	58.2	55.1
Other liabilities accounts	1,792	(31.0)	(31.5)	1,792	8.4	6.2
Total liabilities	366,641	2.9	2.2	366,641	22.0	19.6
Total equity	13,943	(2.4)	(3.1)	13,943	5.1	3.0

Memorandum items:
Gross loans and advances to customers [2]	279,131	0.8	0.1	279,131	23.1	20.7
Customer funds	278,630	1.5	0.8	278,630	24.6	22.2
Customer deposits ³	270,470	1.5	0.8	270,470	25.2	22.7
Mutual funds	8,160	2.7	2.0	8,160	8.0	5.9

Ratios (%), branches and customers
RoTE	17.4	5.7		12.8	2.8
Efficiency ratio	46.5	(5.6)		50.6	(8.0)
NPL ratio	1.03	0.05		1.03	(0.06)
NPL coverage ratio	33	(2)		33	(1)
Number of branches	483	(0.2)		483	31.3
Number of total customers (thousands)	27,087	0.5		27,087	19.6
Number of active customers (thousands)	16,019	0.6		16,019	18.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - September 2026

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•Information by segment

Portugal
EUR million
		/ Q2'26		/ 9M'25
Underlying income statement	Q3'26%		9M'26%
Net interest income	335	0.6	1,008	(0.5)
Net fee income	127	(4.7)	393	4.0
Gains (losses) on financial transactions [1]	10	40.1	31	(48.5)
Other operating income	10	—	(12)	—
Total income	482	8.8	1,419	(3.5)
Total costs	(133)	0.5	(399)	(0.6)
Net operating income	349	12.3	1,021	(4.6)
Net loan-loss provisions	(10)	5.6	(32)	—
Other gains (losses) and provisions	(11)	14.5	(30)	—
Profit before tax	328	12.5	959	(10.5)
Tax on profit	(87)	23.1	(246)	(19.3)
Profit from continuing operations	241	9.1	713	(7.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	241	9.1	713	(7.0)
Non-controlling interests	0	866.0	(1)	(54.0)
Underlying attributable profit to the parent	241	9.0	712	(6.9)

Balance sheet
Loans and advances to customers	42,459	(0.4)	42,459	5.7
Cash, central banks and credit institutions	4,042	53.2	4,042	26.7
Debt instruments	16,342	0.1	16,342	7.3
Other financial assets	1,350	(1.6)	1,350	11.4
Other asset accounts	986	3.7	986	(1.7)
Total assets	65,178	1.9	65,178	7.2
Customer deposits	42,792	2.0	42,792	6.4
Central banks and credit institutions	9,673	14.7	9,673	14.1
Marketable debt securities	6,109	(8.9)	6,109	10.8
Other financial liabilities	306	7.2	306	1.5
Other liabilities accounts	3,224	(5.2)	3,224	1.5
Total liabilities	62,103	2.2	62,103	7.7
Total equity	3,075	(2.9)	3,075	(2.3)

Memorandum items:
Gross loans and advances to customers [2]	43,125	(0.4)	43,125	5.4
Customer funds	48,606	1.7	48,606	6.5
Customer deposits ³	42,792	2.0	42,792	6.4
Mutual funds	5,814	(0.6)	5,814	6.5

Ratios (%), branches and customers
RoTE	30.2	1.5	29.8	(0.7)
Efficiency ratio	27.5	(2.3)	28.1	0.8
NPL ratio	1.77	0.01	1.77	(0.21)
NPL coverage ratio	83	1	83	(2)
Number of branches	277	(1.4)	277	(25.7)
Number of total customers (thousands)	2,966	0.1	2,966	(0.1)
Number of active customers (thousands)	1,967	0.5	1,967	1.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2026	63

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•Information by segment

Openbank Europe
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	1,230	1.6	1.7	3,645	5.0	4.4
Net fee income	183	(6.2)	(6.2)	568	(0.5)	(0.5)
Gains (losses) on financial transactions [1]	2	—	—	(28)	(37.2)	(37.1)
Other operating income	139	21.8	21.4	358	7.8	8.2
Total income	1,554	3.5	3.6	4,543	4.9	4.5
Total costs	(650)	(2.1)	(2.0)	(2,020)	(6.9)	(7.1)
Net operating income	904	7.9	8.0	2,523	16.7	16.2
Net loan-loss provisions	(349)	0.8	0.8	(1,038)	12.1	11.9
Other gains (losses) and provisions	(81)	39.9	38.4	(394)	—	—
Profit before tax	474	9.4	9.7	1,090	(10.1)	(10.8)
Tax on profit	(129)	(12.9)	(12.6)	(344)	9.7	9.1
Profit from continuing operations	345	21.0	21.3	746	(17.0)	(17.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	345	21.0	21.3	746	(17.0)	(17.7)
Non-controlling interests	(81)	4.9	5.0	(230)	7.2	7.3
Underlying attributable profit to the parent	264	26.9	27.4	516	(24.6)	(25.4)

Balance sheet
Loans and advances to customers	143,248	0.6	0.2	143,248	3.8	3.0
Cash, central banks and credit institutions	13,743	(11.8)	(12.0)	13,743	(21.8)	(22.5)
Debt instruments	7,318	(1.2)	(1.3)	7,318	(11.6)	(11.8)
Other financial assets	81	10.1	9.9	81	(22.9)	(23.0)
Other asset accounts	12,626	(0.7)	(0.9)	12,626	6.3	5.5
Total assets	177,016	(0.7)	(1.0)	177,016	0.7	(0.1)
Customer deposits	79,526	(4.1)	(4.4)	79,526	(2.5)	(3.2)
Central banks and credit institutions	30,748	5.2	4.6	30,748	3.7	2.0
Marketable debt securities	45,038	1.2	1.0	45,038	5.7	5.4
Other financial liabilities	2,074	(16.0)	(16.0)	2,074	(4.9)	(5.1)
Other liabilities accounts	6,812	7.4	7.0	6,812	18.1	17.2
Total liabilities	164,199	(0.8)	(1.1)	164,199	1.5	0.7
Total equity	12,818	0.6	0.1	12,818	(8.9)	(9.9)

Memorandum items:
Gross loans and advances to customers [2]	146,631	0.6	0.3	146,631	3.9	3.0
Customer funds	85,368	(3.7)	(4.0)	85,368	(1.5)	(2.2)
Customer deposits ³	79,526	(4.1)	(4.4)	79,526	(2.5)	(3.2)
Mutual funds	5,841	2.1	2.1	5,841	14.6	14.6

Ratios (%), branches and customers
RoTE	10.5	2.6		6.3	(1.7)
Efficiency ratio	41.8	(2.4)		44.5	(5.6)
NPL ratio	2.72	0.15		2.72	0.02
NPL coverage ratio	85	(2)		85	3
Number of branches	242	(17.4)		242	(19.1)
Number of total customers (thousands)	20,457	1.0		20,457	4.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

64	January - September 2026

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•Information by segment

US
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	1,808	22.6	21.5	4,717	6.9	11.1
Net fee income	403	4.4	3.3	1,158	14.2	18.7
Gains (losses) on financial transactions [1]	116	(0.6)	(1.8)	380	34.1	39.4
Other operating income	39	(20.3)	(21.3)	117	(21.3)	(18.2)
Total income	2,367	16.8	15.6	6,371	8.8	13.1
Total costs	(1,018)	13.6	12.5	(2,851)	(1.3)	2.6
Net operating income	1,349	19.3	18.1	3,520	18.6	23.3
Net loan-loss provisions	(635)	48.8	47.6	(1,528)	(4.3)	(0.6)
Other gains (losses) and provisions	(36)	—	—	(41)	(5.1)	(1.3)
Profit before tax	678	(4.3)	(5.3)	1,952	46.9	52.7
Tax on profit	(153)	3.4	2.3	(438)	225.4	238.2
Profit from continuing operations	525	(6.3)	(7.3)	1,514	26.8	31.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	525	(6.3)	(7.3)	1,514	26.8	31.8
Non-controlling interests	0	(2.4)	(3.4)	0	—	—
Underlying attributable profit to the parent	525	(6.3)	(7.3)	1,514	26.8	31.8

Balance sheet
Loans and advances to customers	203,182	32.7	31.9	203,182	53.3	48.3
Cash, central banks and credit institutions	32,108	51.7	50.7	32,108	38.0	33.5
Debt instruments	45,343	30.9	30.1	45,343	16.7	12.9
Other financial assets	5,827	45.8	44.9	5,827	102.5	96.0
Other asset accounts	12,577	23.7	23.0	12,577	3.7	0.4
Total assets	299,036	34.1	33.2	299,036	42.6	38.0
Customer deposits	203,342	52.3	51.4	203,342	73.0	67.4
Central banks and credit institutions	34,859	(7.8)	(8.4)	34,859	(13.0)	(15.8)
Marketable debt securities	24,201	(6.0)	(6.6)	24,201	(11.7)	(14.5)
Other financial liabilities	11,436	53.2	52.2	11,436	65.9	60.5
Other liabilities accounts	3,680	18.8	18.0	3,680	22.6	18.6
Total liabilities	277,519	33.7	32.8	277,519	42.4	37.8
Total equity	21,518	39.2	38.3	21,518	45.7	41.0

Memorandum items:
Gross loans and advances to customers [2]	175,015	51.3	50.3	175,015	63.8	58.5
Customer funds	175,907	70.3	69.3	175,907	79.3	73.6
Customer deposits ³	157,926	83.3	82.2	157,926	90.6	84.4
Mutual funds	17,980	5.0	4.4	17,980	18.2	14.4

Ratios (%), branches and customers
RoTE	11.6	(3.2)		12.6	2.1
Efficiency ratio	43.0	(1.2)		44.7	(4.6)
NPL ratio	3.75	(0.68)		3.75	(0.92)
NPL coverage ratio	57	4		57	(1)
Number of branches	562	51.1		562	46.4
Number of total customers (thousands)	8,470	97.5		8,470	91.4
Number of active customers (thousands)	8,030	95.4		8,030	90.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2026	65

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•Information by segment

Mexico
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	1,287	(0.6)	(2.4)	3,789	12.6	4.4
Net fee income	432	6.5	4.7	1,236	19.9	11.1
Gains (losses) on financial transactions [1]	102	(5.2)	(6.9)	283	11.3	3.2
Other operating income	(11)	(78.5)	(79.9)	(87)	4.6	(3.1)
Total income	1,809	3.1	1.3	5,221	14.4	6.0
Total costs	(717)	1.3	(0.5)	(2,105)	7.0	(0.9)
Net operating income	1,092	4.2	2.4	3,116	20.0	11.2
Net loan-loss provisions	(382)	4.3	2.5	(1,106)	18.8	10.1
Other gains (losses) and provisions	(1)	(89.1)	(91.1)	(20)	—	—
Profit before tax	710	5.3	3.5	1,990	19.4	10.6
Tax on profit	(205)	3.2	1.4	(588)	29.6	20.1
Profit from continuing operations	505	6.2	4.4	1,403	15.6	7.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	505	6.2	4.4	1,403	15.6	7.1
Non-controlling interests	0	14.0	12.5	(1)	(77.5)	(79.2)
Underlying attributable profit to the parent	505	6.2	4.4	1,402	15.8	7.3

Balance sheet
Loans and advances to customers	51,906	0.7	3.2	51,906	16.4	10.6
Cash, central banks and credit institutions	15,245	(3.1)	(0.7)	15,245	6.5	1.2
Debt instruments	33,272	(0.7)	1.7	33,272	14.6	8.9
Other financial assets	4,940	3.3	5.9	4,940	10.5	5.0
Other asset accounts	5,538	(2.4)	0.0	5,538	7.1	1.8
Total assets	110,901	(0.3)	2.2	110,901	13.7	8.0
Customer deposits	59,568	(2.1)	0.3	59,568	17.2	11.3
Central banks and credit institutions	17,361	1.7	4.2	17,361	3.7	(1.5)
Marketable debt securities	9,334	(13.0)	(10.8)	9,334	(1.5)	(6.4)
Other financial liabilities	11,813	15.9	18.7	11,813	30.1	23.6
Other liabilities accounts	3,299	6.4	9.0	3,299	13.6	7.9
Total liabilities	101,374	(0.5)	1.9	101,374	13.8	8.2
Total equity	9,527	2.3	4.8	9,527	11.9	6.3

Memorandum items:
Gross loans and advances to customers [2]	53,491	0.7	3.1	53,491	16.3	10.5
Customer funds	72,525	(1.0)	1.4	72,525	12.3	6.7
Customer deposits ³	47,820	0.0	2.5	47,820	13.5	7.8
Mutual funds	24,704	(2.9)	(0.5)	24,704	9.9	4.5

Ratios (%), branches and customers
RoTE	22.1	0.6		21.2	0.0
Efficiency ratio	39.6	(0.7)		40.3	(2.8)
NPL ratio	2.90	(0.07)		2.90	(0.04)
NPL coverage ratio	100	0		100	0
Number of branches	1,237	(2.1)		1,237	(6.9)
Number of total customers (thousands)	24,122	2.5		24,122	9.0
Number of active customers (thousands)	13,298	3.2		13,298	14.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

66	January - September 2026

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•Information by segment

Brazil
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	2,462	(5.7)	(5.2)	7,530	6.8	1.0
Net fee income	809	(1.2)	(0.5)	2,425	3.2	(2.4)
Gains (losses) on financial transactions [1]	(89)	(3.2)	(4.1)	(193)	308.0	286.0
Other operating income	8	—	—	25	(54.2)	(56.6)
Total income	3,191	(4.4)	(3.8)	9,786	4.0	(1.6)
Total costs	(1,252)	(9.6)	(9.2)	(3,921)	6.8	1.1
Net operating income	1,939	(0.7)	0.0	5,864	2.3	(3.3)
Net loan-loss provisions	(1,271)	0.3	0.9	(3,707)	11.5	5.5
Other gains (losses) and provisions	(38)	31.8	30.9	(71)	867.9	815.6
Profit before tax	630	(4.1)	(3.1)	2,087	(13.1)	(17.8)
Tax on profit	(75)	50.1	61.9	(326)	(50.1)	(52.8)
Profit from continuing operations	555	(8.6)	(8.0)	1,761	0.7	(4.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	555	(8.6)	(8.0)	1,761	0.7	(4.8)
Non-controlling interests	(51)	(8.9)	(8.3)	(165)	2.9	(2.7)
Underlying attributable profit to the parent	504	(8.6)	(8.0)	1,596	0.4	(5.0)

Balance sheet
Loans and advances to customers	93,545	(0.6)	(1.3)	93,545	6.0	(0.3)
Cash, central banks and credit institutions	67,791	13.3	12.5	67,791	25.4	17.9
Debt instruments	54,595	0.1	(0.5)	54,595	14.8	7.9
Other financial assets	7,477	(4.2)	(4.8)	7,477	(36.8)	(40.6)
Other asset accounts	17,117	2.5	1.8	17,117	17.4	10.3
Total assets	240,525	3.2	2.5	240,525	11.2	4.5
Customer deposits	110,691	2.4	1.7	110,691	15.4	8.5
Central banks and credit institutions	37,392	4.8	4.1	37,392	11.0	4.3
Marketable debt securities	32,713	2.3	1.6	32,713	14.9	8.0
Other financial liabilities	35,269	5.5	4.8	35,269	(0.9)	(6.8)
Other liabilities accounts	6,719	4.2	3.6	6,719	6.9	0.4
Total liabilities	222,785	3.3	2.6	222,785	11.4	4.7
Total equity	17,740	2.1	1.4	17,740	8.7	2.1

Memorandum items:
Gross loans and advances to customers [2]	99,955	0.0	(0.7)	99,955	6.8	0.4
Customer funds	157,566	3.5	2.8	157,566	14.5	7.7
Customer deposits ³	95,346	3.0	2.3	95,346	14.9	8.0
Mutual funds	62,219	4.4	3.7	62,219	14.0	7.1

Ratios (%), branches and customers
RoTE	12.8	(1.5)		13.9	(1.2)
Efficiency ratio	39.2	(2.3)		40.1	1.0
NPL ratio	8.02	0.13		8.02	1.48
NPL coverage ratio	71	(1)		71	(12)
Number of branches	1,474	(2.7)		1,474	(14.5)
Number of total customers (thousands)	77,133	1.2		77,133	6.0
Number of active customers (thousands)	34,570	0.6		34,570	2.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2026	67

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•Information by segment

Chile
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	487	(19.9)	(17.5)	1,579	9.8	8.1
Net fee income	128	(12.0)	(9.4)	434	0.7	(0.8)
Gains (losses) on financial transactions [1]	59	2.2	5.1	199	8.0	6.4
Other operating income	0	(83.9)	(83.4)	(1)	(93.8)	(93.9)
Total income	674	(16.8)	(14.3)	2,212	8.4	6.8
Total costs	(230)	(2.4)	0.2	(688)	(1.7)	(3.2)
Net operating income	444	(22.6)	(20.2)	1,524	13.6	11.9
Net loan-loss provisions	(137)	(6.5)	(3.9)	(421)	1.2	(0.3)
Other gains (losses) and provisions	(5)	(17.7)	(14.8)	(21)	15.5	13.7
Profit before tax	301	(28.4)	(26.0)	1,082	19.3	17.5
Tax on profit	(50)	(6.0)	(3.3)	(165)	16.8	15.0
Profit from continuing operations	251	(31.6)	(29.2)	917	19.8	18.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	251	(31.6)	(29.2)	917	19.8	18.0
Non-controlling interests	(73)	(32.5)	(30.1)	(269)	16.1	14.4
Underlying attributable profit to the parent	178	(31.2)	(28.9)	648	21.4	19.5

Balance sheet
Loans and advances to customers	41,881	1.8	6.9	41,881	11.9	9.8
Cash, central banks and credit institutions	8,109	25.2	31.5	8,109	48.9	46.1
Debt instruments	12,763	21.5	27.5	12,763	49.6	46.7
Other financial assets	14,707	34.6	41.4	14,707	35.9	33.4
Other asset accounts	2,568	12.2	17.8	2,568	27.0	24.6
Total assets	80,028	12.2	17.8	80,028	24.6	22.2
Customer deposits	31,873	1.2	6.3	31,873	20.6	18.3
Central banks and credit institutions	12,881	23.8	30.0	12,881	36.1	33.6
Marketable debt securities	8,730	(6.9)	(2.2)	8,730	(5.9)	(7.7)
Other financial liabilities	14,932	23.3	29.5	14,932	24.6	22.3
Other liabilities accounts	5,614	165.8	179.1	5,614	175.6	170.4
Total liabilities	74,031	13.0	18.7	74,031	25.0	22.7
Total equity	5,997	2.2	7.4	5,997	19.1	16.9

Memorandum items:
Gross loans and advances to customers [2]	43,000	1.5	6.6	43,000	11.9	9.8
Customer funds	45,443	1.4	6.4	45,443	18.9	16.7
Customer deposits ³	31,153	2.7	7.8	31,153	22.0	19.7
Mutual funds	14,290	(1.4)	3.5	14,290	12.6	10.5

Ratios (%), branches and customers
RoTE	16.9	(8.0)		20.3	0.9
Efficiency ratio	34.2	5.0		31.1	(3.2)
NPL ratio	5.48	(0.30)		5.48	(0.06)
NPL coverage ratio	48	0		48	(1)
Number of branches	218	(2.2)		218	(5.6)
Number of total customers (thousands)	4,924	2.0		4,924	7.5
Number of active customers (thousands)	2,728	1.3		2,728	1.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

68	January - September 2026

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•Information by segment

Argentina
EUR million
		/ Q2'26		/ 9M'25
Underlying income statement	Q3'26%		9M'26%
Net interest income	529	(5.9)	1,691	34.5
Net fee income	251	8.0	702	20.9
Gains (losses) on financial transactions [1]	59	(15.5)	176	(0.6)
Other operating income	(146)	(6.3)	(521)	44.6
Total income	692	(2.2)	2,047	23.8
Total costs	(269)	5.7	(787)	7.1
Net operating income	423	(6.7)	1,260	37.1
Net loan-loss provisions	(217)	(18.1)	(809)	112.1
Other gains (losses) and provisions	(3)	(61.0)	(27)	(12.3)
Profit before tax	203	12.5	424	(16.4)
Tax on profit	(56)	45.9	(83)	(47.8)
Profit from continuing operations	147	3.5	342	(2.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	147	3.5	342	(2.1)
Non-controlling interests	0	(7.2)	0	(15.8)
Underlying attributable profit to the parent	147	3.5	341	(2.1)

Balance sheet
Loans and advances to customers	10,093	12.0	10,093	12.8
Cash, central banks and credit institutions	3,484	(7.1)	3,484	(1.1)
Debt instruments	4,464	4.2	4,464	86.9
Other financial assets	65	19.2	65	(9.1)
Other asset accounts	1,203	(9.4)	1,203	21.9
Total assets	19,309	4.8	19,309	21.3
Customer deposits	12,011	0.0	12,011	17.9
Central banks and credit institutions	1,916	94.9	1,916	45.6
Marketable debt securities	310	(1.8)	310	10.9
Other financial liabilities	1,487	(7.3)	1,487	21.1
Other liabilities accounts	358	(29.0)	358	(23.0)
Total liabilities	16,082	4.3	16,082	19.3
Total equity	3,227	7.1	3,227	32.5

Memorandum items:
Gross loans and advances to customers [2]	10,919	10.3	10,919	15.9
Customer funds	20,501	(0.1)	20,501	26.5
Customer deposits ³	12,011	—	12,011	17.9
Mutual funds	8,490	(0.2)	8,490	41.2

Ratios (%), branches and customers
RoTE	19.8	(0.6)	16.1	(5.4)
Efficiency ratio	38.9	2.9	38.5	(6.0)
NPL ratio	8.55	(1.38)	8.55	3.60
NPL coverage ratio	90	1	90	(19)
Number of branches	353	(3.6)	353	(10.9)
Number of total customers (thousands)	5,727	2.6	5,727	5.9
Number of active customers (thousands)	3,787	1.8	3,787	0.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Rest of the Group
EUR million
		/	Q2'26		/	9M'25
Underlying income statement	Q3'26%		% excl. FX	9M'26%		% excl. FX
Net interest income	343	(0.3)	(2.4)	1,025	31.4	30.1
Net fee income	262	10.4	8.2	738	12.2	11.9
Gains (losses) on financial transactions [1]	89	0.3	(5.9)	279	24.9	21.2
Other operating income	3	(91.9)	(91.0)	45	22.4	24.9
Total income	696	(0.8)	(3.3)	2,087	22.9	21.8
Total costs	(447)	(12.1)	(13.5)	(1,363)	7.4	7.1
Net operating income	250	28.8	23.2	724	68.9	64.2
Net loan-loss provisions	(88)	15.1	12.8	(242)	37.2	32.7
Other gains (losses) and provisions	(6)	—	—	(9)	(67.1)	(66.6)
Profit before tax	156	31.6	24.3	472	111.5	105.2
Tax on profit	(47)	67.7	58.1	(124)	115.3	104.8
Profit from continuing operations	109	20.4	13.9	348	110.1	105.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	109	20.4	13.9	348	110.1	105.3
Non-controlling interests	(3)	(64.1)	(52.4)	(13)	—	—
Underlying attributable profit to the parent	106	29.3	20.0	335	101.1	96.6

Balance sheet
Loans and advances to customers	28,179	6.2	5.1	28,179	16.4	10.4
Cash, central banks and credit institutions	15,700	37.7	36.8	15,700	65.6	59.6
Debt instruments	12,653	(11.7)	(12.1)	12,653	140.2	131.1
Other financial assets	3,096	(1.4)	(2.5)	3,096	33.5	25.2
Other asset accounts	3,416	(5.9)	(6.1)	3,416	21.4	19.6
Total assets	63,044	6.8	6.0	63,044	43.0	36.6
Customer deposits	29,784	0.9	0.2	29,784	15.7	11.0
Central banks and credit institutions	15,665	12.3	11.3	15,665	116.7	99.2
Marketable debt securities	7,594	37.3	37.1	7,594	126.4	124.5
Other financial liabilities	3,704	3.6	2.1	3,704	61.5	54.2
Other liabilities accounts	1,483	(11.9)	(12.2)	1,483	21.7	18.3
Total liabilities	58,229	7.4	6.5	58,229	46.1	39.5
Total equity	4,815	0.2	(0.5)	4,815	13.4	8.8

Memorandum items:
Gross loans and advances to customers [2]	28,670	6.0	4.9	28,670	16.3	10.3
Customer funds	53,928	2.2	1.7	53,928	25.6	22.0
Customer deposits ³	29,553	0.9	0.2	29,553	15.3	10.7
Mutual funds	24,375	3.9	3.7	24,375	40.7	39.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using our financial information but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations used by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the 'Financial information by segment' section, covering the primary and secondary segments, results are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.
As a result of the announcement of the Poland disposal on 5 May 2025 and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to 2025. Consequently, the results affected by the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations. In Q1 2026, this line 'profit/(loss) after tax from discontinued operations' recorded the capital gain from the completion of the Poland disposal.
The Group's underlying income statement records the results related to the business subject to the Poland disposal for all periods in 2025 and the capital gain from the completion of the Poland disposal in Q1 2026 in a single line item, 'non-recurring items'. The impacts recorded in this line are therefore excluded from the Group's underlying profit, thereby enabling a consistent comparison.
From Q2 2026, there no additional impacts from the Poland disposal.
Following the completion of the TSB acquisition, TSB's results have been included line by line in both the statutory and underlying income statements from 1 May 2026. Likewise, Webster's results have been included line by line in both the statutory and underlying income statements from 20 August 2026.
However, in the underlying income statement, some charges for intangible asset impairments and integration costs associated with the M&A transactions were recorded under ‘non-recurring items’, as they are charges associated with M&A activity and, therefore, are excluded from the Group’s underlying attributable profit.

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Reconciliation of underlying results to statutory results
EUR million
	January-September 2026
	Statutory results	Adjustments	Underlying results
Net interest income	34,545	69	34,614
Net fee income	10,349	—	10,349
Gains (losses) on financial transactions [1]	1,079	—	1,079
Other operating income	740	25	765
Total income	46,713	94	46,807
Total costs	(18,972)	(953)	(19,925)
Net operating income	27,741	(859)	26,882
Net loan-loss provisions	(10,060)	—	(10,060)
Other gains (losses) and provisions	(2,892)	1,841	(1,051)
Profit before tax	14,789	982	15,771
Tax on profit	(3,634)	(282)	(3,916)
Profit from continuing operations	11,155	700	11,855
Net profit from discontinued operations	1,895	(1,895)	—
Consolidated profit	13,050	(1,195)	11,855
Non-controlling interests	(645)	(34)	(679)
Profit attributable to the parent	12,405	(1,229)	11,176
1. Includes exchange differences.

Explanation of adjustments corresponding to 9M 2026 results.
Regarding the reclassification of items within the underlying income statement:
•In all quarters, certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 1,006 million.
•In Q2 2026, an additional provision totalling EUR 39 million, net of tax and non-controlling interests, was recorded for potential complaints related to motor finance dealer commissions in the UK associated with our joint ventures. In the underlying income statement, this provision has been reclassified from a line item that is aggregated within ‘other operating income’, from 'tax on profit' and from 'non-controlling interests' to 'other gains (losses) and provisions', thereby recording the full amount in aggregate in a single line item.
•In Q3 2026, we recorded:
•A EUR 69 million charge in Openbank Europe related to the Court of Justice of the European Union (CJEU) ruling regarding charging interest on costs associated with consumer credit. We reclassified this charge from 'net interest income' to 'other gains (losses) and provisions'.
•EUR 53 million of amortizations related to customer deposit intangibles arising from the Webster and TSB acquisitions, included within ‘total costs’. However, in the underlying income statement, this amortization was recorded under 'other gains (losses) and provisions'.
Additionally, in the underlying income statement, the following items, totalling EUR 1,229 million, included in the statutory income statement have been excluded from underlying profit:
•The capital gain resulting from the completion of the Poland disposal in Q1 2026 totalling EUR 1,895 million recorded in the statutory income statement in the 'profit/(loss) after tax from discontinued operations' line item.
•Some charges for intangible asset impairments and integration costs associated with the M&A transactions totalling EUR 666 million (net of tax and non-controlling interests) recorded in the statutory income statement in the 'provisions or reversal of provisions' and 'impairment on other assets (net)' line items, aggregated in 'other gains (losses) and provisions'.

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Reconciliation of underlying results to statutory results
EUR million
	January-September 2025
	Statutory results	Adjustments	Underlying results
Net interest income	31,559	40	31,599
Net fee income	9,501	(39)	9,462
Gains (losses) on financial transactions [1]	1,653	(6)	1,647
Other operating income	535	—	535
Total income	43,248	(5)	43,243
Total costs	(18,430)	(1,193)	(19,623)
Net operating income	24,818	(1,198)	23,620
Net loan-loss provisions	(9,377)	469	(8,908)
Other gains (losses) and provisions	(1,680)	978	(702)
Profit before tax	13,761	249	14,010
Tax on profit	(3,560)	(215)	(3,775)
Profit from continuing operations	10,201	34	10,235
Net profit from discontinued operations	1,152	(1,152)	—
Consolidated profit	11,353	(1,118)	10,235
Non-controlling interests	(1,016)	405	(611)
Profit attributable to the parent	10,337	(713)	9,624
1. Includes exchange differences.
Explanation of adjustments corresponding to 9M 2025 results.
Regarding the reclassification of items within the underlying income statement:
•In all quarters, certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 1,210 million.
Additionally, in the underlying income statement, the following items, totalling EUR 713 million, included in the statutory income statement have been excluded from underlying profit:
•The results associated with the business subject to the Poland disposal across all periods are reported in the 'profit/(loss) after tax from discontinued operations' line item.
•In Q2 2025, two events of the same value but opposite signs:
•A capital gain, that falls outside the ordinary course of our business, of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
•A one-off charge of EUR 467 million (EUR 231 million, net of tax and minority interests), which strengthened the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.

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Ratios

All underlying profitability, efficiency, credit quality and other metrics included in this 'Alternative performance measures' section have been calculated in all the periods in 2025 excluding business affected by the Poland disposal, in line with the underlying income statement, unless indicated otherwise.

Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets, while the efficiency ratio measures the amount of costs needed to generate revenue. The results related to activity in Poland affected by the Poland disposal are recorded in the 'non-recurring items' line within the underlying income statement. Profitability ratios are therefore also presented on an underlying basis.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank excluding results from operations outside the ordinary course of business.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent minus AT1 costs (annualized) [2]	This indicator is used to assess the profitability of a company as a percentage of its tangible equity, deducting AT1 issuance costs from the numerator. It is measured as the return that shareholders receive as a percentage of the funds invested in the bank less intangible assets.
(Return on Tangible Equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying profit attributable to the parent minus AT1 costs (annualized) [2]	As with RoTE, this indicator is used to assess the profitability of the tangible equity of a company, deducting AT1 issuance costs from the numerator, but excluding results from operations outside the ordinary course of business.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
Underlying RoA	Underlying consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets excluding results from operations outside the ordinary course of business. It is an indicator that reflects the efficiency of the bank’s total assets in generating underlying profit over a given period.
Average total assets
RoRWA	Consolidated profit (annualized)	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk-weighted assets.
(Return on Risk-Weighted Assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit (annualized)	This relates the underlying consolidated profit (excluding results from operations outside the ordinary course of business) to the Group’s risk-weighted assets.
Average risk-weighted assets
Efficiency	Total costs [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank’s total income.
(Cost-to-income)	Total income
1.Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2.Excluding the adjustment to the valuation of goodwill, since they are not considered in the denominator, we believe this calculation is more correct.
3.Total costs = Administrative expenses + Amortizations + Other operating costs.

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Profitability and efficiency 1 2 3 (EUR million and %)	Q3'26	Q2'26	9M'26	9M'25

RoE	13.5%	13.7%	14.8%	13.6%
Profit attributable to the parent (annualized)	14,971	14,826	16,130	13,783
Average stockholders' equity (excluding minority interests)	111,229	108,548	108,975	101,001

Underlying RoE	13.8%	13.9%	13.7%	12.7%
Profit attributable to the parent (annualized)	14,971	14,826	16,130	13,783
(-) Non-recurring items	(416)	(250)	1,229	951
Underlying profit attributable to the parent (annualized)	15,387	15,076	14,901	12,832
Average stockholders' equity (excluding minority interests)	111,229	108,548	108,975	101,001

RoTE	16.3%	15.8%	17.4%	16.1%
Profit attributable to the parent (annualized)	14,971	14,826	16,130	13,783
(-) AT1 costs (annualized)	685	620	653	609
(-) Goodwill impairment	—	—	—	(4)
Profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment)	14,286	14,206	15,477	13,178
Average stockholders' equity (excluding minority interests)	111,229	108,548	108,975	101,001
(-) Average intangible assets	23,724	18,375	19,859	18,896
Average stockholders' equity (excl. minority interests) - intangible assets	87,505	90,173	89,116	82,105

Underlying RoTE	16.8%	16.0%	16.0%	14.9%
Profit attributable to the parent (annualized)	14,971	14,826	16,130	13,783
(-) AT1 costs (annualized)	685	620	653	609
(-) Goodwill impairment	—	—	—	(4)
(-) Non-recurring items	(416)	(250)	1,229	951
Underlying profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment)	14,702	14,456	14,248	12,227
Average stockholders' equity (excluding minority interests)	111,229	108,548	108,975	101,001
(-) Average intangible assets	23,724	18,375	19,859	18,896
Average stockholders' equity (excl. minority interests) - intangible assets	87,505	90,173	89,116	82,105

RoA	0.77%	0.82%	0.88%	0.83%
Consolidated profit (annualized)	15,804	15,798	17,001	15,146
Average total assets	2,040,997	1,923,462	1,937,275	1,834,698

Underlying RoA	0.79%	0.84%	0.82%	0.77%
Consolidated profit (annualized)	15,804	15,798	17,001	15,146
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	(421)	(279)	1,195	1,500
Underlying consolidated profit (annualized)	16,225	16,077	15,806	13,647
Average total assets ⁴	2,040,997	1,923,462	1,937,275	1,763,950

RoRWA	2.43%	2.56%	2.72%	2.39%
Consolidated profit (annualized)	15,804	15,798	17,001	15,146
Average risk-weighted assets ⁵	650,650	617,486	625,094	634,201

Underlying RoRWA	2.49%	2.60%	2.53%	2.25%
Consolidated profit (annualized)	15,804	15,798	17,001	15,146
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	(421)	(279)	1,195	1,500
Underlying consolidated profit (annualized)	16,225	16,077	15,806	13,647
Average risk-weighted assets ⁴ ⁵	650,650	617,486	625,094	605,972

Efficiency ratio	42.1%	42.8%	42.6%	45.4%
Operating expenses	6,437	6,405	18,972	18,430
Adjustments to operating expenses in the underlying income statement	277	322	953	1,193
Underlying total costs	6,714	6,727	19,925	19,623
Total income	15,891	15,682	46,713	43,248
Adjustments to total income in the underlying income statement	69	25	94	(5)
Underlying total income	15,960	15,707	46,807	43,243
1.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
2.For periods less than one year, and if there are results outside the ordinary course of our business, the profit used to calculate RoE and RoTE is the annualized underlying profit, to which said results are added without annualizing. However, in 2025 figures, results relating to the Poland disposal have been annualized.

3.For periods less than one year, and if there are results outside the ordinary course of our business, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing. However, in 2025 figures, results relating to the Poland disposal have been annualized.

4.2025 figures exclude balances related to the Poland disposal.
5.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Ratio	Formula	Relevance of the metric
Global business and country underlying RoTE	Underlying profit attributable to the parent minus AT1 costs[1] (annualized, excluding goodwill impairment)
This indicator is used to assess the profitability of the tangible equity of a company arising from underlying activities, i.e. excluding results from operations outside the ordinary course of business, deducting AT1 issuance costs from the numerator.

Average stockholders' equity (excl. minority interests) - intangible assets[2]
1.For both global businesses and countries, AT1 costs are allocated according to RWA consumption.
2.For global businesses, tangible equity is allocated according to RWA consumption.

Underlying RoTE (EUR million and %)
	9M'26			9M'25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	17.7	8,279	46,787	16.7	7,215	43,090
Openbank	9.0	1,706	18,884	10.3	1,921	18,612
Corporate & Investment Banking	19.2	3,130	16,306	18.4	2,670	14,474
Wealth Management & Insurance	58.2	2,177	3,740	58.8	1,814	3,086

Spain	25.6	4,791	18,686	20.5	4,175	20,362
UK	12.8	1,640	12,779	10.1	1,219	12,105
Portugal	29.8	933	3,129	30.5	1,004	3,290
Openbank Europe	6.3	594	9,414	8.0	828	10,294
US	12.6	1,916	15,259	10.5	1,507	14,410
Mexico	21.2	1,833	8,645	21.2	1,584	7,489
Brazil	13.9	2,023	14,523	15.1	2,026	13,421
Chile	20.3	834	4,114	19.3	686	3,544
Argentina	16.1	439	2,733	21.4	450	2,101
Numerator: underlying profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment).
Denominator: average stockholders' equity (excluding minority interests) - intangible assets.
Payment Solutions' underlying RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

Efficiency ratio (EUR million and %)
	9M'26			9M'25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	39.9	10,497	26,277	42.9	10,361	24,179
Openbank	40.4	4,066	10,062	43.5	4,208	9,667
Corporate & Investment Banking	42.6	2,956	6,936	46.4	2,796	6,027
Wealth Management & Insurance	34.6	1,107	3,198	36.7	1,063	2,895

Spain	34.1	3,242	9,512	37.1	3,333	8,982
UK	50.6	2,252	4,450	58.6	2,205	3,760
Portugal	28.1	399	1,419	27.3	401	1,471
Openbank Europe	44.5	2,020	4,543	50.1	2,169	4,330
US	44.7	2,851	6,371	49.3	2,888	5,856
Mexico	40.3	2,105	5,221	43.1	1,968	4,566
Brazil	40.1	3,921	9,786	39.0	3,670	9,405
Chile	31.1	688	2,212	34.3	699	2,040
Argentina	38.5	787	2,047	44.4	735	1,654
Numerator: underlying total costs.
Denominator: underlying total income.

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•Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions. These metrics have been enhanced to include corporate exposures originated through private fixed income products. Additionally, they exclude the balances affected by the Poland disposal from all periods presented.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of credit risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities and debt securities issued by non-financial institutions.
Total risk [1]

NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan and debt securities issued by non-financial institutions portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months
1. Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances + debt securities issued by non-financial institutions.

Credit risk (EUR million and %)
	Sep-26	Jun-26	Sep-25
NPL ratio	2.90%	2.93%	2.91%
Credit impaired balances	39,084	37,560	33,326
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3, excluding POCI (Purchased or Originated Credit Impaired)	35,206	34,118	30,986
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired or acquired in business combinations	849	603	36
Customer guarantees and undrawn balances classified in stage 3	1,323	1,314	1,468
Doubtful exposure of portfolios at fair value through profit or loss	38	30	20
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3	1,668	1,495	816
Total risk	1,349,057	1,280,755	1,145,693
Impaired and non-impaired gross loans and advances to customers	1,230,484	1,171,965	1,048,398
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	95,527	86,545	76,934
Impaired and non-impaired gross debt securities issued by non-financial institutions	23,046	22,245	20,361

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	Sep-26	Jun-26	Sep-25
NPL coverage ratio	64%	64%	67%
Total allowances to cover impairment losses	25,124	24,207	22,302
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through other comprehensive income	23,597	22,803	21,190
Total allowances to cover impairment losses on customer guarantees and undrawn balances	784	748	653
Total allowances to cover impairment losses on debt securities issued by non-financial institutions measured at amortized cost and designated at fair value through other comprehensive income	743	656	459
Credit impaired balances	39,084	37,560	33,326
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3, excluding POCI (Purchased or Originated Credit Impaired)	35,206	34,118	30,986
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired or acquired in business combinations	849	603	36
Customer guarantees and undrawn balances classified in stage 3	1,323	1,314	1,468
Doubtful exposure of portfolios at fair value through profit or loss	38	30	20
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3	1,668	1,495	816

Cost of risk	1.16%	1.15%	1.13%
Underlying allowances for loan-loss provisions over the last 12 months	13,280	12,642	11,910
Allowances for loan-loss provisions over the last 12 months	13,279	12,643	12,380
Adjustments to loan-loss provisions for items outside ordinary course of business	1	(1)	(470)
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months	1,141,327	1,099,168	1,058,672

NPL ratio (EUR million and %)
	Sep-26			Sep-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	2.92	21,815	747,481	3.08	19,560	636,041
Openbank	5.59	12,950	231,683	5.29	11,232	212,493
Corporate & Investment Banking	1.11	3,673	331,952	0.74	1,921	260,461
Wealth Management & Insurance	1.05	319	30,518	0.91	241	26,421

Spain	1.84	6,352	344,613	2.06	6,299	305,080
UK	1.03	2,969	288,792	1.09	2,638	242,934
Portugal	1.77	863	48,631	1.99	924	46,489
Openbank Europe	2.72	3,998	146,955	2.70	3,843	142,511
US	3.75	8,428	224,891	4.67	6,842	146,420
Mexico	2.90	1,678	57,828	2.95	1,476	50,086
Brazil	8.02	10,390	129,514	6.54	7,772	118,803
Chile	5.48	2,553	46,555	5.54	2,282	41,160
Argentina	8.55	961	11,238	4.95	478	9,657
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: total risk.
Payment Solutions' NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

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NPL coverage ratio (EUR million and %)
	Sep-26			Sep-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	66	14,505	21,815	67	13,028	19,560
Openbank	69	8,998	12,950	73	8,147	11,232
Corporate & Investment Banking	37	1,354	3,673	45	865	1,921
Wealth Management & Insurance	64	204	319	68	165	241

Spain	55	3,486	6,352	54	3,408	6,299
UK	33	983	2,969	34	903	2,638
Portugal	83	713	863	85	783	924
Openbank Europe	85	3,415	3,998	82	3,164	3,843
US	57	4,822	8,428	58	3,957	6,842
Mexico	100	1,681	1,678	101	1,485	1,476
Brazil	71	7,365	10,390	83	6,418	7,772
Chile	48	1,222	2,553	49	1,125	2,282
Argentina	90	861	961	109	522	478
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Payment Solutions' coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

Cost of risk (EUR million and %)
	Sep-26			Sep-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	1.20	7,887	654,740	1.14	7,104	622,764
Openbank	2.10	4,576	217,592	2.06	4,392	212,804
Corporate & Investment Banking	0.32	759	233,732	0.09	171	190,425
Wealth Management & Insurance	0.11	30	26,923	0.11	27	25,001

Spain	0.43	1,218	284,311	0.45	1,162	259,307
UK	0.12	320	263,239	0.03	85	246,340
Portugal	0.06	26	45,657	0.00	0	42,957
Openbank Europe	1.03	1,474	143,729	0.91	1,272	139,887
US	1.39	2,175	155,972	1.63	2,283	139,659
Mexico	2.73	1,414	51,706	2.62	1,194	45,520
Brazil	4.25	4,791	112,742	4.17	4,402	105,484
Chile	1.28	536	41,944	1.32	534	40,473
Argentina	10.80	1,002	9,275	6.24	537	8,600
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers + debt securities issued by non-financial institutions over the last 12 months.
Payment Solutions' cost of risk is not provided as we do not consider it a relevant metric for this type of business.

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Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
(Tangible net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees ceded by Santander Insurance & Asset Management Solutions to the branch network, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to the Group’s profit.

Payments' EBITDA margin	EBITDA [2]	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a financial metric whose purpose is to measure the operating performance of the business before interest, taxes and amortization, in relation to total revenue. It is used to assess the business’s operating profitability and its capacity to generate results from its core activities, isolating the impact of financial, tax and accounting factors.
Total income
1.Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.
2.EBITDA = net operating income - amortizations - impairment of other assets + net loan-loss provisions.

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Others (EUR million and %)
	Sep-26	Jun-26		Sep-25
TNAV (tangible book value) per share	5.92	6.32		5.56
Tangible book value	85,377	90,574		82,422
Number of shares excl. treasury stock (million)	14,429	14,321		14,818

Price / Tangible book value per share (X)	2.08	1.91		1.60
Share price (euros)	12.328	12.084		8.874
TNAV (tangible book value) per share	5.92	6.32		5.56

Loan-to-deposit ratio	99%	101%		100%
Net loans and advances to customers	1,206,887	1,149,162		1,027,209
Customer deposits	1,222,263	1,133,762		1,026,130

	Q3'26	Q2'26	9M'26	9M'25
PAT + fees (in Wealth) (Constant EUR million)	1,018	1,024	2,968	2,603
Profit after tax	577	604	1,690	1,427
Net fee income net of tax	440	420	1,278	1,176

Payments' EBITDA margin	36.8	31.7	34.0	31.6
EBITDA	149	123	400	314
Net operating income	62	51	175	138
(-) Amortizations	(72)	(75)	(222)	(195)
(-) Impairment of other assets	(20)	(3)	(27)	—
Net loan-loss provisions	(4)	(6)	(24)	(19)
Total income	404	387	1,175	994
1.For TNAVs corresponding to periods in 2025, we have taken into account intangible assets related to the Poland disposal, even though they were recorded in ‘non-current assets held for sale’ from Q2 2025, in accordance with IFRS 5 requirements.
2.For 2026 data, the definition of EBITDA margin has been aligned with the new Group reporting, without changing prior periods. Therefore, the net operating income used for periods in 2025 does not include the ‘other operating costs’ line item.

Sustainability indicators

Metric	Definition	Sep-26
Green finance raised and facilitated accumulated from 2019-2026 (EUR billion)	Nominal amount of project finance, financial advisory, project bonds, green bonds (DCM), export finance (ECA), mergers and acquisitions (M&A), and equity capital markets (ECM) transactions ranked by the SCFS panel and reported in the League Tables of Dealogic, Inframation News, TXF and Mergermarket since 2019.	195.1
Socially responsible investment assets under management (SRI AuMs) as a percentage of total assets under management in Wealth Management & Insurance	Value corresponding to total volume of assets under management registered as article 8 - promoting ESG characteristics - and 9 - with explicit sustainability objectives - of the Sustainable Finance Disclosure Regulation (SFDR, EU Reg. 2019/2088) except for illiquid investments in Private Banking which are reported in terms of committed capital. It includes: i) assets managed or advised by Asset Management and other Group asset managers in the EU and, using equivalent criteria, in countries where SFDR does not apply; and ii) third party funds and assets advised deemed sustainable investments according to SFDR (Article 2.17) or using internal criteria as per SFICS (Sustainable Finance & Investment Classification System) divided by total assets under management in Wealth Management & Insurance.	24%
Note: targets were set before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy.

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Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the changes in the income statement as well as the changes excluding the exchange rate effect ('excluding FX' or 'constant euros'), as it considers the latter facilitates analysis, since it enables business movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 9M 2026 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
We present, at both the Group level as well as the business unit level, the changes in euros as well as the changes excluding the exchange rate effect ('excluding FX' or 'constant euros') for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise customer deposits and mutual funds) excluding repos. Additionally, we present changes in the main balance sheet lines of the Group's countries both in euros as well as the changes excluding the exchange rate effect. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting the balances into our presentation currency, the euro, applying the closing exchange rate on the last working day of September 2026 to all periods contemplated in the analysis. We use this method to calculate the variations for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
In Q1 2025, due to the significant divergence between the official exchange rate and other macroeconomic magnitudes in Argentina, mainly inflation, we applied an alternative exchange rate for the Argentine peso taking the dollar contado con liquidación rate (CCL) as a reference, which is the exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).
From Q2 2025, we once again apply the official exchange rate given that the value of the dollar CCL exchange rate did not significantly differ from other market rates or the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency for individuals in Argentina.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M'26	9M'25	Sep-26	Jun-26	Sep-25
US dollar	1.161	1.117	1.136	1.143	1.173
Pound sterling	0.863	0.851	0.855	0.861	0.873
Brazilian real	5.972	6.313	5.876	5.915	6.252
Mexican peso	20.193	21.787	20.452	19.962	21.523
Chilean peso	1,052.319	1,068.408	1,105.912	1,053.147	1,127.108
Argentine peso[1]			1,731.600	1,692.910	1,609.836
1. Average exchange rates for the Argentine peso are not included since we use the exchange rate on the last working day of each period presented given it is a hyperinflationary economy. We apply the official ARS exchange rate except for Q1 2025 when we applied an alternative exchange rate for the Argentine peso that better reflected the evolution of inflation.

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Impact of inflation rate on the variations of total costs
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in total costs in euros; ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above in 'Local currency measures'; and iii) the changes excluding the exchange rate effect and significant M&A impacts (i.e. in 9M 2026, it excludes TSB and Webster) minus the effect of average inflation over the last twelve months (i.e. in 'real terms'), except for Argentina as Argentina's cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last 12 months for each country and, for the global businesses, as the weighted average the inflation rate of each country comprising the global business, weighted by each country's total costs. For the Group and the global businesses, to mitigate the impact from hyperinflation in the country, we exclude the impact of inflation in Argentina from the calculation as Argentina's cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.
The table below shows the average inflation rates calculated as indicated.

Average inflation
%	Average inflation last 12 months
Retail & Commercial Banking	3.5
Openbank	2.9
Corporate & Investment Banking	3.3
Wealth Management & Insurance	3.2
Payment Solutions	3.5

Spain	3.3
UK	3.1
Portugal	2.8
Openbank Europe	2.6
US	3.2
Mexico	3.8
Brazil	4.4
Chile	3.5
Total Group	3.3
Note: the Total Group's and the global businesses' average inflations are calculated excluding the impact of inflation in Argentina.

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Interim condensed consolidated financial statements
Condensed consolidated balance sheet
Condensed consolidated income statement

Note:	The following financial information for the first nine months of 2026 and 2025 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Sep-26	Dec-25	Sep-25
Cash, cash balances at central banks and other deposits on demand	162,336	152,281	161,899
Financial assets held for trading	317,169	252,318	248,856
Non-trading financial assets mandatorily at fair value through profit or loss	8,907	7,761	7,499
Financial assets designated at fair value through profit or loss	7,810	8,046	8,086
Financial assets at fair value through other comprehensive income	79,584	74,612	74,037
Financial assets at amortised cost	1,414,627	1,202,689	1,175,701
Hedging derivatives	5,965	3,931	4,246
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(1,325)	50	(156)
Investments	7,980	7,052	7,352
Joint ventures entities	2,249	1,956	1,993
Associated entities	5,731	5,096	5,359
Assets under reinsurance contracts	221	223	227
Tangible assets	26,477	27,438	28,408
Property, plant and equipment	25,588	26,416	27,608
For own-use	12,442	11,663	11,953
Leased out under an operating lease	13,146	14,753	15,655
Investment property	889	1,022	800
Of which : Leased out under an operating lease	695	860	640
Intangible assets	26,135	17,308	17,287
Goodwill	18,923	11,958	12,025
Other intangible assets	7,212	5,350	5,262
Tax assets	32,380	30,076	28,812
Current tax assets	11,439	11,132	9,897
Deferred tax assets	20,941	18,944	18,915
Other assets	11,237	8,719	9,045
Insurance contracts linked to pensions	61	67	71
Inventories	4	7	5
Other	11,172	8,645	8,969
Non-current assets held for sale	2,831	75,011	69,369
TOTAL ASSETS	2,102,334	1,867,515	1,840,668

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Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Sep-26	Dec-25	Sep-25
Financial liabilities held for trading	218,458	171,546	164,608
Financial liabilities designated at fair value through profit or loss	44,042	42,148	37,079
Financial liabilities at amortized cost	1,657,662	1,421,184	1,414,964
Hedging derivatives	6,272	4,248	4,188
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(121)	49	28
Liabilities under insurance contracts	22,466	18,737	18,620
Provisions	8,712	8,355	7,744
Pensions and other post-retirement obligations	1,602	1,656	1,663
Other long term employee benefits	985	993	918
Taxes and other legal contingencies	3,028	2,989	2,786
Contingent liabilities and commitments	784	713	653
Other provisions	2,313	2,004	1,724
Tax liabilities	9,739	9,568	9,457
Current tax liabilities	4,089	3,664	3,537
Deferred tax liabilities	5,650	5,904	5,920
Other liabilities	16,704	15,937	15,008
Liabilities associated with non-current assets held for sale	—	62,995	59,058
TOTAL LIABILITIES	1,983,934	1,754,767	1,730,754

EQUITY
Shareholders' equity	145,931	141,144	139,081
Capital	7,278	7,345	7,443
Called up paid capital	7,278	7,345	7,443
Unpaid capital which has been called up	—	—	—
Share premium	35,156	36,792	38,492
Equity instruments issued other than capital	—	—	—
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	—	—	—
Other equity	456	273	271
Accumulated retained earnings	102,453	91,959	91,954
Revaluation reserves	—	—	—
Other reserves	(8,451)	(7,532)	(7,180)
(-) Own shares	(1,533)	(96)	(532)
Profit attributable to shareholders of the parent	12,405	14,101	10,337
(-) Interim dividends	(1,833)	(1,698)	(1,704)
Other comprehensive income (loss)	(34,419)	(37,974)	(38,004)
Items not reclassified to profit or loss	(2,709)	(4,121)	(4,248)
Items that may be reclassified to profit or loss	(31,710)	(33,853)	(33,756)
Non-controlling interest	6,888	9,578	8,837
Other comprehensive income	(1,995)	(1,947)	(2,048)
Other items	8,883	11,525	10,885
TOTAL EQUITY	118,400	112,748	109,914
TOTAL LIABILITIES AND EQUITY	2,102,334	1,867,515	1,840,668

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	342,782	321,234	310,866
Financial guarantees granted	19,122	17,449	16,819
Other commitments granted	180,388	148,118	158,744

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Interim condensed consolidated income statement

EUR million	9M'26	9M'25
Interest income	80,425	76,325
Financial assets at fair value through other comprehensive income	5,011	4,140
Financial assets at amortized cost	60,795	58,116
Other interest income	14,619	14,069
Interest expense	(45,880)	(44,766)
Interest income/ (charges)	34,545	31,559
Dividend income	759	559
Income from companies accounted for using the equity method	722	480
Commission income	14,136	12,790
Commission expense	(3,787)	(3,289)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	(124)	162
Financial assets at amortized cost	(100)	(26)
Other financial assets and liabilities	(24)	188
Gain or losses on financial assets and liabilities held for trading, net	301	1,040
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	301	1,040
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	355	672
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	355	672
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	757	(419)
Gain or losses from hedge accounting, net	29	(6)
Exchange differences, net	(239)	204
Other operating income (*)	1,088	1,221
Other operating expenses	(1,901)	(1,790)
Income from insurance and reinsurance contracts	359	351
Expenses from insurance and reinsurance contracts	(287)	(286)
Total income	46,713	43,248
Administrative expenses	(16,518)	(16,008)
Staff costs	(10,516)	(10,063)
Other general and administrative expenses	(6,002)	(5,945)
Depreciation and amortization	(2,454)	(2,422)
Provisions or reversal of provisions, net	(2,422)	(1,709)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(10,047)	(9,372)
Financial assets at fair value through other comprehensive income	(93)	(52)
Financial assets at amortized cost	(9,954)	(9,320)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(527)	(188)
Tangible assets	(13)	(128)
Intangible assets	(496)	(53)
Others	(18)	(7)
Gain or losses on non-financial assets and investments, net	42	(22)
Negative goodwill recognized in results	3	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	(1)	212
Operating profit/(loss) before tax	14,789	13,761
Tax expense or income from continuing operations	(3,634)	(3,560)
Profit/(loss) for the period from continuing operations	11,155	10,201
Profit/( loss) after tax from discontinued operations	1,895	1,152
Profit/(loss) for the period	13,050	11,353
Profit attributable to non-controlling interests	645	1,016
Profit/(loss) attributable to the parent	12,405	10,337

Earnings/(losses) per share
Basic	0.83	0.66
Diluted	0.82	0.66
(*) Includes -EUR 503 million at 30 September 2026 (-EUR 348 million at 30 September 2025) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.

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•Glossary
Glossary
•A2A: Account-to-account
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•AI: Artificial intelligence
•APM: Alternative Performance Measures
•AuMs: Assets under management
•bn: Billion
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Common Equity Tier 1
•CF: Corporate Finance
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•CRR: Capital Requirements Regulation
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECAs: Export credit agency, government-backed financial institutions that support domestic companies' international trade
•ECB: European Central Bank
•EPS: Earnings per share
•ESMA: European Securities and Markets Authority
•Financial inclusion: Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.
•Free float: total number of shares in circulation minus treasury shares as a % the total number of shares in circulation
•FX: Foreign Exchange
•GB: Global Banking
•GBP:
•GDP: Gross Domestic Product
•GM: Global Markets
•GTB: Global Transaction Banking
•ICO: Official Credit Institute in Spain (Instituto de Crédito Oficial)
•IDB: Inter-American Development Bank
•IFRS 5: International Financial Reporting Standard 5, regarding non-current Assets Held for Sale and Discontinued Operations
•IFRS 8: International Financial Reporting Standard 8, regarding operating segments
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IPO: Initial Public Offering
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•MDA: Maximum Distributable Amount
•mn: Million
•MREL: Minimum Requirement for own funds and eligible liabilities
•M&A: Mergers and acquisitions
•NII: Net interest income
•NPS: Net promoter score
•OBE: Openbank Europe
•OB US: Openbank US
•ODS: Open Digital Services
•Payments: Payment Solutions (Getnet, Getnet Platforms and Ebury)
•PB: Private Banking
•PBT: Profit before tax
•pp: percentage points
•QoQ: quarter-on-quarter
•Retail: Retail & Commercial Banking
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity excluding the cost of AT1issuances from the numerator
•RWAs: Risk-weighted assets
•Sales conversion: Indicator that measures the effectiveness of a commercial process in converting opportunities into actual sales
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SEC: Securities and Exchanges Commission
•SMEs: Small and medium enterprises
•Time-to-market: The length of time it takes for a product or service to being available for purchase
•TLAC: The total loss-absorbing capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•TPV: Total payment volume
•VaR: Value at Risk
•Wealth: Wealth Management & Insurance
•YoY: Year-on-year

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Important information
Non-IFRS and alternative performance measures
Banco Santander, S.A. (“Santander”) cautions that this report may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.
Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, other companies, including some in our industry, may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.
For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo-en-ingles-es.pdf), except with respect to the information and the audited financial statements included therein and superseded by the information and the audited financial statements included in our Report on Form 6-K furnished to the SEC on 1 April 2026 relating to certain recast financial information as a result of certain changes to the presentation of the Group’s financial information (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-recast-of-certain-financial-information-and-related-disclosure-for-the-three-years-ended-31-december-2025-en.pdf), as well as the section “Alternative performance measures” of this third quarter financial report, which was published on 28 October 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).
Sustainability information
This report may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. The sustainability information can be found throughout this report. The sustainability information is provided in accordance with Directive 2022/2464 on corporate sustainability reporting (CSRD) and Law 11/2018 on non-financial and diversity reporting. Sustainability information is not audited nor reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving.
Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this report may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this report, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:
•general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
•exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;
•exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•potential losses from early loan repayment, collateral depreciation or counterparty risk;
•political instability in Spain, the UK, other European countries, Latin America and the US;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

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•acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;
•reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;
•our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and
•changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
No offer or solicitation
This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this report. By making this report available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in previous periods. Nothing mentioned in this report should be taken as a profit and loss forecast.
Third Party Information
Regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this report, and in case of any deviation, Santander assumes no liability for any discrepancy.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

January - September 2026	89

Shareholders and Investor Relations

Ciudad Grupo Santander
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Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 28 October 2026	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer